09010645

GARMIN®

Received SEC
APR 23 2009
Washington, DC 20549

2008 ANNUAL REPORT









TABLE OF CONTENTS









2008 HIGHLIGHTS

- Worldwide leader in PND market share
- Total revenue $3.49 billion, up 10%
- Full year revenue growth in all four segments
- Sold 16.9 million units, up 38%
- Repurchased 17.1 million common shares
- 48% return on invested capital
- Debt-free with $973 million cash and marketable securities available at the end of 2008
- Generated $743 million of free cash flow





DEAR SHAREHOLDERS,

In this time of global economic uncertainty, Garmin is pleased to have a balance sheet that remains strong, coupled with an even stronger desire to create innovative products for our customers. Twenty years ago, co-founder Gary Burrell and I started this company with $5 million in seed money. At the end of 2008, we held $973 million in cash and marketable securities and remained debt-free while paying a dividend of $0.75 per share, repurchasing 17.1 million shares and completing the acquisition of six European distributors during the year. Our policy has been to remain conservative in our spending and aggressive in our development of products and technology.

Our vision remains what it was from the very beginning — to be a full-line supplier of navigation and communication equipment to multiple markets including aviation, automotive and mobile, fitness and outdoor recreation, and marine. Within these markets, we strive to create products that cover a range of price points and feature sets, from good to better to best. Diversification is a wise strategy regardless of economic conditions, but we believe it is especially true today. We are closely monitoring the global economic impact on all of our business segments, and we are prepared to make necessary adjustments according to market demand.

We believe that Garmin's vertical integration philosophy has been a powerful business tool. From the beginning, we have taken pride in our culture of creating core competencies in areas that are typically outsourced to third parties. This model allowed us to quickly scale our production outputs to match demand, significantly reduce inventory and maintain healthy margins at the end of 2008.

Now, more than ever, we intend to rededicate ourselves to Garmin's mission: to enrich the lives of our customers, suppliers, distributors, employees and stockholders by designing, manufacturing and selling navigation and communication products that provide superior quality, safety and operational features, a lower cost of manufacturing and ownership, and sufficient profits to support desired company growth.

Our goal is not just to survive this challenging economic environment, but also to thrive as a market leader in each of our segments, becoming a healthier and stronger company than ever.

Dr. Min H. Kao, Chairman and CEO






GARMIN

ABOUT GARMIN

Through a solid commitment to serving our customers and developing superior products, Garmin has steadily grown into a worldwide navigation leader. We've taken a disciplined approach to managing our business through years of exceptional growth. Today, in the midst of uncertain economic conditions, Garmin is staying the course and planning for better days ahead. Intelligent investments in research and development, strategic distributor acquisitions and careful planning of our inventory and resources place us in a strong position, ready for growth when economic conditions turn around.

Garmin designs, manufactures and markets navigation, communication and information devices, many of which are enabled by GPS (global positioning system) technology. GPS uses satellites to locate a user's position, display it on an electronic map and provide guidance to other locations on Earth. We manage our operations through facilities in North America, Europe and Asia. Garmin is a leader in the general aviation and consumer markets with products serving aviation, marine, outdoor, fitness, automotive, mobile electronics and wireless applications.


GARMIN

We introduced many exciting new products in 2008 and generated nearly $3.5 billion in revenue, up 10% from the previous year. This represents Garmin's 18th consecutive year of revenue growth since we delivered our first products in 1991. Since inception, Garmin has shipped more than 49 million units, with nearly 17 million units sold in 2008 alone.


GARMIN

Garmin saw revenue increases across all four of our market segments in 2008:

- **Aviation up 10% to $323 million**
- **Automotive and mobile up 8% to $2.54 billion**
- **Marine up 1% to $204 million**
- **Outdoor and fitness up 26% to $428 million**

Additionally, all geographic areas experienced revenue growth:

- **North America up 13% to $2.34 billion**
- **Europe up 5% to $1.01 billion**
- **Asia up 1% to $145 million**


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GARMIN

Though Garmin is consistently on the cutting edge of GPS engineering technology, we have always been fiscally responsible in our business approach. From the beginning, we have focused on delighting our customers with new product development and innovation, and as a result, we have achieved market share gains. Our shareholders can count on Garmin to maintain this combination of pioneering products and sensible corporate stewardship through prosperous economic conditions as well as periods of worldwide economic uncertainty.

Worldwide leader in PND market share.


28%
Garmin
15%
Others
3%
18%
28%

2007
Worldwide market share
Source: Canalys


34%
Garmin
15%
Others
3%
12%
29%

2008
Worldwide market share
Source: Canalys









AVIATION

Garmin continues to have one of the most loyal followings in the general aviation market from pilots who depend on our equipment to add safety and situational awareness to every flight. Our products and experience have also earned us several honors in the industry. In 2008, we received the FAA's (Federal Aviation Administration) ODA (Organization Designation Authorization), permitting Garmin to conduct certain activities and approvals on behalf of the FAA. We also topped *ProPilot's* Avionics Product Support Survey, *Aviation International News'* Product Support Survey, and *Flying* magazine's Editor's Choice Award.

Last summer's introduction of the dual-screen G600 made Garmin's revolutionary all-glass cockpit technology available to the retrofit market. This affordable glass system includes a primary flight display and multifunction display mounted side by side. The flat-panel screens fit neatly into the instrument panel, replacing multiple flight instruments and dramatically simplifying the cockpit.

The tablet-style GPSMAP® 696 immediately filled a demand in the aviation portable market when it was introduced in 2008. The 696 features a large, 7-inch screen and capabilities such as airways, electronic charts and real-time weather. It also incorporates an IFR (instrument flight rules) map mode — a new feature that displays standard en route chart information as well as major visual reference points such as rivers, state boundaries, highways and railroad tracks.

Garmin was the first company to certify and deploy ADS-B (Automatic Dependent Surveillance-Broadcast) avionics for both air transport and general aviation customers. ADS-B enhances flight safety by allowing pilots to see radar-like displays with highly accurate air traffic data from GPS satellites. Garmin put this technology into action locally by helping the Kansas City Police Department and four area news stations install ADS-B avionics in their helicopters. This will help them safely share the same airspace instead of relying on visual contact and progressive radio calls to maintain in-flight separation when they all cover the scene of an accident or news event. The FAA expects ADS-B technology to play an important role as the aviation traffic system evolves to meet the needs of predicted air traffic growth.

We continue to enhance the capabilities of our popular G1000® integrated glass flight deck. Pilots with G1000-equipped aircraft now have the option of adding revolutionary 3-D SVT™ (Synthetic Vision

Safety and situational **awareness** in every **flight.**



2008
$ 323
2007
$ 295
2006
$ 233
2005
$ 229
Aviation revenue
($ in millions)

Technology), which brings an unprecedented level of visual orientation by accurately showing synthetic terrain, flight hazards and flight path markers on the display. In any situation, especially in reduced visibility or darkness, SVT can reduce pilot workload and make for safer flying. This 3-D depiction of terrain, obstacles and traffic on the avionics panel replicates what pilots would see outside the cockpit on a clear day.

In 2008, Cirrus aircraft began offering the Cirrus Perspective flight deck, Garmin's all-glass, fully integrated system tailored for the Cirrus SR22-G3. The 12-inch primary flight display and multifunction display simplify operation by digitally depicting all information from aircraft attitude and air data to engine instrumentation, real-time weather data link, traffic and terrain. The Perspective cockpit also includes Garmin's GFC™ 700 automatic flight control system and SVT.

As Garmin adds new databases to our products — FliteCharts®, SafeTaxi®, AOPA (Aircraft Owners and Pilots Associations) airport directories and obstacle databases, to name a few — it becomes increasingly important to help pilots keep track of that information. The flyGarmin™ website was introduced to make the database update experience as easy as possible. It gives a synopsis of an owner's registered products and whether they are current. If a database needs to be updated, users can choose a one-time download or an annual subscription.

Pilots learned about Garmin's latest products via full-page magazine ads in *Flying* and *AOPA Pilot,* then had a chance to see the units first-hand at our exhibit booths. Garmin displayed at the AOPA Expo in San Jose, California; the National Business Aviation Association convention in Orlando, Florida; and AirVenture Oshkosh in Wisconsin.

AUTOMOTIVE AND MOBILE

Garmin remains the worldwide leader in mobile navigation devices, many of which are our award-winning nüvi® PND (personal navigation device) units. In 2008, Garmin held the leading U.S. PND market share while maintaining the highest average selling price in the category. Garmin also had six of the seven top PND products, according to rankings by the NPD Group (Mobile Navigation Market Pulse: December 2008).

Customers and product review services continue to praise Garmin's easy-to-understand user interface. And, with the introduction of the voice-activated nüvi 8X0 series, using a PND became even easier. The speech recognition technology in this series has set the industry standard. After mounting a push-to-talk wireless remote on his or her steering wheel, a user controls the nüvi by speaking commands instead of touching the display. Drivers can keep their eyes on the road the entire time and perform most functions without taking their hands from the wheel.

PND software advances in 2008 included lane assist with junction view in the nüvi 7X5 series and the zūmo® 660 motorcycle navigators. These features help drivers anticipate upcoming interchanges by showing the correct lane and exit for navigation. We also introduced subscription-free, advertising-supported traffic on certain models, to help drivers avoid delays. Another feature, 3-D buildings, shows on-screen depictions of buildings on either side of the road.

In addition to new products, Garmin introduced ecoRoute™ at the beginning of 2009. ecoRoute is a free software update that suggests fuel-efficient navigation, helping drivers conserve money and fuel. In addition to the standard "faster time" and "shorter distance" route preferences, ecoRoute will add a "less fuel" option.

Customers around the globe learned about our nüvi lineup via print, mobile ads, television, billboards and radio in 2008. In addition, Garmin displayed signage at key high-traffic airports in the United States. We also exhibited at the industry's largest electronic tradeshows around the world: the Consumer Electronics Show in the United States and






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More people around the world **chose Garmin** to guide them.


2008
$ 2,539
2007
$ 2,342
2006
$ 1,089
2005
$ 406

Automotive and mobile revenue
($ in millions)

the CeBIT show in Europe. In-store merchandising played a larger role than ever before as Garmin designed holiday and year-round displays for retailers including Best Buy, Costco, Wal-Mart and many others.

Partnerships with several OEMs (original equipment manufacturers) placed Garmin navigation systems in even more vehicles. In 2008, a number of OEMs, including Suzuki, Nissan and Volvo, created television advertisements featuring Garmin products, giving our nüvi line further exposure to U.S. audiences.

Additionally, Garmin celebrated five years of collaboration with German automaker BMW. Garmin creates specially packaged nüvi navigators for BMW that include preloaded POIs (points of interest), so drivers can easily find the nearest BMW dealer or service center. BMW motorcycle owners also have a BMW branded zümo navigator called the BMW Motorrad Navigator. Garmin's OEM partnership with Suzuki produced the TRIP (Travel, Real-time traffic, Information and Play), based on the nüvi 7X0 series. This program marked the first time in America that a vehicle under $16,000 included a GPS system as a standard feature.

AUTOMOTIVE AND MOBILE

In 2008, Garmin declared its entry into the growing mobile phone market and gave the world a sneak peek of nüvifone™ G60. This proposal to provide true PND navigation through a multimedia smartphone, reinforced Garmin's dedication to discovering new ways to bring our superior GPS technology to market.

To further this exciting mobile phone initiative, Garmin announced its strategic alliance with ASUSTeK Computer in early 2009. This joint development project will combine Garmin's expertise at turn-by-turn GPS navigation with Asus's experience in designing and manufacturing mobile phones to create the full line of nüvifone location-based smartphones. The alliance is expected to help Garmin provide a wide range of phone form factors and price points to the growing mobile market.

The first two nüvifones were available for the public to see in January at the Garmin-Asus exhibit at Mobile World Congress in Barcelona, Spain. nüvifone G60 runs on Garmin's Linux-based operating system, while the nüvifone M20 has a Windows® Mobile OS and comes in an array of colors. All nüvifone mobile phones will offer the same turn-by-turn, voice-prompted navigation features found on high-end Garmin PNDs and will integrate location-based services into web, e-mail, text messaging and other phone applications as well.

As evidenced in our nüvifone line, Garmin intends always to be part of new markets, not be replaced by them. Garmin's intuitive turn-by-turn directions can be delivered in many packages, whether a PND, a mobile phone or a yet-to-be-created device of the future.

Phones for the **location-based** life.


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With products for lake-loving fishermen, sailboat racing teams and all manner of mariners, the Garmin name is becoming a familiar sight on boats of all sizes. In 2008, Garmin increased our presence in the global marine market and introduced a wide variety of product offerings to round out our marine electronics suite.

Garmin announced improvements to our two most popular marine radars — the GMR™ 18 HD and GMR 24 HD — giving consumers better target separation and clearer definition at close ranges. Like other Garmin radar (and unlike most competitors), these new units process signals within the radome via a digital signal processor. This type of processing allows for more precise recognition, enhancement and filtering of radar echoes, making the finished display easier to interpret. The improved radomes were popular with both the powerboat and sailing markets.

At the United Kingdom's Southampton Boat Show, Garmin presented its first sailing-specific product: the GWS™ 10 wind sensor. The GWS 10 acts as a mini weather station, providing barometric pressure and air temperature data in addition to apparent wind and pressure trend data. Champion yachtsman Mike Golding was on hand at the Garmin booth to talk about his experience navigating some of the world's most challenging waters with Garmin equipment onboard his vessel.

The GHP™ 10 Autopilot received critical acclaim for its unique, patented Shadow Drive™ technology, which automatically disengages the autopilot if the helm is turned. This allows for quick manual maneuvers without physically disengaging the autopilot. Once a new course is established, the GHP 10 automatically resumes control.

Also new in 2008 were the VHF 100 and 200, two powerful VHF radios designed for both OEM and aftermarket applications. The radios sport a simple user interface and have easy-to-read displays that are the largest in their class.

Garmin introduced two new GPSMAP® portable navigation devices designed to be used on land and at sea. Both are waterproof with bright 5.2-inch touchscreen displays. The GPSMAP 640 comes preloaded with both street maps and marine charts. The GPSMAP 620 is designed for markets outside the United States and accepts street or marine cartography via an SD™ card slot.

These new products work in conjunction with the Garmin marine lineup to provide a complete network of marine products for boats of all sizes. As we enhance our product offerings, our appeal across a broader spectrum of boat manufacturers will also increase. Already several OEM partnerships have resulted, including Zodiac of North America, Mainship, Queenship, Sea Fox, Scout and Sunseeker.

At the beginning of 2009, Garmin announced a partnership with EdgeWater Power Boats. EdgeWater will offer customers an electronics suite that includes Garmin's 15-inch touchscreen color chartplotter, the GHP 10 Autopilot, high definition radar, digital sounder module and XM satellite weather/audio antenna. This partnership strengthens Garmin's growing position as a leading marine electronics supplier.

A combination of sponsorships, appearances at major boat shows and worldwide and print advertising have worked to keep Garmin's name top of mind when it comes to premium marine systems. In addition to full-page color advertisements in *Boating, Salt Water Sportsman, In-Fisherman* and other popular boating magazines, Garmin also sponsored the Volvo City Sailing Championships around the Nordic countries, as well as the Southern Kingfisher Tour in the United States.



A complete network of marine products for boats of all sizes.


2008
$ 204
2007
$ 203
2006
$ 167
2005
$ 158
Marine revenue
($ in millions)




0.0
087M
166.2











OUTDOOR AND FITNESS

Garmin is regarded as an innovator and leader in fitness circles as our technology continues to set the trend for accurate training information. In the outdoor segment, our handheld GPS receivers are so well designed that most campers, hikers and geocachers can intuitively use the navigators, right out of the box. Combined, the outdoor and fitness market is the fastest growing in the company and enjoys a notably loyal customer base.

Timed for release in conjunction with the Boston Marathon, the Forerunner® 405 allows a runner to track his or her distance, pace, heart rate and other detailed information during training runs, much like previous Forerunners. However, the smaller, more watch-like form factor of the Forerunner 405 makes it easier to wear, and the new touch bezel enables runners to control it with the tap of a finger.

The popularity of the Forerunner 405 is evident, even in elite circles, as several U.S. Olympic marathoners used the device to train for the 2008 Games in Beijing, China. Garmin also sponsored more than a dozen major marathons across the United States, promoting our brand and garnering feedback from athletes of all abilities.

Garmin made two noteworthy announcements to the cycling community in 2008. First was the delivery of the Edge® 605 and 705 cycling computers. These units are the first cycling computers to sport color screens and mapping capabilities. They come with a built-in basemap and also accept either City Navigator® maps (for street rides) or topographic maps (for off-road adventures) via an SD™ card slot. The Edge 705 adds a barometric altimeter, for tracking elevation changes during a ride, and ANT+™ wireless compatibility.

Garmin's second big cycling announcement came in June as we became the title sponsor of the Garmin-Slipstream professional cycling team just before the Tour de France. Slipstream Sports is a team of elite athletes with a dedication to clean, drug-free cycling. With this sponsorship, Garmin's logo is prominently featured on the team's racing kits, tour buses, support vehicles and more. Additionally, team members all sport special blue and orange Edge 705 units on their bikes and nüvi® automotive GPS devices in their team vehicles.

For the open-air enthusiasts who prefer less-organized outdoor adventures, Garmin introduced the Oregon® series of handheld GPS receivers. These rugged, waterproof devices are the first to feature touchscreen controls that allow users to easily tap and drag through menus and options. They have five preloaded activity profiles — automotive, marine, recreation, fitness and geocaching — to make the most-used features even quicker to find depending on how the units are being used.

Professional athletes depend on Garmin.


2008
$428
2007
$340
2006
$285
2005
$237
Outdoor and fitness revenue
($ in millions)

The DC™ 30, an updated version of the GPS collar for the Astro® dog tracking system, has been widely embraced by the hunting community. With input from hunters, this new GPS collar was designed to better stand up to the abuse it gets from hunting dogs at work. The Astro system also receives ongoing praise from the search-and-rescue community.

Many of Garmin's 2008 outdoor and fitness products featured ANT+ wireless technology. This ultra low power wireless network can connect a Garmin GPS device to ANT+ enabled heart rate monitors, power meters, speed/cadence sensors, foot pods and more. It also allows certain units to wirelessly share data with one another. Garmin looks for ANT+ technology to continue as an important feature in future outdoor and fitness products.

Expanding our market share through innovation.

RESOURCES AROUND THE WORLD

Garmin is a global company with thousands of dedicated associates spread over four continents, working together to create, manufacture and deliver the innovative and dependable products that Garmin customers expect. We have established offices in more than a dozen countries, which allow us to control our own distribution channels. Our primary facilities are in the United States, the United Kingdom and Taiwan.

The world's only showcase retail store dedicated to Garmin innovation is located on Chicago's famous Michigan Avenue. The two-story destination store offers a high-tech, high-touch environment where customers are invited to experience a wide range of Garmin devices. A knowledgeable staff is Garmin-trained to serve local and international guests shopping the "Magnificent Mile."

In the United Kingdom, our office in Southampton handles marketing, sales and support for Europe, Africa and the Middle East. A new pick module and eConveyor system in our Southampton warehouse has been instrumental in fulfilling the product needs of our European offices and has dramatically improved efficiency and productivity. European web sales increased 800% in 2008, and this conveyor system has the capacity for expansion as the channels grow.

The majority of consumer manufacturing takes place in our state-of-the-art facilities in Shijr, Jhongli and LinKou in Taiwan. In keeping with our business initiatives in Asia, Australia and New Zealand, our engineering, cartography and marketing capabilities continue to increase. Our Taiwan team is poised for growth in all market segments, including the handset business with the innovative line of Garmin-Asus nüvifone™ location-based phones.

Garmin's success and ability to compete are dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. In 2008, Garmin's patent portfolio increased to include 381 U.S. patents and 42 foreign patents. At the end of 2008, Garmin had 143 U.S. patent applications and 36 foreign patent applications pending.

Our intellectual property portfolio also includes trademark registrations. At the end of 2008, we held 95 U.S. trademark registrations and 191 foreign trademark registrations.

DOWN THE ROAD

As 2009 opens, Garmin has already begun to announce a variety of strong products, innovative software and strategic OEM alliances across our market segments. We plan to continue expanding our market share by penetrating untapped markets and creating innovative, new products for our existing customers.

In aviation, we intend to build on the popularity of our G1000® integrated glass flight deck, offering it in additional jet and turboprop airframes. We expect also to increase G600 product line penetration into existing general aviation aircraft and look for more opportunities in the jet and larger plane markets.

We plan to continue growing market share globally in our automotive and mobile category. In addition, we intend to develop relationships with automotive OEMs to expand our business in this category.

The new nüvi® lineup features improvements across the spectrum. The high-end nüvi 885T can be controlled by voice and offers lane assist with junction view to help drivers better navigate upcoming interchanges. Paired with MSN Direct® dynamic content, the unit also provides up-to-date gas prices, stock quotes, movie information and more. Lower-end nüvi models will become thinner and sleeker, making them easier to use outside the vehicle.

Also in the automotive and mobile market, the much-anticipated lineup of Garmin-Asus nüvifone™ mobile phones are expected to be delivered in the first half of 2009. These phones will give customers location-based services, not just when navigating and searching for points of interest, but also in every application from e-mail to photos to instant messaging. We are aligning with GSM (Global System for Mobile communications) wireless carriers to distribute Garmin-Asus nüvifones. In this highly competitive segment, we intend to differentiate our products through increased content and location-based services.

Garmin now offers a complete line of marine electronics and is beginning to see the benefits of new OEM partnerships. We intend to become the vendor of choice among OEMs with our complete line of marine electronics. We also plan to offer technology for the large-boat market while improving our cartography and data content. Early in 2009, Gulf Craft Inc., the Middle East's largest luxury powerboat manufacturer, selected Garmin's marine electronics to outfit its 2010 line of Silvercraft and Oryx boats and yachts. EdgeWater Power Boats will also equip its full line of boats with Garmin marine electronics.

In the outdoor and fitness category, we are introducing the Approach™ G5, Garmin's first golf-specific GPS. It sports the same easy-to-use touchscreen as the Oregon® handheld navigators, but it is preloaded with thousands of golf courses, so no course-download subscription is required. The Approach uses high-sensitivity GPS to measure shot distance and show exact yardage to fairways, hazards and greens and will be distributed in retail outlets and golf course pro shops.

In addition to our new product for golfers, we plan to improve outdoor and fitness technology by introducing products that are easier to operate and can be used for even more activities. We intend to grow our presence with existing retailers and expand distribution to additional cycling, running and traditional fitness stores. In our efforts to continually add value to our products, we plan to integrate expanded content into our outdoor and fitness products.

With these new products and partnerships — and others yet in development — Garmin continues to demonstrate a dedicated commitment to our customers' needs. As in the past, Garmin will continue to develop the high-quality products that have made us a world leader in navigation and communication technology.






GARMIN



TESTIMONIALS

"We'll never pay $2,000 for a built-in GPS again"
I just wanted to tell you how impressed I am with the nüvi 260W I purchased a few weeks ago. It solidly outperforms the far more expensive systems built into our two vehicles.

Why did we buy the Garmin when we already have two built in? We're heading to New Zealand for the winter, and it will make driving really easy. It astonishes me that the maps for a whole country fit on a single SD card! And we'll never pay $2,000 for a built-in GPS navigation system again.

Thanks for a great product.

J.R.

"Best customer support ever, in any industry"
I bought my first Garmin GPS many years ago. What I didn't know was that I was buying a product with the best customer support I have ever used, in any industry. I am now on my fifth Garmin GPS, and all of them are still working!

Your product quality has been excellent for my automotive and marine uses, and your people have always been professional, knowledgeable, friendly and helpful. I have never had the feeling they were in a hurry to get off my call. In fact they have offered to help with things I didn't know I needed help with.

In an era where corporations are cutting costs, it is refreshing that in the 10+ years I have been a Garmin customer, you have not changed the way you treat your customers.

As I said before, my first Garmin purchase was by chance, but any future purchases will all be Garmin because of your customer support!

Capt. J.P.

"I won't put anything else in my plane or car"
I'm a pilot, a plane owner and a big fan of your products. After comparing Garmin avionics to other brands, I won't put anything else in my plane or car. Your new synthetic vision technology is the stuff of sci-fi movies. I cannot wait to try it out!

Keep up the excellent work and thanks for your excellent products!

G.W.

"You have created a customer for life"
Last August, our skiff sank while tied to the dock at a local marina in the San Juan Islands. The skiff had been submerged for about six hours by the time we discovered it, and it was approximately four more hours before we had it up, salvaged and on the trailer.

During the recovery, we started to realize the magnitude of the damage. It appeared that the engine and all of the electronics (including the GPSMAP 540) were damaged by the sinking. Upon further investigation, we found that we had indeed lost the engine and batteries. We removed all of the electronics from the skiff, then my wife suggested we open the electronics to see if we could dry them out. Upon opening the other devices, we saw the seals were OK, but leakage had occurred.

When we opened the 540, we noticed the high-quality seal and, to our surprise, no leakage. I was impressed! We let the 540 sit open until we had the new motor and controls rigged on the skiff and then remounted the 540. To my surprise, it worked, and it is still working today.

You have created a customer for life. Thanks again for a wonderful product.

J.T.







"Our eTrex became a play toy for bears"
Since it was first released, I have relied on the Garmin eTrex Vista to get my fly fishing clients and me in and out of some of the toughest and most brown-bear-infested terrain in the world. Through the thickest brush, deepest canyons and heaviest rain, fog and snow, my eTrex Vista, with its amazing battery life, has performed flawlessly!

With our plane, fitted with floats, I can land on anything bigger than a puddle. Once there, two clients and I will set off to where there are no trails and the topography all looks the same. Thanks to this amazing little device, I've never been late for a pickup and can maximize our time on the river by following maps, creating trails of our own and following the "time until next point" meter. Missing a pickup time is a no-can-do when you're dealing with currents, wind, rocks, trees and airplanes!

On one such endeavor, we were caught between a sow bear and her cubs. We quickly removed ourselves from the situation, but our gear became play toys! The eTrex found itself in the mouths of a 1,000-pound, angry momma bear and her children... teeth bashed through the metal housing, claw-scratched and stomped on. Although the unit smelled terrible, it worked well enough to get us home. Plus, the removable data card inside the unit was safe and sound — preserving years of invaluable trails and topographical information I had worked so hard to create!

Thank you, Garmin!

D.M., Licensed Alaskan Guide

"I wish the best to Garmin and its racing team"
As a pro cycling fan and longtime Garmin user, I'm very excited about Garmin's sponsorship of the Slipstream team. This is a great team, with names recognizable to both U.S. and European racing fans.

I currently use the Edge 705 on my bike, with the full package of maps and sensors. The detailed training information is amazing. Being able to easily upload all the data to Garmin Connect takes performance analysis to a new level. The ability to load other riders' saved rides into the Edge and follow them will change the way people share bike rides. I'm just beginning to explore the possibilities.

I wish the best to Garmin and its racing team in the Tour de France and throughout the rest of the season. It's a perfect match of leading technology products and an exciting arena in which to showcase them.

Originally posted on the Garmin blog

"The printed directions were useless"
Last week, on a business trip, I rented a car and asked for the GPS. They provided me with a Garmin.

I must tell you that I would have never made it to my destination without my Garmin! It was easy to use and gave great, precise directions. I had printed out driving directions from the internet before the trip, but it was such a complicated drive that the printed directions were useless.

I was truly amazed by how Garmin performed. I will be getting one for my car at home and, from now on, will always request one for my car rentals!

J.M.

2008 FINANCIAL SUMMARY


2008
$3,494
$773
2007
$3,180
$855
2006
$1,774
$514
2005
$1,028
$311
2004
$763
$206
revenue
net income
Revenue and net income
($ in millions)


2008
$3.48
2007
$3.89
2006
$2.35
2005
$1.43
2004
$0.94
Diluted EPS
($ per share)


2008
$206
2007
$159
2006
$113
2005
$75
2004
$62
R&D expenditures
($ in millions)


2008
$10.57
2007
$10.69
2006
$7.12
2005
$5.31
2004
$4.30
Book value per share
($ per share)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 27, 2008
or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______ to ______
Commission file number 0-31983

SEC
Mail Processing
Section

APR 23 2009

Washington, DC
105

GARMIN LTD.

(Exact name of registrant as specified in its charter)

GARMIN.

Cayman Islands (State or other jurisdiction of incorporation or organization)	**98-0229227** (I.R.S. Employer Identification No.)
P.O. Box 10670, Grand Cayman KY1-1006 **Suite 3206B, 45 Market Street, Gardenia Court** **Camana Bay, Cayman Islands** (Address of principal executive offices)	N/A (Zip Code)

Registrant's telephone number, including area code: **(345) 640-9050**

Securities registered pursuant to Section 12(b) of the Act:

Common Shares, $0.005 Per Share Par Value (Title of each class)	**NASDAQ Global Select Market** (Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [√] NO [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES [ ] NO [√]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [√] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [√]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [√]	Accelerated Filer [ ]
Non-accelerated Filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES [ ] NO [√]

Aggregate market value of the common shares held by non-affiliates of the registrant as of June 28, 2008 (based on the closing price of the registrant's common shares on the Nasdaq Stock Market for that date) was $6,026,179,129.

Number of shares outstanding of the registrant's common shares as of February 20, 2009:
Common Shares, $.005 par value – 200,392,897

Documents incorporated by reference:

Portions of the following document are incorporated herein by reference into Part III of the Form 10-K as indicated:

Document	**Part of Form 10-K into which Incorporated**
Company's Definitive Proxy Statement for the 2009 Annual Meeting of Shareholders which will be filed no later than 120 days after December 27, 2008.	Part III

Garmin Ltd.

2008 Form 10-K Annual Report

Table of Contents

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING COMMENTS

The discussions set forth in this Annual Report on Form 10-K contain statements concerning potential future events. Such forward-looking statements are based upon assumptions by the Company's management, as of the date of this Annual Report, including assumptions about risks and uncertainties faced by the Company. In addition, management may make forward-looking statements orally or in other writings, including, but not limited to, in press releases, in the annual report to shareholders and in the Company's other filings with the Securities and Exchange Commission. Readers can identify these forward-looking statements by their use of such verbs as "expects," "anticipates," "believes" or similar verbs or conjugations of such verbs. Forward-looking statements include any discussion of the trends and other factors that drive our business and future results in "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their date. If any of management's assumptions prove incorrect or should unanticipated circumstances arise, the Company's actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors identified under Item 1A "Risk Factors." Readers are strongly encouraged to consider those factors when evaluating any forward-looking statements concerning the Company. The Company does not undertake to update any forward-looking statements in this Annual Report to reflect future events or developments.

Part I

Item 1. Business

This discussion of the business of Garmin Ltd. ("Garmin" or the "Company") should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7 herein and the information set forth in response to Item 101 of Regulation S-K in such Item 7 is incorporated herein by reference in partial response to this Item 1. Garmin has four business segments: Marine, Automotive/Mobile, Outdoor/Fitness, and Aviation. The segment and geographic information included in Item 8, "Financial Statements and Supplementary Data," under Note 8 is incorporated herein by reference in partial response to this Item 1.

Garmin was incorporated in the Cayman Islands on July 24, 2000 as a holding company for Garmin Corporation, a Taiwan corporation, in order to facilitate a public offering of Garmin shares in the United States. Garmin owns, directly or indirectly, all of the operating companies in the Garmin group.

Garmin's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and Forms 3, 4 and 5 filed by Garmin's directors and executive officers and all amendments to those reports will be made available free of charge through the Investor Relations section of Garmin's Internet website (http://www.garmin.com) as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission.

The reference to Garmin's website address does not constitute incorporation by reference of the information contained on this website, and such information should not be considered part of this report on Form 10-K.

Company Overview

Garmin is a leading, worldwide provider of navigation, communication and information devices and applications, most of which are enabled by Global Positioning System ("GPS") technology. Garmin designs, develops, manufactures and markets a diverse family of hand-held, portable and fixed-mount GPS-enabled products and other navigation, communications and information products for the automotive/mobile, outdoor/fitness, marine, and general aviation markets.

Overview of the Global Positioning System

The Global Positioning System is a worldwide navigation system which enables the precise determination of geographic location using established satellite technology. The system consists of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the United States Department of Defense, which maintains an ongoing satellite replenishment program to ensure continuous global system coverage. Access to the system is provided free of charge by the U.S. government.

Prior to May 2000, the U.S. Department of Defense intentionally degraded the accuracy of civilian GPS signals in a process known as Selective Availability (''SA'') for national security purposes. SA variably degraded GPS position accuracy to a radius of 100 meters. On May 2, 2000, the U.S. Department of Defense discontinued SA. In a presidential policy statement issued in December 2004, the Bush administration indicated that the U.S. does not intend to implement SA again and is committed to preventing hostile use of GPS through regional denial of service, minimizing the impact to peaceful users. With SA removed, a GPS receiver can calculate its position to an accuracy of approximately 10 meters or less, enhancing the utility of GPS for most applications.

The accuracy and utility of GPS can be enhanced through augmentation techniques which compute any remaining errors in the signal and broadcast these corrections to a GPS device. The Federal Aviation Administration ("FAA") has developed a Wide Area Augmentation System (''WAAS'') comprising ground reference stations and additional satellites that improve the accuracy of GPS positioning available in the United States and portions of Canada and Mexico to approximately 3 meters. WAAS supports the use of GPS as the primary means of enroute, terminal and approach navigation for aviation in the United States. The increased accuracy offered by WAAS also enhances the utility of WAAS-enabled GPS receivers for consumer applications. The FAA announced on July 11, 2003 that the WAAS system had achieved initial operating capability and that the system was available for instrument flight use with appropriately certified avionics equipment. Since that time, the FAA has installed additional ground reference stations and has launched additional WAAS satellites.

Recent Developments in the Company's Business

Since the inception of its business, Garmin has delivered over 48 million products, which includes the delivery of 16.9 million products during 2008.

Automotive/Mobile Product Introductions

Garmin introduced a number of new versions of Garmin's popular nüvi® personal navigation device (PND) product line in 2008, including the nüvi 880, a premium PND which features speech recognition and MSN® Direct services, the nüvi 780 with MSN® Direct services, the nüvi 260W a value-priced PND that speaks street names and has a 4.3" wide screen, the nüvi 2x5 series with Bluetooth® wireless technology for hands-free calling and a bundled subscription to traffic alerts and the nüvi 7x5 series with Lane Assist which depicts road signs and provides guidance to the correct lane for an approaching turn or exit. Also in 2008, Garmin introduced the multi-mode nüvi 500 series that combine PND functionality with outdoor and marine navigation capabilities.

Also in 2008, Garmin announced the nüvifone™ a touchscreen smartphone that integrates a mobile phone, web browser and PND. The nüvifone is expected to be released in the first half of 2009.

Outdoor/ Fitness Product Introductions

Garmin expanded its Forerunner® line of products for the fitness market with the Forerunner 405, a compact-sized, wrist-worn GPS-enabled fitness device that allows runners to track their speed, distance, heart rate and location, access their training history or challenge a Virtual Partner™ and automatically upload their data wirelessly to a personal computer. To help promote its full line of fitness products, Garmin entered into a sponsorship agreement with the Slipstream Sports cycling team to become the lead sponsor of the team, which is now known as Team Garmin-Slipstream.

Garmin also introduced the Oregon™ series of rugged, color touchscreen handheld GPS devices and the Colorado™ series of handheld GPS devices with color displays. Both the Oregon and Colorado series are available with a variety of mapping options suitable for outdoor and marine applications.

Marine Product Introductions

In September 2008 Garmin introduced a new line of VHF marine communication radios, the VHF 100 and VHF 200. In October 2008 Garmin announced the GPSMAP 600 series of portable and rugged touchscreen marine chartplotters that also function as automotive navigators with voice-prompted turn-by-turn directions.

Aviation Product Introductions and Certifications

In April 2008 Garmin received Federal Aviation Administration (FAA) Supplemental Type Certification (STC) for Garmin Synthetic Vision Technology (SVT™), which is designed to integrate with Garmin's G1000 avionics suite. Garmin's SVT presents a 3-D depiction of terrain, obstacles and traffic on the G1000's primary flight-display so that the avionics panel replicates what pilots would see outside the cockpit on a clear day.

In April 2008 Garmin also announced the G950 avionics suite, an all-glass avionics suite designed for aircraft manufacturers who want a standardized avionics configuration and will complete certification of their airframe's avionics panel on their own.

In July 2008 Garmin received FAA Approved Model List Supplemental Type Certification with an Approved Model List (AML STC) for the G600, a new avionics suite designed for the retrofit and forward fit avionics market.

Also in 2008, Garmin introduced several new portable aviation navigators, including the GPSMAP 696, a tablet-styled GPS navigator with a 7-inch screen, detailed electronic charts, real-time weather and high resolution terrain display.

Acquisitions

During 2008 Garmin acquired its independent distributors in Austria, Belgium, Denmark, Finland, Portugal and Sweden to strengthen its presence and capabilities in the European market.

Gain on Sale/Tender of Tele Atlas N.V. Shares

Garmin realized a gain of $72.4 million during 2008 following the sales and tender to TomTom N.V. of the shares of Tele Atlas N.V. that were acquired by Garmin in 2007 in connection with its announced intent to make a cash offer for all outstanding shares of Tele Atlas N.V., which was subsequently abandoned. This gain includes $21.5 million of foreign currency gain due to the strengthening of the Euro.

Products

Garmin has achieved a leading market position and a history of consistent growth in revenues and profits by offering ergonomically designed, user-friendly products with innovative features and designs covering a broad range of applications and price points. Garmin's target markets are currently broken down into four main segments – automotive/mobile, outdoor/fitness, marine and aviation.

Automotive/Mobile

Garmin offers a broad range of automotive navigation products, as well as a variety of products and applications designed for the mobile GPS market. Garmin believes that its products are known for their value, high performance, ease of use, innovation, and ergonomics. The table below includes a sampling of the automotive and mobile products that Garmin currently offers to consumers around the world.

nüvi® (27 models)	The nüvi is Garmin's popular thin-profile personal navigation device (PND). All nüvi models combine a full-featured GPS navigator (with built-in maps) with a currency and measurement converter, world clock and digital photo organizer. Different nüvi models and optional add-ons offer different feature sets, including a wide screen display, integrated traffic receiver for traffic data, spoken street names, speech recognition, speed limit indication, lane assist, 3-D building view, MSN Direct content, Bluetooth® hands-free capability, MP3 player, language translator, audio book player, FM transmitter, built-in maps of Europe, and the ability to add custom points of interest. Users can also choose to purchase a travel assistant that provides reviews and recommendations for restaurants, hotels, shopping, night life, sporting events, tourist attractions, and more (Garmin *Travel Guide*™). In fiscal years 2008, 2007, and 2006, the nüvi class of products represented approximately 64%, 52% and 28% respectively of Garmin's total consolidated revenues.
zūmo® (2 models)	Motorcycle-specific navigators with features including a glove-friendly touch screen with high bright sunlight-readable display, motorcycle mount, vibration-tested design, and Bluetooth wireless technology. An SD (secure digital) card slot allows riders to share their favorite places and rides with fellow zūmo riders. The zūmo 660 features 3-D building view and lane assist and a digital fuel gauge.
Garmin Mobile™	Garmin Mobile is a subscription-based software application that lets compatible cell phones function as versatile GPS navigators.
Garmin Mobile™ XT	Garmin Mobile XT is a data card that turns many smartphones into full-featured navigators. Users can simply plug the microSD card into a compatible phone and begin navigating. No network coverage or subscription is required.

Outdoor/Fitness

Forerunner® (8 models)	Compact, lightweight training assistants for athletes with integrated GPS sensor (except for Forerunner 50 and FR60) that provide time, speed, distance, pace and other data. Some models also offer a heart rate monitoring function. The Forerunner 50 is an entry-level advanced fitness watch that allows runners and walkers to track their workouts and automatically upload their data (via a wireless USB ANT™ Stick) to a personal computer. The Forerunner 405 is a compact-sized, wrist-worn GPS-enabled device that allows runners and joggers to track their speed, distance, heart rate and location, access

their training history or challenge a Virtual Partner™ and automatically upload their data wirelessly to a personal computer.

Edge®
(4 models)

Integrated personal training systems designed for cyclists. The Edge 205 measures speed, distance, time, calories burned, climb and descent, altitude and more. The Edge 305 adds a heart rate monitor and/or wireless speed/pedaling cadence sensor. The Edge 605 and 705 provide mapping capabilities (including street navigation) and a 2.2" color display in addition to tracking vertical profiles, climb and descent, altitude, speed, distance, and time.

Colorado™
(4 models)

The Colorado series features Garmin's Rock 'n Roller™ wheel, which allows the user to operate many of the units' features with the user's thumb. The Colorado 300 features a worldwide basemap with shaded relief. The Colorado 400c provides marine chart coverage for the coastal U.S. and Bahamas. The Colorado 400i offers shoreline details, depth contours and boat ramps for U.S. inland lakes and rivers. The Colorado 400t gives hikers 3-D elevation perspective and preloaded U.S. topographic maps. All Colorado models are equipped with a barometric altimeter and electronic compass.

Oregon™
(5 models)

The Oregon series combines a bright 3 inch color touchscreen, rugged design and a variety of preloaded mapping options. The Oregon 400t gives hikers preloaded U.S. topographic maps with 3-D elevation perspective. The Oregon 400i offers shoreline details, depth contours and boat ramps for U.S. inland lakes and navigable rivers. The Oregon 400c features chart coverage for the coastal U.S. and Bahamas. The Oregon 300 features a worldwide basemap with shaded relief. The Oregon 400t, 400c, 400i and 300 are equipped with a barometric altimeter and electronic compass and are compatible with Garmin's heart-rate monitors and speed/cadence sensors.

eTrex®
(8 models)

Compact handheld GPS units for outdoor enthusiasts. All models are waterproof and have rugged designs.

GPS 60
(4 models)

The GPS 60 is a basic GPS without mapping while the GPSMAP 60 offers a monochrome display and 24 MB of downloadable memory. The GPSMAP 60Cx and the GPSMAP 60CSx feature a high sensitivity GPS receiver and a slot for a removable microSD memory, along with a 64mb microSD card.

GPS 76
(5 models)

Handheld GPS with large display and a waterproof case which floats in water. Preloaded with U.S. tidal data, the GPS 76 is a basic GPS without a basemap. The GPSMAP 76 has an internal basemap and MapSource® compatibility for street level mapping and detailed marine charts. The GPSMAP 76S additionally features a barometric altimeter and an electronic compass. The GPSMAP 76Cx and the GPSMAP 76CSx each feature a high sensitivity GPS receiver and a slot for a removable microSD memory, along with a 128mb microSD card, all in the same rugged and waterproof housing that floats in water.

Rino®
(5 models)

Handheld two-way Family Radio Service (FRS) and General Mobile Radio Service (GMRS) radios that integrate two-way voice communications with GPS navigation. Features include patented "peer-to-peer position reporting" so you can transmit your location to another Rino radio. The Rino 120 has an internal basemap and MapSource compatibility for street-level mapping. The Rino 130 has 24 MB of internal memory, built-in electronic compass, barometric sensor, and National Oceanic and Atmospheric Administration (NOAA) weather radio receiver. The Rino 520HCx has a high sensitivity

	GPS receiver, 5 watts of transmit power, color display, mini-USB interface, and a turn-by turn automatic route calculation for use in automobiles. The Rino 530HCx has all of the features of the Rino 520HCx, plus a seven-channel weather receiver, electronic compass, and barometric altimeter.
Approach™ G5	Announced in January 2009 with expected availability in the second quarter of 2009, the Approach G5 is a rugged, waterproof, touchscreen, handheld GPS for golfers that features thousands of preloaded golf course maps. Approach G5 uses a high-sensitivity GPS receiver to measure individual shot distances and show the exact yardage to fairways, hazards and greens.
Astro®	High sensitivity GPS-enabled dog tracking system. The Astro is designed to pinpoint up to ten dogs' positions at one time through all-weather collars and a handheld system. The system also provides a Dog Tracker page and a Covey Counter™ to assist the hunter. It is loaded with many of the features of our outdoor devices including: barometric altimeter, electronic compass, microSD slot, area calculator and a waterproof exterior.

Marine

Garmin's marine lineup includes network products and multifunction displays, fixed-mount GPS/chartplotter products, instruments, radar, autopilots, and sounder products. The table below includes a sampling of some of the marine products that Garmin currently offers to consumers.

Marine Chartplotters and Networking Products

GPSMAP® 5000 series (6 models)	These touch- screen multifunction displays for the Garmin Marine Network (a system that combines GPS, radar, XM WX Satellite Weather, sonar, and other data) offer ease of use and video-quality resolution and color. The 5212 and 5208 come pre-loaded with detailed U.S. coastal charts, including Explorer Charts, and are compatible with Garmin's BlueChart® g2 Vision™ charts which offer high-resolution satellite imagery, 3-D map perspective, aerial reference photos, and auto guidance. The 5215 and 5015 offer 15-inch diagonal sunlight-readable touchcreen displays.
GPSMAP® 4000 series/ 4200 series (6 models)	These multifunction displays for the Garmin Marine Network (a system that combines GPS, radar, XM WX Satellite Weather, sonar, and other data) offer ease of use and video-quality resolution and color. The 4212 and 4208 come pre-loaded with detailed U.S. coastal charts, including Explorer Charts, and are compatible with Garmin's BlueChart® g2 Vision™ charts which offer high-resolution satellite imagery, 3-D map perspective, aerial reference photos, and auto guidance. The 4210 and 4010 feature 10.4-inch diagonal sunlight- readable displays and Garmin's new marine user interface.
GPSMAP® 3000 series/ 3200 series (6 models)	These configurable chartplotter/multifunction displays (MFDs) are all network-enabled and come in either a 10", 6" or 5" display. The GPSMAP 3200 series of multifunction displays for the Garmin Marine Network feature pre-loaded Marine Detail Charts of the U.S. coastline, including Alaska and Hawaii.
GPSMAP® 4x0 and 5x0 (20 models)	The 4x0 and 5x0 chartplotters and chartplotter/sonar units feature new, highly-detailed pre-loaded marine cartography and offer a wide variety of display sizes and networking options. All units are compatible with Garmin's BlueChart® g2™ data cards.

GDL 30 & 30A — These weather data receivers deliver real-time XM WX Satellite Weather data for the continental United States to Garmin Marine Network compatible display units. In addition, the GDL 30A adds CD-quality audio capability utilizing the XM Satellite Radio service (separate subscription required).

GSD 21 and 22 — These "black-box" sounders interface with Garmin display units and chartplotters and enhance their utility by providing the depth sounder and fish finder functions in a remote mounted package.

GMS 10 — The GMS 10 Network Port Expander is the "nerve center" of the Garmin Marine Network. This 100-Mbit switch is designed to support the connection of multiple sensors to the Garmin Marine Network.

Other Marine Products

GMI 10 — The GMI 10 is a NMEA 2000 and NMEA 0183 compliant instrument that displays data from multiple remote sensors on one screen. Mariners can use the GMI 10 to display instrument data such as depth, speed through the water, water temperature, fuel flow rate, engine data, fuel level, wind direction and more, depending upon what sensors are connected.

GHP™ 10 Marine Autopilot System — The GHP 10's patented Shadow Drive™ technology automatically disengages the autopilot if the helm is turned, allowing the helmsman to maneuver the boat. The autopilot automatically re-engages when a steady course is held by the helmsman.

Fishfinders (5 models) — Garmin offers five different fishfinder options spanning various price points. All models feature Garmin's Ultrascroll™ technology, which allows boaters to get a faster refresh rate on their sonar display, and dual-beam transducer operation. Four of the models offer color displays. The Fishfinder 400C comes with dual beam or dual frequency transducers for easy adaptability to either freshwater or saltwater fishing. It also offers a new, easy-to-use interface and built in CANet connectivity to enable sonar data to be shared with compatible Garmin chartplotters.

Radar (6 models) — Garmin offers both radomes and open array radar products with compatibility to any network-compatible Garmin chartplotter so that the chartplotter can double as the radar screen. The GMR™ 18 and 21 models are digital radome products in various sizes and power specifications. The GMR 404 and 406 open array radar scanners provide even greater clarity and a 72 nautical mile range. The GMR 18 HD and GMR 24 HD radomes feature digital signal processing providing sharper radar imagery and improved target separation.

Aviation

Garmin's panel-mounted product line includes GPS-enabled navigation, VHF communications transmitters/receivers, multi-function displays, receivers, instrument landing system (ILS) receivers, digital transponders (which transmit an aircraft's altitude and its flight identification number in response to requests transmitted by ground-based air traffic control radar systems or collision avoidance devices on other aircraft), marker beacon receivers and audio panels.

Garmin's aviation products have won prestigious awards throughout the industry for their innovative features and ease of use. The GNS 430/530 offers multiple features and capabilities integrated into a single product.

This high level of integration minimizes the use of precious space in the cockpit, enhances the quality and safety of flight through the use of modern designs and components and reduces the cost of equipping an aircraft with modern electronics. The GNS 430 was recognized by *Flying* Magazine as the Editor's Choice Product of the Year for 1998. In 1994, and again in 2000, Garmin earned recognition from the Aircraft Electronics Association for outstanding contribution to the general aviation electronics industry. The GPSMAP 295 won *Aviation Consumer* Magazine's Gear of the Year award for best aviation portable product in 2000 and again in 2001. *Flying* Magazine's editors awarded the GPSMAP 396 with a 2005 Editors' Choice Award for outstanding achievements. The GPSMAP 496, introduced in 2006, won the "2006 Gear of the Year" award from *Aviation Consumer* magazine. *Flying* Magazine's editors awarded Garmin a 2007 *Flying* Editors' Choice Award for making the safety and precision of WAAS (Wide Area Augmentation System) available in its GPS navigation systems. Garmin was ranked No. 1 among aviation electronics manufacturers for operation, presentation, technical advancement, information, construction and satisfaction in *Professional Pilot* magazine's survey of its readers in 2003, 2004 and 2005 and was ranked No. 2 in 2006 and 2007. Garmin has been ranked No. 1 among avionics manufacturers for avionics product support in *Professional Pilot* magazine's survey of its readers in each of the last five survey years. *Aviation International News* also ranked Garmin No. 1 in avionics product support in 2008, making it the fifth consecutive year that Garmin has earned that No. 1 ranking. Garmin received the Airline Technology Achievement Award from *Air Transport World Magazine* in January 2005 for championing the development of Automatic Dependent Surveillance-Broadcast (ADS-B) technology, an enabling technology for air traffic management.

Garmin's panel-mounted aviation products are sold in both new aircraft and the retrofit market where existing aircraft are fitted with the latest electronics from Garmin's broad product line.

Garmin has also expanded its range of avionics offerings to leading General Aviation aircraft manufacturers such as the Cessna Aircraft Company, Cirrus Design Corporation, Hawker Beechcraft Corporation, Diamond Aircraft Industries, Mooney Airplane Company, Piper Aircraft, Inc. and EADS SOCATA through the installation of the G1000 integrated flight deck as original equipment aboard new aircraft. This system integrates attitude, heading, air data, navigation, communication, engine monitoring, and other aircraft functions into a single cohesive system which interfaces with the flight crew using a set of large, bright TFT displays. The G1000 also comes with an optional integrated autopilot – the GFC70. Garmin also has expanded its G1000 sales to the business jet segment, such as Cessna with its Citation Mustang jet and Embraer which has selected Garmin's G1000 integrated flight deck for Embraer's new Phenom 100 (very light jet) and Phenom 300 (light jet) programs.

The table below includes a sampling of some of the aviation products currently offered by Garmin:

Handheld and portable aviation products:

GPSMAP® 96 & 96C	Portable units integrating GPS navigation with Jeppesen database and comprehensive towers-and-obstacles database. GPSMAP 96C offers a color display and 119 MB of memory for downloadable maps.
GPSMAP 296	In addition to a 3.8" diagonal color display, this portable GPS receiver offers features like terrain cautions and alerts, sectional chart-like topographic data, a built-in obstacle database, and a transparent navigation arc view for course, speed and distance information.
GPSMAP 396	A portable navigation device that offers users GPS navigation, XM WX Satellite Weather™ capability, featuring Next Generation Radar (NEXRAD), a terrain awareness and warning system (TAWS), and XM entertainment programming, among other features.
GPSMAP 495/496	The GPSMAP 496 expands on the GPSMAP 396 by adding such additional features as Garmin's SafeTaxi™ airport diagrams, Aircraft Owners and Pilots Association (AOPA) Airport directory data, Garmin's Smart Airspace enhanced high-resolution terrain database, accelerated GPS update rate, and pre-loaded automotive maps of North

America. The GPSMAP 495 offers many of the same features as the GPSMAP 496 at a lower price point.

GPSMAP 695/696	The GPSMAP 696 expands on the features of the GPSMAP 496 by adding a 7 inch screen, preloaded detailed electronic charts, preloaded airways and IFR map mode. The GPSMAP 696 has a receiver for XM radio and XM WX Satellite Weather (U.S. customers only) that gives next generation radar (NEXRAD), aviation routine weather reports (METARs), terminal aerodrome forecasts (TAFs), temporary flight restrictions (TFRs), lightning, winds aloft, turbulence forecasts, and several other important weather products. The GPSMAP 695 has the same features except for XM radio and weather.

Integrated avionics systems:

G1000®	The G1000 integrates navigation, communication, attitude, weather, terrain, traffic, surveillance and engine information on large high-resolution color displays. The G1000 offers general aviation airplane manufacturers an easy-to-install solution for flight displays and provides the aircraft owner the benefits of a state-of-the-art avionics system which relies on modern technologies such as solid state components and bright, sunlight-readable TFT displays.
G600™	The G600 brings the style and function of an all-glass integrated avionics suite to the retrofit market. The G600 incorporates two individual displays – a PFD and MFD – in a customized package specifically designed for easy retrofit installation. The G600 is designed to communicate and integrate with Garmin's WAAS enabled panel mount products, and provides essential information such as attitude, air data, weather, terrain and traffic. Garmin has received the FAA's Approved Model List Supplemental Type Certification (AML STC) for the G600, which will simplify certification for over 300 different aircraft models.
G900X™	An all-glass integrated avionics system specifically designed for kitplane builders of the Lancair and Van's RV-series aircraft.
GDU 370/375	Multifunction displays for the light sport retrofit and experimental aircraft markets (expected to be available in the second quarter of 2009).

Panel-mount aviation products:

400 Series (3 models)	The GNS 430 was the world's first "all-in-one" IFR certified GPS navigation receiver/traditional VHF navigation receiver/instrument landing systems receiver and VHF communication transmitter/receiver. Features available in different 400 series models include 4-color map graphics, GPS, communication and navigation capabilities. The 430 Series units may now be ordered with or upgraded to Wide Area Augmentation System (WAAS) capability.
500 Series (2 models)	These units combine the features of the 400 series along with a larger 5" color display. The 530 Series units may now be ordered with or upgraded to Class B Terrain Awareness and Warning System (TAWS-B) and Wide Area Augmentation System (WAAS) capability.
GI-102A & 106A	Course deviation indicators (CDIs). The GI-106A features an instrument landing system receiver to aid in landing.

GMA 340 & 347	The GMA 340 is a feature-rich audio panel with six-place stereo intercom and independent pilot/co-pilot communications capabilities. The GMA 347 has automatic squelch, digital clearance recorder, and a full-duplex telephone interface.
GTX™ 330 & 330D	FAA-certified Mode S transponders with data link capability, including local air traffic information at FAA radar sites equipped with Traffic Information Service (TIS). These transponders may also be optionally upgraded to provide 1090 MHz Extended Squitter (ES) transmission capabilities, which will increase situational awareness once the Automatic Dependent Surveillance-Broadcast (ADS-B) system is fully implemented.
GTX 320A,327 & 328	FAA-certified transponders which transmit altitude or flight identification to air traffic control radar systems or other aircraft's air traffic avoidance devices and feature solid-state construction for longer life. The GTX 327 offers a digital display with timing functions. The 328 is designed exclusively for Europe and satisfies the European requirement for a Mode S solution that meets the reduced certification requirements for the VFR Mode S mandate.
GDL 90	The GDL 90 is the first airborne Automatic Dependent Surveillance-Broadcast (ADS-B) product certified by the FAA to TSO C145A standards. The GDL 90 allows pilots in the cockpit and air traffic controllers on the ground to "see" aircraft traffic with much more precision than has ever been possible before without the costly infrastructure of ground based tracking radar. The GDL 90 relies on the infrastructure that is part of the FAA's Safe Flight 21 program. This program is currently under development with implementation of the ground-based portion of the ADS-B network taking place along the East Coast and other selected areas of the U.S.A. Additional installations of the ADS-B ground stations are planned. The ground stations can track aircraft movement and eventually are expected to be used to broadcast traffic and weather services. Pilots equipped with the GDL 90 and operating within the ground station coverage area will receive aircraft traffic and real-time weather information free of charge.
GDL 69 and 69A	The GDL 69 offers the ability to provide real-time weather information to the aircraft which can be displayed on one of several panel-mounted devices, such as the GNS 430, GNS 530, MX20, and G1000 systems. The GDL 69 and GDL 69A receive real-time weather information broadcast by the XM WX Satellite radio system. In addition, the GDL 69A expands the utility of the system by providing CD quality audio provided by XM Satellite Radio (separate subscriptions for weather data and audio required).
GMX 200™	A large (6.5 inch) sunlight-readable, high-resolution, multi-function display.
SL 30 and SL 40	The SL30 is a compact VHF navigation and communications unit that combines a 760-channel VHF communications radio with 200-channel glideslope and localizer receivers. The SL40 is a 760-channel VHF communications radio only. Both the SL30 and SL40 feature 10 watt communications transmitters.
GWX™ 68	The GWX 68 is an all-in-one antenna/receiver/transmitter that brings real-time weather to Garmin's newest multi-function displays.

Sales and Marketing

Garmin's non-aviation products are sold through a worldwide network of approximately 3,000 independent dealers and distributors in approximately 100 countries who meet our sales and customer service qualifications. Best Buy was the only customer whose purchases represented 10% or more of Garmin's consolidated revenues in the fiscal year ended December 27, 2008 (Best Buy's purchases totaled 12.0% of Garmin's 2008 consolidated revenues). Marketing support is provided geographically from Garmin's offices in Olathe, Kansas (North, South and

Central America), Southampton, U.K. (Europe, Middle East and Africa) and Shijr, Taiwan (Asia, Australia and New Zealand). Garmin's distribution strategy is intended to increase Garmin's global penetration and presence while maintaining high quality standards to ensure end-user satisfaction.

Garmin's U.S. consumer product sales are handled through its network of dealers and distributors who are serviced by a staff of regional sales managers and in-house sales associates. Some of Garmin's larger consumer products dealers and distributors include:

- *Best Buy*—one of the largest U.S. and Canadian electronics retailers;
- *Amazon.com*—internet retailer;
- *Costco*—an international chain of membership warehouses that carry quality, brand name merchandise;
- *Halford's*—a large European retailer specializing in car parts and accessories;
- *Petra*—a large distributor who sells to such dealers as Costco and Amazon.com;
- *Target*— one of the nation's largest general merchandise retailers;
- *Wal-Mart*—the world's largest mass retailer; and
- *Wynit*—a large distributor who sells to such dealers as Radio Shack and Amazon.com.

Garmin's Europe, Middle East and Africa consumer product sales are handled through our in-country subsidiaries or local distributors who resell to dealers. Working closely with Garmin's in-house sales and marketing staff in the U.K., these in-country subsidiaries or independent distributors are responsible for inventory levels and staff training requirements at each retail location. Garmin's Taiwan-based marketing team handles the Company's Asia sales and marketing effort.

Garmin's panel-mount aviation products are sold through aviation distributors around the world. Garmin's largest aviation distributors include Sportsman's Market, Aircraft Spruce and Specialty Co., Gulf Coast Avionics, Pacific Coast Avionics, and Sarasota Avionics. These distributors have the training, equipment and certified staff required for at-airport installation of Garmin's avionics equipment. Garmin's portable aviation products are sold through distributors and through catalogs.

In addition to the traditional distribution channels mentioned, Garmin has many relationships with original equipment manufacturers (OEMs). In the consumer market, Garmin's products are sold to certain automotive and motorcycle OEMs such as Chrysler/Mopar, Toyota, Suzuki, Harley-Davidson, Ford, BMW and BMW Motorrad, Honda Access, Mercedes Benz, Smart Car, Peugeot, Hyundai, Mazda, Nissan, Volvo, Bombardier, and Polaris, for dealer-installed aftermarket accessory programs. Garmin also has a factory-installed program with Honda Motorcycles and also delivered to Suzuki a factory-integrated PND product in 2008 for Suzuki's SX4 vehicle in North America. In addition, Garmin also sells products and applications to Kenwood for bundling with Kenwood's OEM products, and in 2008 Garmin announced a relationship with Panasonic Automotive Systems to supply products and applications to Panasonic for automotive OEM sales. Garmin also has relationships with certain rental car companies including Dollar/Thrifty, Enterprise, Avis, Budget, National, Europcar, and Alamo. Garmin has also developed promotional relationships with certain automotive dealerships in certain countries including BMW, Southeast Toyota, Penske, Mazda, Saab and Ford. Garmin's products are also standard equipment on various models of boats manufactured by Edgewater Boats, Bennington Marine, Cigarette Racing Team, Inc., Cobalt Boats, G3 Boats, and are optional equipment on boats manufactured by Chaparral Boats, Inc., Formula Boats, Fountain Powerboats, Mainship (Luhrs Corp.), and Pro-Line Boats. In the aviation market, Garmin's avionics are standard equipment on various models of aircraft built by Cessna Aircraft Company, Embraer, Cirrus Design Corporation, Diamond Aircraft Industries, EADS SOCATA, Eurocopter, Mooney Aircraft Corporation, Hawker Beechcraft Aircraft Company, Robinson Helicopter, and the Piper Aircraft Company. Other aircraft manufacturers offer Garmin's products as optional equipment.

Competition

The market for navigation, communications and information products is highly competitive. Garmin believes the principal competitive factors impacting the market for its products are design, functionality, quality and reliability, customer service, brand, price, time-to-market and availability. Garmin believes that it generally competes favorably in each of these areas.

Garmin believes that its principal competitors for portable automotive products are TomTom N.V. and MiTAC Digital Corporation (which distributes products under the brand names of Magellan, Mio, and Navman). and Navigon AG. Garmin believes that its principal competitors for outdoor product lines are Magellan and Lowrance Electronics, Inc., a subsidiary of Navico Holding AS, ("Lowrance") For marine chartplotter products, Garmin believes that its principal competitors are Raymarine Ltd. ("Raymarine"), Furuno Electronic Company ("Furuno"), Lowrance and Simrad Yachting AS ("Simrad"). For Garmin's fishfinder/depth sounder product lines, Garmin believes that its principal competitors are Lowrance, Raymarine, the Humminbird division of Johnson Outdoors, Inc., Simrad and Furuno. For Garmin's general aviation product lines, Garmin considers its principal competitors to be Lowrance (for portable GPS units), and Honeywell, Inc., Avidyne Corporation, L-3 Avionics Systems, Rockwell Collins, Inc., Universal Avionics Systems Corporation, Chelton Flight Systems, Aspen Avionics, and Free Flight Systems for panel-mount GPS and display units. For Garmin's Family Radio Service and General Mobile Radio Service product line, Garmin believes that its principal competitors are Motorola, Inc. ("Motorola"), Cobra Electronics Corporation and Midland Radio Corporation. Garmin believes that its principal competitors for smartphones are Apple, Inc., HTC Corporation, Nokia Oyj, Samsung Corporation and Sony Ericsson Mobile Communications AB.

Research and Development

Garmin's product innovations are driven by its strong emphasis on research and development and the close partnership between Garmin's engineering and manufacturing teams. Garmin's products are created by its engineering and development staff, which numbered 1,738 people worldwide as of December 27, 2008. Garmin's manufacturing staff includes manufacturing process engineers who work closely with Garmin's design engineers to ensure manufacturability and manufacturing cost control for its products. Garmin's development staff includes industrial designers, as well as software engineers, electrical engineers, mechanical engineers and cartographic engineers. Garmin believes the industrial design of its products has played an important role in Garmin's success. Once a development project is initiated and approved, a multi-disciplinary team is created to design the product and transition it into manufacturing.

Below is a table of Garmin's expenditures on research and development over the last three fiscal years.

($'s in thousands)	December 27, 2008	December 29, 2007	December 30, 2006
Research and development	$206,109	$159,406	$113,314
Percent of net sales	5.9%	5.0%	6.4%

Manufacturing and Operations

Garmin believes that one of its core competencies is its manufacturing capability at its Shijr, Jhongli and LinKou, Taiwan facilities, its Olathe, Kansas facility, and its Salem, Oregon facility. Garmin believes that its vertically integrated approach has provided it the following benefits:

Reduced time-to-market. Utilizing concurrent engineering techniques, Garmin's products are introduced to production at an early development stage and the feedback provided by manufacturing is incorporated into the design before mass production begins. In this manner, Garmin attempts to reduce the time required to move a product from its design phase to mass production deliveries, with improved quality and yields.

Design and process optimization. Garmin uses its manufacturing resources to rapidly prototype design concepts, products and processes in order to achieve higher efficiency, lower cost and better value for customers. Garmin's ability to fully explore product design and manufacturing process concepts has enabled it to optimize its designs to minimize size and weight in GPS devices that are functional, waterproof, and rugged.

Logistical agility. Operating its own manufacturing facilities helps Garmin minimize problems, such as component shortages and long component lead times which are common in the electronics industry. Many products can be re-engineered to bypass component shortages or reduce cost and the new designs can be delivered to market quickly. Garmin reacts rapidly to changes in market demand by striving to maintain a safety stock of long-lead components and by rescheduling components from one product line to another.

Garmin's design, manufacturing, distribution, and servicing processes in our US, Taiwan, and UK facilities are certified to ISO 9001, an international quality standard developed by the International Organization for Standardization. Garmin's Taiwan manufacturing facilities have also achieved TS 16949 certification, a quality standard for automotive suppliers. In addition, Garmin's aviation operations have achieved certification to AS9100, the quality standard for the aviation industry.

Garmin (Europe) Ltd and Garmin Corporation have also achieved certification of their environmental management systems to the ISO14001 standard. This certification recognizes that Garmin's UK and Taiwan subsidiaries have systems and processes in place to minimize or prevent harmful effects on the environment and to strive continually to improve its environmental performance.

Materials

Garmin purchases components for its products from a number of suppliers around the world. For certain components, Garmin relies on sole source suppliers. The failure of our suppliers to deliver components in sufficient quantities and in a timely manner could adversely affect our business.

Seasonality

Our sales are subject to significant seasonal fluctuation. Sales of our consumer products are generally significantly higher in the fourth quarter, due to increased demand for automotive/mobile products during the holiday buying season, and, to a lesser extent, the second quarter, due to increased demand during the spring and summer marine season and the Father's Day/graduation buying season. Sales of consumer products are also influenced by the timing of the release of new products. Our aviation products do not experience much seasonal variation, but are more influenced by the timing of the release of new products when the initial demand is typically the strongest.

Backlog

Our sales are generally of a consumer nature and there is a relatively short cycle between order and shipment. Therefore, we believe that backlog information is not material to the understanding of our business. We typically ship most orders within 72 hours of receipt.

Intellectual Property

Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. As of January 27, 2009, we held 307 U.S. utility patents, 77 U.S. design patents, 16 foreign patents and 26 foreign registered designs. As of January 27, 2009, we held 127 U.S. utility patent applications, 16 U.S. design patent applications, 33 foreign patent applications, and 3 foreign design applications pending. In addition, Garmin often relies on licenses of intellectual property for use in its business. For example, Garmin obtains licenses for digital cartography technology for use in our products from various sources. As of January 27, 2009, we held 96 U.S. trademark registrations and 191 foreign trademark registrations. As of January 27, 2009, we had 11 U.S. trademark applications and 46 foreign trademark applications pending.

We believe that our continued success depends on the intellectual skills of our employees and their ability to continue to innovate. Garmin will continue to file and prosecute patent applications when appropriate to attempt to protect Garmin's rights in its proprietary technologies. Garmin was selected as a constituent of the Ocean Tomo® 300 Patent Index and The Ocean Tomo® 300 Patent Growth Index, which are indices that recognize companies with high intellectual property value.

There is no assurance that our current patents, or patents which we may later acquire, may successfully withstand any challenge, in whole or in part. It is also possible that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will preclude us from manufacturing and marketing certain products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity.

Regulations

The telecommunications industry is highly regulated, and the regulatory environment in which Garmin operates is subject to change. In accordance with Federal Communications Commission ("FCC") rules and regulations, wireless transceiver and cellular handset products are required to be certified by the FCC and comparable authorities in foreign countries where they are sold. Garmin's products sold in Europe are required to comply with relevant directives of the European Commission. A delay in receiving required certifications for new products, or enhancements to Garmin's products, or losing certification for Garmin's existing products could adversely affect our business. In addition, aviation products that are intended for installation in "type certificated aircraft" are required to be certified by the FAA, its European counterpart, the European Aviation Safety Agency, and other comparable organizations before they can be used in an aircraft.

Because Garmin Corporation, one of the Company's principal subsidiaries, is located in Taiwan, foreign exchange control laws and regulations of Taiwan with respect to remittances into and out of Taiwan may have an impact on Garmin's operations. The Taiwan Foreign Exchange Control Statute, and regulations thereunder, provide that all foreign exchange transactions must be executed by banks designated to handle such business by the Ministry of Finance of Taiwan and by the Central Bank of the Republic of China (Taiwan), also referred to as the CBC. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, while all foreign currency needed for the import of merchandise and services may be purchased freely from the designated foreign exchange banks. Aside from trade-related foreign exchange transactions, Taiwan companies and residents may, without foreign exchange approval, remit outside and into Taiwan foreign currencies of up to $50 million and $5 million respectively, or their equivalent, each calendar year. Currency conversions within the limits are processed by the designated banks and do not have to be reviewed and approved by the CBC. The above limits apply to remittances involving a conversion between New Taiwan Dollars and U.S. Dollars or other foreign currencies. The CBC typically approves foreign exchange in excess of the limits if a party applies with the CBC for review and presents legitimate business reasons justifying the currency conversion. A requirement is also imposed on all enterprises to register all medium and long-term foreign debt with the CBC.

Environmental Matters

The European Union ("EU") enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive ("RoHS Directive") and the Waste Electrical and Electronic Equipment Directive ("WEEE Directive"). The RoHS Directive requires EU member states to enact laws prohibiting the use of certain substances, including lead, mercury, cadmium and hexavalent chromium, in certain electronic products put on the market after July 1, 2006. The WEEE Directive requires EU member states to enact laws that were to go into effect by August 13, 2005 regulating the collection, recovery and recycling of waste from certain electronic products. We modified the design of our products and our manufacturing processes in order to comply with such laws and regulations.

The EU has also enacted the Registration, Evaluation, and Authorization of Chemicals ("REACH") regulation. REACH requires manufacturers and importers of articles to register the substances contained in the articles if the substances are intended to be released under normal or reasonably foreseeable conditions of use. Because the substances contained in our products are not intended to be released under normal or reasonably foreseeable conditions of use, we do not believe we or the importers of our products have an obligation under REACH to register those substances. It is possible, however, that Garmin could participate in the REACH regulations as necessary to support possible REACH registration requirements of the recyclers of our products. REACH also imposes notification requirements on manufacturers and importers of articles if the articles contain "substances of very high concern." We have established a program in order to comply when and to the extent necessary.

Portable Garmin products which use AC/DC adapters as an option for battery charging would require submissions of energy-use profiles if and when the future implementing measures resulting from the EU EuP (Energy Using Products) Directive define such products as being within their scope.

Garmin products may also become subject to further energy efficiency requirements if and when required under U.S. Federal climate change legislation.

The People's Republic of China has enacted legislation which is widely known as "China RoHS". The first phase of China RoHS took effect on March 1, 2007 and requires the disclosure and marking of certain substances, including lead, mercury, cadmium and hexavalent chromium in certain electronic products. We have established a program in order to comply with the first phase of China RoHS.

Other states and countries have promulgated or proposed legislation similar to the RoHS Directive and/or the WEEE Directive. The need for and cost of our compliance with such legislation cannot yet be determined but the cost could be substantial.

Several states have enacted laws pertaining to the reduction of mercury in products and the labeling of mercury-containing products, including the member states of the Interstate Mercury Education and Reduction Clearinghouse (IMERC). Some of these laws, including those in Connecticut, New York, Vermont and Louisiana, are applicable to certain of Garmin's GPS products. We have established an ongoing compliance program to ensure that we are fulfilling the notice and labeling requirements set forth in the relevant mercury legislation.

Garmin has implemented multiple Environmental Management System ("EMS") policies in accordance with the International Organization for Standardization (ISO) 14001 standard for Environmental Health and Safety Management. Garmin's EMS policies set forth practices, standards, and procedures to ensure compliance with applicable environmental laws and regulations at Garmin's Kansas headquarters facility, Garmin's European headquarters facility, and Garmin's Taiwan manufacturing facility.

Employees

As of December 31, 2008, Garmin had 8,919 full and part-time employees worldwide, of whom 2,896 were in the United States, 76 were in Canada, 5,253 were in Taiwan, 644 were in Europe, and 50 were in other global locations. Except for some of Garmin's employees in Brazil, Iceland and Sweden, none of Garmin's employees are represented by a labor union and none of Garmin's North American or Taiwan employees are covered by a collective bargaining agreement. Garmin considers its employee relations to be good.

Item 1A. Risk Factors

The risks described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be materially adversely affected.

Risks Related to the Company

Economic conditions and uncertainty could adversely affect our revenue and margins

Global financial market downturns increased significantly during the fourth quarter of 2008. Falling equity market values, depressed housing markets, credit market constraints, weakened consumer confidence and increased unemployment have created fears of a severe recession. Our revenue and margins depend significantly on general economic conditions and the demand for products in the markets in which we compete. The current economic weakness and constrained consumer and business spending has resulted, and may result in the future, in decreased revenue, margins, earnings or growth rates and problems with our ability to manage inventory levels and collect customer receivables. In addition, financial difficulties experienced by our retailer and OEM customers have resulted, and could result in the future, in significant bad debt write-offs and additions to reserves in our receivables and could have an adverse affect on our results of operations. The current economic recession also may lead to restructuring actions and associated expenses.

Our financial results are highly dependent on the automotive/mobile segment, which now represents over 70% of our revenues and may be maturing leading to lesser growth than we have experienced in the past.

We have experienced substantial growth in the automotive/mobile segment of our business in recent years as the products have become mass-market consumer electronics in both Europe and North America. This market growth may now be slowing as penetration rates increase and competing technologies emerge. Slowing growth, along with the significant price reductions that have occurred during the past two years, could result in lower revenues. As margins have also declined in this segment, slowing growth may also result in lower earnings per share.

The demand for personal navigation devices (PNDs) may be eroded by replacement technologies becoming available on mobile handsets and factory-installed systems in new autos.

We have experienced substantial growth in the automotive/mobile segment which has resulted in GPS/navigation technologies being incorporated into competing devices such as mobile handsets and new automobiles through factory-installed systems. Mobile handsets are frequently GPS-enabled and many companies are now offering navigation software for mobile devices. The acceptance of this technology by consumers could slow our growth and further reduce margins. Navigation systems are becoming more prevalent as optional equipment on new automobiles. Increased navigation penetration on new automobiles could slow our growth and further reduce margins.

Best Buy is a significant customer, representing over 10% of net sales. Accordingly, our revenues and profitability will be adversely impacted if Best Buy's business declines or if Best Buy is unable to pay timely.

Best Buy is our largest customer and accounted for 12.0% of our total net sales in 2008. If Best Buy's business declines due to ~~the~~ economic conditions, market share losses or other factors, our revenues and profitability will be adversely impacted. In addition, if Best Buy's liquidity erodes for any of the reasons discussed above or a tightening in the credit markets and they are unwilling or unable to pay timely, our profitability will be adversely impacted.

Many of our Products Rely on the Global Positioning System

The Global Positioning System is a satellite-based navigation and positioning system consisting of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the United States Department of Defense. The Department of Defense does not currently charge users for access to the satellite signals. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites were originally designed to have lives of 7.5 years and are subject to damage by the hostile space environment in which they operate. However, of the current deployment of satellites in place, some have been operating for more than 13 years.

If a significant number of satellites were to become inoperable, unavailable or are not replaced, it would impair the current utility of our Global Positioning System products and would have a material negative effect on our business. In addition, there can be no assurance that the U.S. government will remain committed to the operation and maintenance of Global Positioning System satellites over a long period, or that the policies of the U.S. government that provide for the use of the Global Positioning System without charge and without accuracy degradation will remain unchanged. Because of the increasing commercial applications of the Global Positioning System, other U.S. government agencies may become involved in the administration or the regulation of the use of Global Positioning System signals. However, in a presidential policy statement issued in December 2004, the Bush administration indicated that the U.S. is committed to supporting and improving the Global Positioning System and will continue providing it free from direct user fees.

Some of our products also use signals from systems that augment GPS, such as the Wide Area Augmentation System (WAAS). WAAS is operated by the FAA. Any curtailment of the operating capability of WAAS could result in decreased user capability for many of our aviation products, thereby impacting our markets.

Any of the foregoing factors could affect the willingness of buyers of our products to select Global Positioning System-based products instead of products based on competing technologies.

A shut down of U.S. airspace or imposition of restrictions on general aviation would harm our business.

Following the September 11, 2001 terrorist attacks, the FAA ordered all aircraft operating in the U.S. to be grounded for several days. In addition to this shut down of U.S. airspace, the general aviation industry was further impacted by the additional restrictions implemented by the FAA on those flights that fly utilizing Visual Flight Rules (VFR). The FAA restricted VFR flight inside 30 enhanced Class B (a 20-25 mile radius around the 30 largest metropolitan areas in the USA) airspace areas. The Aircraft Owners and Pilots Association (AOPA) estimated that these restrictions affected approximately 41,800 general aviation aircraft based at 282 airports inside the 30 enhanced Class B airspace areas. The AOPA estimates that approximately 90% of all general aviation flights are conducted VFR, and that only 15% of general aviation pilots are current to fly utilizing Instrument Flight Rules (IFR).

The shut down of U.S. airspace following September 11, 2001 caused reduced sales of our general aviation products and delays in the shipment of our products manufactured in our Taiwan manufacturing facility to our distribution facility in Olathe, Kansas, thereby adversely affecting our ability to supply new and existing products to our dealers and distributors.

Any future shut down of U.S. airspace or imposition of restrictions on general aviation could have a material adverse effect on our business and financial results.

Any reallocation of radio frequency spectrum could cause interference with the reception of Global Positioning System signals. This interference could harm our business.

Our Global Positioning System technology is dependent on the use of the Standard Positioning Service (SPS) provided by the U.S. Government's Global Positioning System satellites. The Global Positioning System operates in radio frequency bands that are globally allocated for radio navigation satellite services. The assignment of spectrum is controlled by an international organization known as the International Telecommunications Union (''ITU''). The Federal Communications Commission (''FCC'') is responsible for the assignment of spectrum for non-government use in the United States in accordance with ITU regulations. Any ITU or FCC reallocation of radio frequency spectrum, including frequency band segmentation or sharing of spectrum, could cause interference with the reception of Global Positioning System signals and may materially and adversely affect the utility and reliability of our products, which would, in turn, have a material adverse effect on our operating results. In addition, emissions from mobile satellite service and other equipment operating in adjacent frequency bands or inband may materially and adversely affect the utility and reliability of our products, which could result in a material adverse effect on our operating results. The FCC continually receives proposals for new technologies and services, such as ultra-wideband technologies, which may seek to operate in, or across, the radio frequency bands currently used by the GPS SPS. Adverse decisions by the FCC that result in harmful interference to the delivery of the GPS SPS may materially and adversely affect the utility and reliability of our products, which could result in a material adverse effect on our business and financial condition.

If we are not successful in the continued development, introduction or timely manufacture of new products, demand for our products could decrease.

We expect that a significant portion of our future revenue will continue to be derived from sales of newly introduced products. The market for our products is characterized by rapidly changing technology, evolving industry standards and changes in customer needs. If we fail to introduce new products, or to modify or improve our existing products, in response to changes in technology, industry standards or customer needs, our products could rapidly become less competitive or obsolete. We must continue to make significant investments in research and development in order to continue to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development stage products will be successfully completed or, if developed, will achieve significant customer acceptance.

If we are unable to successfully develop and introduce competitive new products, and enhance our existing products, our future results of operations would be adversely affected. Our pursuit of necessary technology may require substantial time and expense. We may need to license new technologies to respond to technological change. These licenses may not be available to us on terms that we can accept or may materially change the gross profits that we are able to obtain on our products. We may not succeed in adapting our products to new technologies as they emerge. Development and manufacturing schedules for technology products are difficult to predict, and there can be no assurance that we will achieve timely initial customer shipments of new products. The timely availability of these products in volume and their acceptance by customers are important to our future success. From time to time we have experienced delays in shipping certain of our new products and any future delays, whether due to product development delays, manufacturing delays, lack of market acceptance, delays in regulatory approval, or otherwise, could have a material adverse effect on our results of operations.

If we do not correctly anticipate demand for our products, we may not be able to secure sufficient quantities or cost-effective production of our products or we could have costly excess production or inventories.

We have generally been able to increase production to meet this increasing demand. However, the demand for our products depends on many factors and will be difficult to forecast. We expect that it will become more difficult to forecast demand as we introduce and support multiple products, as competition in the market for our products intensifies and as the markets for some of our products mature to the mass market category. Significant unanticipated fluctuations in demand could cause the following problems in our operations:

- If demand increases beyond what we forecast, we would have to rapidly increase production. We would depend on suppliers to provide additional volumes of components and those suppliers might not be able to increase production rapidly enough to meet unexpected demand.

- Rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs could lower our profit margins. Further, if production is increased rapidly, manufacturing quality could decline, which may also lower our margins and reduce customer satisfaction.

- If forecasted demand does not develop, we could have excess production resulting in higher inventories of finished products and components, which would use cash and could lead to write-offs of some or all of the excess inventories. Lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies at our facilities, which could result in lower margins.

We may become subject to significant product liability costs.

If our aviation products malfunction or contain errors or defects, airplane collisions or crashes could occur resulting in property damage, personal injury or death. Malfunctions or errors or defects in our marine navigational products could cause boats to run aground or cause other wreckage, personal injury or death. If our automotive or marine products contain defects or errors in the mapping supplied by third-party map providers or if our users do not heed our warnings about the proper use of these products, collisions or accidents could occur resulting in property damage, personal injury or death. If any of these events occurs, we could be subject to significant liability for personal injury and property damage and under certain circumstances could be subject to a judgment for punitive damages. We maintain insurance against accident-related risks involving our products. However, there can be no assurance that such insurance would be sufficient to cover the cost of damages to others or that such insurance will continue to be available at commercially reasonable rates. In addition, insurance coverage generally will not cover awards of punitive damages and may not cover the cost of associated legal fees and defense costs, which could result in lower margins. If we are unable to maintain sufficient insurance to cover product liability costs or if our insurance coverage does not cover the award, this could have a materially adverse impact on our business, financial condition and results of operations.

We depend on our suppliers, some of which are the sole source for specific components, and our production would be seriously harmed if these suppliers are not able to meet our demand and alternative sources are not available, or if the costs of components rise.

We are dependent on third party suppliers for various components used in our current products. Some of the components that we procure from third party suppliers include semiconductors and electroluminescent panels, liquid crystal displays, memory chips, batteries and microprocessors. The cost, quality and availability of components are essential to the successful production and sale of our products. Some components we use are from sole source suppliers. Certain application-specific integrated circuits incorporating our proprietary designs are manufactured for us by sole source suppliers. Alternative sources may not be currently available for these sole source components.

In the past we have experienced shortages of liquid crystal displays and other components. In addition, if there are shortages in supply of components, the costs of such components may rise. If suppliers are unable to meet our demand for components on a timely basis and if we are unable to obtain an alternative source or if the price of the alternative source is prohibitive, or if the costs of components rise, our ability to maintain timely and cost-effective production of our products would be seriously harmed.

We depend on third party licensors for the digital map data contained in our automotive/mobile products, and our business and/or gross margins could be harmed if we become unable to continue licensing such mapping data or if the royalty costs for such data rise.

We license digital mapping data for use in our products from various sources. There are only a limited number of suppliers of mapping data for each geographical region. The two largest digital map suppliers are NAVTEQ Corporation and Tele Atlas N.V. NAVTEQ Corporation is owned by Nokia Oyj and Tele Atlas N.V. is owned by TomTom N.V. Nokia and TomTom are both competitors of Garmin.

Although we do not foresee difficulty in continuing to license data at favorable pricing due to the long term license extension signed between Garmin and NAVTEQ in November 2007 (extending our NAVTEQ license agreement through 2015 with an option to extend through 2019), if we are unable to continue licensing such mapping data and are unable to obtain an alternative source, or if the nature of our relationships with NAVTEQ changes detrimentally, our ability to supply mapping data for use in our products would be seriously harmed.

We rely on independent dealers and distributors to sell our products, and disruption to these channels would harm our business.

Because we sell a majority of our products to independent dealers and distributors, we are subject to many risks, including risks related to their inventory levels and support for our products. In particular, our dealers and distributors maintain significant levels of our products in their inventories. If dealers and distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted.

Many of our dealers and distributors also sell products offered by our competitors. If our competitors offer our dealers and distributors more favorable terms, those dealers and distributors may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. If we are unable to maintain successful relationships with dealers and distributors or to expand our distribution channels, our business will suffer.

Failure to manage our growth and expansion effectively could adversely impact our business.

Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We continue to increase the scope of our operations domestically and internationally and have grown our shipments and headcount substantially. This growth has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources.

Our business may suffer if we are not able to hire and retain sufficient qualified personnel or if we lose our key personnel.

Our future success depends partly on the continued contribution of our key executive, engineering, sales, marketing, manufacturing and administrative personnel. We currently do not have employment agreements with any of our key executive officers. We do not have key man life insurance on any of our key executive officers and do not currently intend to obtain such insurance. The loss of the services of any of our senior level management, or other key employees, could harm our business. Recruiting and retaining the skilled personnel we require to maintain and grow our market position may be difficult. For example, in some recent years there has been a nationwide shortage of qualified electrical engineers and software engineers who are necessary for us to design and develop new products, and therefore, it has sometimes been challenging to recruit such personnel. If we fail to hire and retain qualified employees, we may not be able to maintain and expand our business.

Gross margins for our products may fluctuate or erode.

Gross margins on our automotive/mobile products have been declining due to price reductions in the increasingly competitive market for personal navigation devices (PNDs). We expect that gross margins on automotive/mobile products will continue to erode. In addition, our overall gross margin may fluctuate from period to period due to a number of factors, including product mix, competition and unit volumes. In particular, the average selling prices of a specific product tend to decrease over that product's life. To offset such decreases, we intend to rely primarily on component cost reduction, obtaining yield improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products that incorporate advanced features and therefore can be sold at higher average selling prices. However, there can be no assurance that we will be able to obtain any such yield improvements or cost reductions or introduce any such new products in the future. To the extent that such cost reductions and new product introductions do not occur in a timely manner or our products do not achieve market acceptance, our business, financial condition and results of operations could be materially adversely affected.

Our quarterly operating results are subject to fluctuations and seasonality.

Our operating results are difficult to predict. Our future quarterly operating results may fluctuate significantly. If such operating results decline, the price of our stock would likely decline. As we expand our operations, our operating expenses, particularly our advertising and research and development costs, may increase as a percentage of our sales. If revenues decrease and we are unable to reduce those costs rapidly, our operating results would be negatively affected.

Historically, our revenues have usually been weaker in the first and third quarters of each fiscal year and have, from time to time, been lower than the preceding quarter. Our devices are highly consumer-oriented, and consumer buying is traditionally lower in these quarters. Sales of certain of our marine and automotive products tend to be higher in our second fiscal quarter due to increased consumer spending for such products during the recreational marine, fishing, and travel season. Sales of our automotive/mobile products also have been higher in our fourth fiscal quarter due to increased consumer spending patterns on electronic devices during the holiday season. In addition, we attempt to time our new product releases to coincide with relatively higher consumer spending in the second and fourth fiscal quarters, which contributes to these seasonal variations.

Adverse economic conditions may harm our investments.

Inflation or other changes in general economic conditions could adversely affect our investment portfolio.

Our quarterly financial statements will reflect fluctuations in foreign currency translation.

Our Taiwan subsidiary holds, and is expected to continue to hold, significant cash, cash equivalents, and marketable securities and receivables denominated in U.S. Dollars. Because the U.S. Dollar is the primary currency for our business and in order to substantially reduce the economic consequence of any variation in the exchange rate for the U.S. Dollar and the Taiwan Dollar on these assets, management expects that the Taiwan subsidiary will continue to hold the majority of these assets in U.S. Dollar or U.S. Dollar denominated instruments. Nonetheless, U.S. GAAP requires the Company at the end of each accounting period to translate into Taiwan Dollars all such U.S. Dollar denominated assets held by our Taiwan subsidiary. This translation is required because the Taiwan Dollar is the functional currency of the subsidiary. This U.S. GAAP-mandated translation will cause us to recognize gain or loss on our financial statements as the Taiwan Dollar/U.S. Dollar exchange rate varies. Such gain or loss will create variations in our earnings per share. Because there is minimal cash impact caused by such exchange rate variations, management will continue to focus on the Company's operating performance before the impact of the foreign currency translation.

If we are unable to compete effectively with existing or new competitors, our resulting loss of competitive position could result in price reductions, fewer customer orders, reduced margins and loss of market share.

The markets for our products are highly competitive, and we expect competition to increase in the future. Some of our competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly to new or emerging technologies or changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business, financial condition and results of operations.

Our intellectual property rights are important to our operations, and we could suffer loss if they infringe upon other's rights or are infringed upon by others.

We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. To this end, we hold rights to a number of patents and registered trademarks and regularly file applications to attempt to protect our rights in new technology and trademarks. However, there is no guarantee that our patent applications will become issued patents, or that our trademark applications will become registered trademarks. Moreover, even if approved, our patents or trademarks may thereafter be successfully challenged by others or otherwise become invalidated for a variety of reasons. Thus, any patents or trademarks we currently have or may later acquire may not provide us a significant competitive advantage.

Third parties may claim that we are infringing their intellectual property rights. Such claims could have a material adverse effect on our business and financial condition. From time to time we receive letters alleging infringement of patents, trademarks or other intellectual property rights. Litigation concerning patents or other intellectual property is costly and time consuming. We may seek licenses from such parties, but they could refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources to pay for the licenses. Such infringement claims could also cause us to incur substantial liabilities and to suspend or permanently cease the use of critical technologies or processes or the production or sale of major products.

Failure to obtain required certifications of our products on a timely basis could harm our business.

We have certain products, especially in our aviation segment, that are subject to governmental and similar certifications before they can be sold. For example, FAA certification is required for all of our aviation products that are intended for installation in type certificated aircraft. To the extent required, certification is an expensive and time-consuming process that requires significant focus and resources. An inability to obtain, or excessive delay in obtaining, such certifications could have an adverse effect on our ability to introduce new products and, for certain aviation OEM products, our customers' ability to sell airplanes. Therefore, such inabilities or delays could adversely affect our operating results. In addition, we cannot assure you that our certified products will not be decertified. Any such decertification could have an adverse effect on our operating results.

Our business is subject to economic, political and other risks associated with international sales and operations.

Our business is subject to risks associated with doing business internationally. We estimate that approximately 39% of our net sales in the fiscal year ended December 27, 2008 represented products shipped to international destinations. Accordingly, our business, financial condition and results of operations could be harmed by a variety of international factors, including:

- changes in foreign currency exchange rates;
- changes in a specific country's or region's political or economic conditions, particularly in emerging markets;
- trade protection measures and import or export licensing requirements;
- potentially negative consequences from changes in tax laws;
- difficulty in managing widespread sales and manufacturing operations;
- acts of war, terrorism, or political unrest; and
- less effective protection of intellectual property.

We may experience unique economic and political risks associated with companies that operate in Taiwan.

Relations between Taiwan and the People's Republic of China, also referred to as the PRC, and other factors affecting the political or economic conditions of Taiwan in the future could materially adversely affect our business, financial condition and results of operations and the market price and the liquidity of our shares. Our principal manufacturing facilities where we manufacture all of our products, except our panel-mounted aviation products, are located in Taiwan.

Taiwan has a unique international political status. The PRC asserts sovereignty over all of China, including Taiwan, certain other islands and all of mainland China. The PRC government does not recognize the legitimacy of the Taiwan government. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, the PRC government has indicated that it may use military force to gain control over Taiwan in certain circumstances, such as the declaration of independence by Taiwan. Relations between Taiwan and the PRC have on occasion adversely affected the market value of Taiwanese companies and could negatively affect our operations in Taiwan in the future.

There is uncertainty as to our shareholders' ability to enforce certain foreign civil liabilities in the Cayman Islands and Taiwan.

We are a Cayman Islands company and a substantial portion of our assets are located outside the United States, particularly in Taiwan. As a result, it may be difficult to effect service of process within the United States upon us. In addition, there is uncertainty as to whether the courts of the Cayman Islands or Taiwan would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or Taiwan against us predicated upon the securities laws of the United States or any state thereof.

Our shareholders may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our Memorandum and Articles of Association, as amended, and by the Companies Law (2007 Revision) and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty in protecting your interests in the face of actions by the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as Garmin have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of the company. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Our Cayman Islands counsel has advised that they are not aware of any reported class action or derivative action having been brought in a Cayman Islands court.

We may pursue strategic acquisitions, investments, strategic partnerships or other ventures, and our business could be materially harmed if we fail to successfully identify, complete and integrate such transactions.

We intend to evaluate acquisition opportunities and opportunities to make investments in complementary businesses, technologies, services or products, or to enter into strategic partnerships with parties who can provide access to those assets, additional product or services offerings, additional distribution or marketing synergies or additional industry expertise. In 2008, we acquired our distributors in Austria, Belgium, Denmark, Finland, Portugal and Sweden to strengthen its presence and capabilities in the European market. We may not be able to identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates in the future, we may not be able to complete those transactions on commercially favorable terms, or at all.

Any past or future acquisitions could also result in difficulties assimilating acquired employees (including cultural differences with foreign acquisitions), operations, and products and diversion of capital and management's attention away from other business issues and opportunities. Integration of acquired companies may result in problems related to integration of technology and inexperienced management teams. In addition, the key personnel of the acquired company may decide not to work for us. Our management has had limited experience in assimilating acquired organizations and products into our operations. We may not successfully integrate internal controls, compliance under the Sarbanes-Oxley Act of 2002 and other corporate governance matters, operations, personnel or products related to acquisitions we made in 2008 or may make in the future. If we fail to successfully integrate such transactions, our business could be materially harmed.

We have benefited in the past from Taiwan government tax incentives offered on certain high technology capital investments that may not always be available.

Our effective tax rate is lower than the U.S. federal statutory rate, because we have benefited from incentives offered in Taiwan related to our high technology investments in Taiwan. The loss of these tax benefits could have a significant effect on our financial results in the future.

Changes in our United States federal income tax classification or in applicable tax law could result in adverse tax consequences to our shareholders.

We do not believe that we (or any of our non-United States subsidiaries) are currently a ''passive foreign investment company'' for United States federal income tax purposes. We do not expect to become a passive foreign investment company. However, because the passive foreign investment company determination is made annually based on whether the company's income or assets meet certain thresholds as determined under United States federal tax principles which are based on facts and circumstances that may be beyond our control, we cannot assure that we will not become a passive foreign investment company in the future. If we are a passive foreign investment company in any year, then any of our shareholders that is a United States person could be liable to pay tax on their pro rata share of our income plus an interest charge upon some distributions by us or when that shareholder sells our common shares at a gain. Further, if we are classified as a passive foreign investment company in any year in which a United States person is a shareholder, we generally will continue to be treated as a passive foreign investment company with respect to such shareholder in all succeeding years, regardless of whether we continue to satisfy the income or asset tests mentioned above.

We do not believe that we (or any of our non-United States subsidiaries) are currently a Controlled Foreign Corporation (CFC) for United States federal income tax purposes. We do not expect to become a CFC. The CFC determination is made daily based on whether the United States shareholders own more than fifty percent of the voting power or value of the Company. Only United States persons that own ten percent or more of the voting power of the Company's shares qualify as United States shareholders. If the Company were to be classified as a CFC for an uninterrupted thirty day period in any year, the Company's shareholders that qualify as United States shareholders could be liable to pay US income tax at ordinary income tax rates on their pro-rata share of certain categories of the Company's income for the period in which the Company is classified as a CFC. As the Company cannot control the ownership of the Company's stock nor can the Company control which shareholders participate in the Company's stock buyback program, ownership changes could result that create United States shareholders which increase the risk of Garmin being treated as a CFC.

We may have additional tax liabilities.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our income tax provision, net income or cash flows in the period or periods for which that determination is made.

Risks Relating to Our Shares

The volatility of our stock price could adversely affect investment in our common shares.

The market price of our common shares has been, and may continue to be, highly volatile. During 2008, the price of our common shares ranged from a low of $14.40 to a high of $95.58. A variety of factors could cause the price of our common shares to fluctuate, perhaps substantially, including:

- announcements and rumors of developments related to our business, our competitors, our suppliers or the markets in which we compete;
- quarterly fluctuations in our actual or anticipated operating results;
- the availability, pricing and timeliness of delivery of components, such as flash memory and liquid crystal displays, used in our products;
- general conditions in the worldwide economy, including fluctuations in interest rates;
- announcements of technological innovations;
- new products or product enhancements by us or our competitors;
- product obsolescence and our ability to manage product transitions;
- developments in patents or other intellectual property rights and litigation;
- developments in our relationships with our customers and suppliers;
- research reports or opinions issued by securities analysts or brokerage houses related to Garmin, our competitors, our suppliers or our customers; and
- any significant acts of terrorism against the United States, Taiwan or significant markets where we sell our products.

In addition, in recent years the stock market in general and the markets for shares of technology companies in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Any such fluctuations in the future could adversely affect the market price of our common shares, and the market price of our common shares may decline.

Our officers and directors exert substantial influence over us.

As of February 4, 2009 members and former members of our Board of Directors and our executive officers, together with members of their families and entities that may be deemed affiliates of or related to such persons or entities, beneficially owned approximately 43.7% of our outstanding common shares. Accordingly, these shareholders may be able to determine the outcome of corporate actions requiring shareholder approval, such as mergers and acquisitions. This level of ownership may have a significant effect in delaying, deferring or preventing a change in control of Garmin and may adversely affect the voting and other rights of other holders of our common shares.

Provisions in our shareholder rights plan and our charter documents might deter, delay or prevent a third party from acquiring us and Cayman Islands corporate law may impede a takeover, which could decrease the value of our shares.

Our Board of Directors has the authority to issue up to 1,000,000 preferred shares and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. This could have an adverse impact on the market price of our common shares. We have no present plans to issue any preferred shares, but we may do so. The rights of the holders of common shares may be subject to, and adversely affected by, the rights of the holders of any preferred shares that may be issued in the future. In addition, we have adopted a classified board of directors. Our shareholders are unable to remove any director or the entire board of directors without a super majority vote. In addition, a super majority vote is required to approve transactions with interested shareholders. Shareholders do not have the right to call a shareholders meeting. We have adopted a shareholders' rights plan which under certain circumstances would significantly impair the ability of third parties to acquire control of us without prior approval of our Board of Directors. This shareholders' rights plan and the provisions in our charter documents could make it more difficult for a third party to acquire us, even if doing so would benefit our shareholders.

Unlike many jurisdictions in the United States, Cayman Islands law does not currently provide for mergers as that expression is understood under corporate law in the United States. While Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as a "scheme of arrangement," the procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands exempted company must be approved at a shareholders' meeting by a majority of the company's shareholders who are present and voting (either in person or by proxy) at such meeting. The shares voted in favor of the scheme of arrangement must also represent at least 75% of the value of each class of the company's shareholders (excluding the shares owned by the parties to the scheme of arrangement) present and voting at the meeting. The Grand Court of the Cayman Islands must also sanction the convening of these meetings and the terms of the amalgamation. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect the creditors' interests. Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

- the statutory provisions as to majority vote have been complied with;
- the shareholders have been fairly represented at the meeting in question;
- the scheme of arrangement is such as a businessman would reasonably approve; and
- the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

There are proposals to amend the Companies Law to permit companies to merge in a manner broadly similar to the mergers provisions in the State of Delaware. Those proposals were released by the Cayman Islands government for comment on January 20, 2009. Although the period for comments has now expired, a final draft bill has not been released and, therefore, it is not possible to specify the final form of the proposals or an anticipated date for such legislation to be adopted.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following are the principal properties owned or leased by the Company and its subsidiaries:

Garmin International, Inc. and Garmin USA, Inc. occupy a facility of approximately 995,000 square feet on 42 acres in Olathe, Kansas, where the majority of product design and development work is conducted, the majority of aviation panel-mount products are manufactured and products are warehoused, distributed, and supported for North, Central and South America. An additional approximately 125,000 square foot expansion to the main Olathe facility is in process for additional development and/or aviation manufacturing space (expected completion June 2009), which will bring the total size of the main Olathe facility to 1,120,000 square feet when complete. Garmin's subsidiary, Garmin Realty, LLC also owns an additional 46 acres of land on the Olathe site for future expansion. In connection with the bond financings for the facility in Olathe and the expansion of that facility, the City of Olathe holds the legal title to the Olathe facility which is leased to Garmin's subsidiaries by the City. Upon the payment in full of the outstanding bonds, the City of Olathe is obligated to transfer title to Garmin's subsidiaries for the aggregate sum of $200. Garmin International, Inc. has purchased all the outstanding bonds and continues to hold the bonds until maturity in order to benefit from property tax abatement.

Garmin Corporation owns and occupies a 249,326 square foot facility in Shijr, Taipei County, Taiwan, a 223,469 square foot facility in Jhongli, Tao-Yang County, Taiwan, and an approximately 580,000 square foot facility in LinKou, Tao-Yang County, Taiwan. In these three facilities Garmin Corporation manufactures all of Garmin's consumer and portable aviation products and warehouses, markets and supports products for the Pacific Rim countries.

Garmin AT, Inc. leases approximately 15 acres of land in Salem, Oregon under a ground lease. This ground lease expires in 2030 but Garmin AT has the option to extend the ground lease until 2050. Garmin AT, Inc. owns and occupies a 115,000 square foot facility for office, development and manufacturing use and a 33,000 square foot aircraft hangar, flight test and certification facility on this land.

Garmin International, Inc. leases 148,320 square feet of land at New Century Airport in Gardner, Kansas under a ground lease which expires in 2026. Garmin International, Inc. owns and occupies a 47,254 square foot aircraft hangar, flight test and certification facility on this land which is used in development and certification of aviation products.

Garmin International, Inc. leases approximately 15,000 square feet of space at 669 North Michigan Avenue in Chicago, Illinois which is used as a retail store and showroom for Garmin products. This lease expires in November 2016.

Garmin International, Inc. also leases an additional: (i) 18,392 square feet of office space in Kansas City, Missouri for a call center operation; (ii) 48,625 square feet of office space in Olathe, Kansas for a call center operation; (iii) 15,096 square feet of aggregate office space in two buildings in Tempe, Arizona for software development; (iv) 5,509 square feet of office space in San Francisco, CA for its Garmin Connect division; (v) 8,183 square feet of office space in Diamond Bar, California for software development; (vi) 5,952 square feet of office space (and 17,536 square feet of land on which the premises sits) in Wichita, Kansas for aviation development and support; and (vii) 11,857 aggregate square feet in two buildings in South Beach, Oregon for the former Nautamatic (now TR-1) marine autopilot operations.

Garmin (Europe) Ltd. owns and occupies a 155,000 square foot building located in Totton, Southampton, England.

Item 3. Legal Proceedings

Encyclopaedia Britannica, Inc. v. Alpine Electronics of America, Inc., Alpine Electronics, Inc., Denso Corporation, Toyota Motor Sales, U.S.A., Inc., American Honda Motor Co., Inc., and Garmin International, Inc.

On May 16, 2005, Encyclopaedia Britannica, Inc. ("Encyclopaedia Britannica") filed suit in the United States District Court for the Western District of Texas, Austin Division, against Garmin International, Inc. and five other unrelated companies, alleging infringement of U.S. Patent No. 5,241,671 ("the '671 patent"). On December 30, 2005, Garmin International filed a Motion for Summary Judgment for Claim Invalidity Based on Indefiniteness. On September 30, 2008, the court issued a Memorandum Opinion and Order granting Garmin International's Motion for Summary Judgment for Claim Invalidity Based on Indefiniteness with respect to the '671 patent. On October 8, 2008, the court issued an Amended Final Judgment ordering that Encyclopaedia Britannica take nothing from its action against Garmin International with respect to the '671 patent and closed that case.

On May 23, 2006, Encyclopaedia Britannica filed an amended complaint claiming that Garmin International and the other defendants also infringe U.S. Patent No. 7,051,018 ("the '018 patent"), a continuation patent of the '671 patent, which issued on May 23, 2006. Garmin International believes that it should not be found liable for infringement of the '018 patent and additionally that the '018 patent is invalid. On July 25, 2006, Encyclopaedia Britannica filed a new complaint claiming that Garmin International and the other defendants also infringe U.S. Patent No. 7,082,437 ("the '437 patent"), a continuation patent of the '671 patent, which issued on July 25, 2006. Garmin International believes that it should not be found liable for infringement of the '437 patent and additionally that the '437 patent is invalid. Encyclopaedia Britannica has asserted the '018 and '437 patents against other parties in Encyclopaedia Britannica v. Magellan Navigation, Inc., et al., Case No. 07-CA-787 (LY)(W.D. Tex). On October 5, 2007, the defendants in that case filed a Motion for Summary Judgment of Invalidity of the '018 and '437 patents and the parties await a hearing and/or the court's ruling on that motion. On February 6, 2009, the court entered a scheduling order enabling all defendants in these cases to file a consolidated Joint Motion for Summary Judgment of Invalidity of the '018 and '437 patents and stayed all proceedings pending the court's ruling on the joint motion for summary judgment. Although there can be no assurance that an unfavorable outcome of this litigation would not have a material adverse effect on our operating results, liquidity or financial position, Garmin International believes that the claims are without merit and intends to vigorously defend these actions.

SP Technologies, LLC v. Garmin Ltd., Garmin International, Inc., TomTom, Inc., and Magellan Navigation, Inc.

On June 5, 2008, SP Technologies, LLC filed suit in the United States District Court for the Northern District of Illinois against Garmin Ltd. and Garmin International, Inc. alleging infringement of U.S. Patent No. 6,784,873 ("the '873 patent"). On July 7, 2008, SP Technologies, LLC filed an amended complaint alleging infringement of the '873 patent against additional defendants TomTom, Inc. and Magellan Navigation, Inc. Garmin believes that it should not be found liable for infringement of the '873 patent and additionally that the '873 patent is invalid. Garmin intends to vigorously defend this lawsuit

On August 18, 2008, Garmin filed its answer to the amended complaint along with a motion for dismissal of SP Technologies, LLC's claims of willful and inducement infringement of the '873 patent. On October 16, 2008, the court granted Garmin's motion for partial dismissal, striking the willful and inducement infringement allegations from the amended complaint.

On January 7, 2009, Garmin filed an Amended Answer and Counterclaims asserting the '873 patent is not infringed, is invalid, and that the plaintiff committed inequitable conduct resulting in unenforceability of the '873 patent. On February 2, 2009, codefendant TomTom filed a Motion for Summary Judgment of Unenforceability of the '873 Patent Due to Inequitable Conduct. The parties await a hearing or the Court's ruling on this summary judgment motion.

Scott C. Harris and Memory Control Enterprise, LLC v. Dash Navigation, Inc., Garmin International, Inc., Lowrance Electronics, Inc., Magellan Navigation, Inc., Mio Technology USA, Navigon Inc., Netropa Corporation, and Sony Electronics, Inc.

On September 4, 2008, Scott C. Harris and Memory Control Enterprise, LLC filed suit in the United States District Court for the Northern District of Illinois against Garmin International, Inc., along with Dash Navigation, Inc., Lowrance Electronics, Inc., Magellan Navigation, Inc., Mio Technology USA, Navigon Inc., Netropa Corporation, and Sony Electronics, Inc. The complaint against Garmin International, Inc. alleges infringement of U.S. Patent No. 6,892,136 ("the '136 patent"). Garmin believes that it should not be found liable of infringement of the '136 patent and additionally that the '136 patent is invalid. Garmin intends to vigorously defend this lawsuit.

From time to time Garmin is involved in other legal actions arising in the ordinary course of our business. We believe that the ultimate outcome of these actions will not have a material adverse effect on our business, financial condition and results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of shareholders of Garmin during the fourth fiscal quarter of 2008.

Executive Officers of the Registrant

Pursuant to General Instruction G(3) of Form 10-K and instruction 3 to paragraph (b) of Item 401 of Regulation S-K, the following list is included as an unnumbered Item in Part I of this Annual Report on Form 10-K in lieu of being included in the Company's Definitive Proxy Statement in connection with its annual meeting of shareholders scheduled for June 5, 2009.

Dr. Min H. Kao, age 60, has served as Chairman of Garmin Ltd. since August 2004 and was previously Co-Chairman of Garmin Ltd. from August 2000 to August 2004. He has served as Chief Executive Officer of Garmin Ltd. since August 2002 and previously served as Co-Chief Executive Officer from August 2000 to August 2002. Dr. Kao has served as a director and officer of various subsidiaries of the Company since August 1990. Dr. Kao holds Ph.D. and MS degrees in Electrical Engineering from the University of Tennessee and a BS degree in Electrical Engineering from National Taiwan University.

Clifton A. Pemble, age 43, has served as a director of Garmin Ltd. since August 2004, and as President and Chief Operating Officer of Garmin Ltd. since October 2007. Mr. Pemble has served as a director and officer of various Garmin subsidiaries since August 2003. Previously, he was Vice President, Engineering of Garmin International, Inc. from 2005 to October 2007, Director of Engineering of Garmin International, Inc. from 2003 to 2005, and Software Engineering Manager of Garmin International, Inc. from 1995 to 2002 and a Software Engineer with Garmin International, Inc. from 1989 to 1995. Mr. Pemble holds BA degrees in Mathematics and Computer Science from MidAmerica Nazarene University.

Kevin S. Rauckman, age 46, has served as Chief Financial Officer and Treasurer of Garmin Ltd. since August 2000. He previously served as Director of Finance and Treasurer of Garmin International, Inc. since January 1999 and has served as a director and officer of various subsidiaries of the Company since April 2001. Mr. Rauckman holds BS and MBA degrees in Business from the University of Kansas.

Andrew R. Etkind, age 53, has served as Vice President, General Counsel and Secretary of Garmin Ltd. since June 2008. He was previously General Counsel and Secretary of Garmin Ltd. from August 2000 to June 2008. He has been Vice President and General Counsel of Garmin International, Inc. since July 2007, General Counsel since February 1998, and Secretary since October 1998. Mr. Etkind has served as a director and officer of various Garmin subsidiaries since December 2001. Mr. Etkind holds BA, MA and LLM degrees from Cambridge University, England and a JD degree from the University of Michigan Law School.

Brian J. Pokorny, age 45, has been Vice President, Operations of Garmin International, Inc. since 2005. Previously, he was Director of Operations of Garmin International, Inc. from 1997 to 2005 and Production Planning Manager of Garmin International, Inc. from 1995 to 1997. Mr. Pokorny holds a BS degree in Business Management and a MBA from the University of Nebraska - Lincoln and holds the professional certification of CPIM (Certified in Production and Inventory Management).

Danny J. Bartel, age 59, has been Vice President, Worldwide Sales of Garmin International, Inc. since 2006. Previously, he was Technical/Survey Sales Manager of Garmin International, Inc. from 1992 to 1993, Director, Europe, Middle East and Africa of Garmin (Europe) Ltd. from 1994 to 1999, and Director of Consumer Electronic Sales of Garmin International, Inc. from 1999 to 2006. He has been a director of Garmin (Europe) Ltd. since July 2004. Mr. Bartel holds a B.S. in Electrical Engineering from South Dakota State University and a B.A. in Management from Central Michigan University.

Gary V. Kelley, age 62, has been Vice President, Marketing of Garmin International, Inc. since 2005. Previously, he was Director of Marketing of Garmin International, Inc. from 1992 to 2005. He has also been Director of Marketing of Garmin USA, Inc. since January 2002. Mr. Kelley was a director of Garmin (Europe) Ltd. from 1993 to 2004. Mr. Kelley holds a BBA degree from Baker University. He also holds a commercial pilot license with instrument and flight instructor ratings.

All executive officers are elected by and serve at the discretion of the Company's Board of Directors. None of the executive officers has an employment agreement with the Company. There are no arrangements or understandings between the executive officers and any other person pursuant to which he or she was or is to be selected as an officer. There is no family relationship among any of the executive officers. Dr. Min H. Kao is the brother of Ruey-Jeng Kao, who is a supervisor of Garmin Corporation, Garmin's Taiwan subsidiary, who serves as an ex-officio member of Garmin Corporation's Board of Directors.

PART II

Item 5. Market for the Company's Common Shares, Related Shareholder Matters and Issuer Purchases of Equity Securities

Garmin's common shares have traded on the Nasdaq National Market under the symbol "GRMN" since its initial public offering on December 8, 2000 (the "IPO"). As of February 8, 2009, there were 280 shareholders of record.

The range of high and low closing sales prices of Garmin's common shares as reported on the Nasdaq Stock Market for each fiscal quarter of fiscal years 2008 and 2007 was as follows:

	Year Ended			
	December 27, 2008		December 29, 2007	
	High	Low	High	Low
First Quarter	$97.00	$53.10	$57.66	$49.19
Second Quarter	$56.41	$40.90	$75.03	$52.69
Third Quarter	$48.70	$32.11	$121.14	$75.18
Fourth Quarter	$34.34	$15.22	$123.80	$82.32

The Board of Directors declared a cash dividend of $0.75 per common share to shareholders of record on December 1, 2008 which was paid on December 15, 2008. The Board of Directors declared a cash dividend of $0.75 per common share to shareholders of record on August 15, 2007 which was paid on September 14, 2007. Garmin currently expects to pay a cash dividend in December 2009. The decision whether to pay a dividend and the amount of the dividend will be made closer to the payment date based on the Company's cash balance, cash requirements and cash flow generation..

The Board of Directors approved a share repurchase program on February 4, 2008, authorizing the Company to repurchase up to 5.0 million shares of the Company as market and business conditions warrant. This share repurchase program was completed in second quarter 2008.

The Board of Directors approved a share repurchase program on June 6, 2008, authorizing the Company to repurchase up to 10.0 million shares of the Company as market and business conditions warrant. This share repurchase program was completed in fourth quarter 2008.

The Board of Directors approved a share repurchase program on October 22, 2008, authorizing the Company to repurchase up to $300 million of the Company's shares as market and business conditions warrant. Approximately $258 million of this plan remains outstanding. The share repurchase authorization expires on December 31, 2009.

Period	Total # of Shares Purchased	Average Price Paid Per Share	Maximum Number of Shares (or Approx. Dollar Value of Shares in Thousands) That May Yet Be Purchased Under the Plans or Programs
October 2008	242,445	$22.58	$300,000
November 2008	1,962,081	$19.83	$261,096
December 2008	175,258	$15.86	$258,317
Total	**2,379,784**	**$19.82**	**$258,317**

We refer you to Item 12 of this report under the caption "Equity Compensation Plan Information" for certain equity plan information required to be disclosed by Item 201(d) of Regulation S-K.

Stock Performance Graph

This performance graph shall not be deemed "filed" with the SEC or subject to Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any of our filings under the Securities Act of 1933, as amended.

The following graph illustrates the cumulative total shareholder return (rounded to the nearest whole dollar) of Garmin common shares during the period from December 31, 2003 through December 31, 2008, and compares it to the cumulative total return on the NASDAQ Composite Index and the NASDAQ 100 Index. Garmin is one of the constituent companies of the NASDAQ 100 Index. The comparison assumes a $100 investment on December 31, 2003, in Garmin common shares and in each of the foregoing indexes and assumes reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Garmin Ltd., The NASDAQ Composite Index
And Ther NASDAQ-100 Index



$400
$350
$300
$250
$200
$150
$100
$50
$0
12/03
12/04
12/05
12/06
12/07
12/08
Garmin Ltd.
NASDAQ Composite
NASDAQ-100

*$100 invested on 12/31/03 in stock & index-including reinvestment of dividends.
Fiscal year ending December 31.

	12/03	12/04	12/05	12/06	12/07	12/08
Garmin Ltd.	100.00	112.63	123.94	210.00	368.72	76.08
NASDAQ Composite	100.00	110.08	112.88	126.51	138.13	80.47
NASDAQ-100	100.00	109.73	112.30	123.84	145.65	86.63

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data of the Company. The selected consolidated balance sheet data as of December 27, 2008 and December 29, 2007 and the selected consolidated statement of income data for the years ended December 27, 2008, December 29, 2007, and December 30, 2006 were derived from the Company's audited consolidated financial statements and the related notes thereto which are included in Item 8 of this annual report on Form 10-K. The selected consolidated balance sheet data as of December 30, 2006, December 31, 2005, and December 25, 2004 and the selected consolidated statement of income data for the years ended December 31, 2005 and December 25, 2004 were derived from the Company's audited consolidated financial statements, not included herein.

The information set forth below is not necessarily indicative of the results of future operations and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to those statements included in Items 7 and 8 in Part II of this Form 10-K.

	Years ended (1)				
	Dec. 27, 2008	Dec. 29, 2007	Dec. 30, 2006	Dec. 31, 2005	Dec. 25, 2004
	(in thousands, except per share data)				
Consolidated Statements of Income Data:					
Net sales	$3,494,077	$3,180,319	$1,774,000	$1,027,773	$762,549
Cost of goods sold	1,940,562	1,717,064	891,614	492,703	351,310
Gross profit	1,553,515	1,463,255	882,386	535,070	411,239
Operating expenses:					
Selling, general and administrative	485,389	396,498	214,513	122,021	78,991
Research and development	206,109	159,406	113,314	74,879	61,580
Total operating expenses	691,498	555,904	327,827	196,900	140,571
Operating income	862,017	907,351	554,559	338,170	270,668
Other income/(expense), net (2), (3), (4)	52,349	70,922	39,995	34,430	(15,457)
Income before income taxes	914,366	978,273	594,554	372,600	255,211
Income tax provision	181,518	123,262	80,431	61,381	49,511
Net income	$732,848	$855,011	$514,123	$311,219	$ 205,700
Net income per share: (5)					
Basic	$3.51	$3.95	$2.38	$1.44	$0.95
Diluted	$3.48	$3.89	$2.35	$1.43	$0.94
Weighted average common shares outstanding: (5)					
Basic	208,993	216,524	216,340	216,294	216,322
Diluted	210,680	219,875	218,845	218,236	218,060
Cash dividends per share (5)	$0.75	$0.75	$0.50	$0.25	$0.25
Balance Sheet Data (at end of Period):					
Cash and cash equivalents	$696,335	$707,689	$337,321	$334,352	$249,909
Marketable securities	274,895	424,505	480,876	376,723	322,215
Total assets	2,924,581	3,291,460	1,897,020	1,362,235	1,117,391
Total debt (6)	-	-	248	-	-
Total stockholders' equity	2,225,854	2,350,614	1,557,899	1,157,264	935,857

(1) Our fiscal year-end is the last Saturday of the calendar year and does not always fall on December 31.

(2) Other income/(expense), net mainly consists of gain on sale of equity securities, interest income, interest expense, and foreign currency gain (loss)

(3) Includes $23.0 million, $0.6 million and $15.3 million for foreign currency gains in 2007, 2006 and 2005 respectively, and $35.3 million and $24.8 million for foreign currency losses in 2008 and 2004 respectively.

(4) Includes a $50.9 million gain on sale of equity securities primarily related to the sale of our equity interest in Tele Atlas N.V.

(5) All prior period common stock and applicable share and per share amounts have been retroactively adjusted to reflect a 2-for-1 split of the Company's common stock effective August 15, 2006.

(6) Total debt consists of notes payable and long-term debt.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations focuses on and is intended to clarify the results of our operations, certain changes in our financial position, liquidity, capital structure and business developments for the periods covered by the consolidated financial statements included in this Form 10-K. This discussion should be read in conjunction with, and is qualified by reference to, the other related information including, but not limited to, the audited consolidated financial statements (including the notes thereto), the description of our business, all as set forth in this Form 10-K, as well as the risk factors discussed above in Item 1A.

As previously noted, the discussion set forth below, as well as other portions of this Form 10-K, contain statements concerning potential future events. Readers can identify these forward-looking statements by their use of such verbs as "expects," "anticipates," "believes" or similar verbs or conjugations of such verbs. If any of our assumptions on which the statements are based prove incorrect or should unanticipated circumstances arise, our actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those discussed above in Item 1A. Readers are strongly encouraged to consider those factors when evaluating any such forward-looking statement. We do not undertake to update any forward-looking statements in this Form 10-K.

Garmin's fiscal year is a 52-53 week period ending on the last Saturday of the calendar year. Fiscal year 2005 contained 53 weeks compared to 52 weeks for fiscal years 2008, 2007, 2006, and 2004. Unless otherwise stated, all years and dates refer to the Company's fiscal year and fiscal periods. Unless the context otherwise requires, references in this document to "we," "us," "our" and similar terms refer to Garmin Ltd. and its subsidiaries.

Unless otherwise indicated, dollar amounts set forth in the tables are in thousands, except per share data.

Overview

We are a leading worldwide provider of navigation, communications and information devices, most of which are enabled by Global Positioning System, or GPS, technology. We operate in four business segments, which serve the marine, outdoor/fitness, automotive/mobile, and aviation markets. Our segments offer products through our network of subsidiary distributors and independent dealers and distributors. However, the nature of products and types of customers for the four segments can vary significantly. As such, the segments are managed separately. Our portable GPS receivers and accessories for marine, recreation/fitness and automotive/mobile segments are sold primarily to retail outlets. Our aviation products are portable and panel-mount avionics for Visual Flight Rules and Instrument Flight Rules navigation and are sold primarily to retail outlets and certain aircraft manufacturers.

Since our first products were delivered in 1991, we have generated positive income from operations each year and have funded our growth from these profits. Our sales have increased at a compounded annual growth rate of 46% since 2004 and our net income has increased at a compounded annual growth rate of 37% since 2004. The vast majority of this growth has been organic; only a very small amount of new revenue occurred as a result of the acquisition of MotionBased Technologies LLC in 2005, Dynastream Innovations Inc. in 2006, Digital Cyclone, Inc. and the assets of Nautamatic Marine Systems, Inc. in 2007, and ten European distributors in 2007 and 2008. These acquisitions had no significant impact on net income for those years.

Since our principal locations are in the United States, Taiwan and the U.K., we experience some foreign currency fluctuations in our operating results. The functional currency of our European operations is the Euro (effective July 2007) and the functional currency of Garmin Corporation, headquartered in Taiwan, is the Taiwan Dollar. Approximately 76% of sales by our European subsidiaries are now denominated in British Pounds Sterling or the Euro. We experienced ($35.3) million, $23.0 million, $0.6 million, $15.3 million, and ($24.8) million in foreign currency gains (losses) during fiscal years 2008, 2007, 2006, 2005, and 2004, respectively. The 2008 foreign currency loss includes a realized gain of $21.5 million due to the strengthening of the Euro between the date we purchased shares in Tele Atlas N.V. in October 2007 and the tender of shares in February, March, and June 2008. To date, we have not entered into hedging transactions with the Euro, the British Pound Sterling, or the Taiwan Dollar, and we do not currently plan to utilize hedging transactions in the future.

Critical Accounting Policies and Estimates

General

Garmin's discussion and analysis of its financial condition and results of operations are based upon Garmin's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The presentation of these financial statements requires Garmin to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Garmin evaluates its estimates, including those related to customer sales programs and incentives, product returns, bad debts, inventories, investments, intangible assets, income taxes, warranty obligations, and contingencies and litigation. Garmin bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Garmin records estimated reductions to revenue for customer sales programs returns and incentive offerings including rebates, price protection (product discounts offered to retailers to assist in clearing older products from their inventories in advance of new product releases), promotions and other volume-based incentives. The reductions to revenue are based on estimates and judgments using historical experience and expectation of future conditions. Changes in these estimates could negatively affect Garmin's operating results. These incentives are reviewed periodically and, with the exceptions of price protection and certain other promotions, are accrued for on a percentage of sales basis. If market conditions were to decline, Garmin may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

Trade Accounts Receivable

We sell our products to retailers, wholesalers, and other customers and extend credit based on our evaluation of the customer's financial condition. Potential losses on receivables are dependent on each individual customer's financial condition. We carry our trade accounts receivable at net realizable value. Typically, our accounts receivable are collected within 60 days and do not bear interest. We monitor our exposure to losses on receivables and maintain allowances for potential losses or adjustments. We determine these allowances by (1) evaluating the aging of our receivables; and (2) reviewing our high-risk customers. Past due receivable balances are written off when our internal collection efforts have been unsuccessful in collecting the amount due.

Warranties

Garmin's products sold are generally covered by a warranty for periods ranging from one to two years. Garmin accrues a warranty reserve for estimated costs to provide warranty services. Garmin's estimate of costs to service its warranty obligations is based on historical experience and expectation of future conditions. To the extent Garmin experiences increased warranty claim activity or increased costs associated with servicing those claims, its warranty accrual will increase, resulting in decreased gross profit.

Inventory

Garmin writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Investments

Investments are classified as available for sale and recorded at fair value, and unrealized investment gains and losses are reflected in stockholders' equity. Investment income is recorded when earned, and capital gains and losses are recognized when investments are sold. Fair value of investments in auction rate securities are valued using third party estimates which followed an income approach valuation methodology. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other than temporary. If investments are determined to be impaired, a capital loss is recognized at the date of determination.

Testing for impairment of investments also requires significant management judgment. The identification of potentially impaired investments, the determination of their fair value and the assessment of whether any decline in value is other than temporary are the key judgment elements. The discovery of new information and the passage of time can significantly change these judgments. Revisions of impairment judgments are made when new information becomes known, and any resulting impairment adjustments are made at that time. The economic environment and volatility of securities markets increase the difficulty of determining fair value and assessing investment impairment.

Income Taxes

Garmin provides deferred tax assets and liabilities based on the difference between the tax basis of assets and liabilities and their carrying amount for financial reporting purposes as measured by the enacted tax rates and laws that will be in effect when the differences are expected to reverse. While no valuation allowance has been recorded, it is Garmin's policy to record a valuation allowance to reduce its deferred tax assets to an amount that it believes is more likely than not to be realized. While Garmin has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event Garmin were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination is made. Likewise, should Garmin determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination is made.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Stock Based Compensation

Garmin awards stock options, stock appreciation rights ("SARs"), restricted stock units ("RSUs") and/or performance shares each year as part of Garmin's compensation package for employees. Employees with certain levels of responsibility within Garmin are eligible for stock options, SAR grants, RSU grants and/or performance shares but the granting of options, SARs, RSUs and/or performance shares is at the discretion of the Compensation Committee of the Board of Directors and is not a contractual obligation. Stock compensation plans are discussed in detail in Note 9 of the Notes to Consolidated Financial Statements.

Accounting Terms and Characteristics

Net Sales

Our net sales are primarily generated through sales to our global dealer and distributor network and to original equipment manufacturers. The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured. Product is considered delivered to the customer once it has been shipped and title and risk of loss have been transferred. For most of the Company's product sales, these criteria are met at the time the product is delivered to the customer's location. The Company assumes no remaining significant obligations associated with the product sale other than that related to its warranty programs discussed below. Our sales are largely of a consumer nature; therefore backlog levels are not necessarily indicative of our future sales results. We aim to achieve a quick turnaround on orders we receive, and we typically ship most orders within 72 hours.

Net sales are subject to seasonal fluctuation. Typically, sales of our consumer products are highest in the second quarter, due to increased demand during the spring and summer season, and in the fourth quarter, due to increased demand during the holiday buying season. Our aviation products do not experience much seasonal variation, but are more influenced by the timing of the release of new products when the initial demand is typically the strongest.

Gross Profit

Raw material costs are our most significant component of cost of goods sold. In 2008, gross margin for our automotive/mobile segment declined 310 basis points as the average selling price continued to decline and we experienced further shift in product mix to lower-margin product groups. These impacts were somewhat offset by raw material price declines, most significantly flash memory. In the first half of 2007, we experienced favorable product mix and product pricing, which allowed us to hold margins in our automotive/mobile segment steady; margin declines in the second half of 2007 were primarily a result of average selling price declines, coupled with raw materials price increases, most notably the costs for flash memory, in late second quarter and through the third quarter of 2007 when we were purchasing these components for our holiday production runs, resulting in margin declines as these components were sold, primarily in the fourth quarter of 2007. In the first half of 2006, we experienced meaningful price declines on flash memory and color screens, which allowed us to hold margins in our automotive/mobile segment steady in the face of price declines, and allowed us to improve margins in other business segments as well. While these price declines did not continue throughout all of 2006, we did have additional component cost reductions as we neared year end that offset a shift in product mix to lower-margin product groups. Gross margins for the aviation, marine, and outdoor/fitness segments are more stable. Our long-term gross margin targets are 65%, 55% and 55%, respectively, for these segments.

Our existing practice of performing the design and manufacture of our products in-house has enabled us to utilize alternative lower cost components from different suppliers and, where possible, to redesign our products to permit us to use these lower cost components. We believe that because of our practice of performing the design, manufacture and marketing of our products in-house, our Shijr, Jhongli, and Lin-Kou manufacturing plants in Taiwan, our Olathe, Kansas, and Salem, Oregon manufacturing plants have experienced relatively low costs of manufacturing. In general, products manufactured in Taiwan have been our highest volume products. Our manufacturing labor costs historically have been lower in Taiwan than in Olathe and Salem.

Sales price variability has had and can be expected to have an effect on our gross profit. In the past, prices of our devices sold into the automotive/mobile market have declined due to market pressures and introduction of new products sold at lower price points. The average selling prices of our aviation products have increased due to product mix and the introduction of more advanced products sold at higher prices. The effect of the sales price differences inherent within the mix of GPS-enabled products sold could have a significant impact on our gross profit.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of:

- salaries for sales and marketing personnel;
- salaries and related costs for executives and administrative personnel;
- advertising, marketing, and other brand building costs;
- accounting and legal costs;
- information systems and infrastructure costs;
- travel and related costs; and
- occupancy and other overhead costs.

As revenues have grown, selling, general and administrative expenses have also increased during the past five years. Due to the economic pressure on our consumer-oriented business, we plan to decrease selling, general and administrative expenses in 2009. We expect to decrease advertising and marketing expenses to better match anticipated demand and to support operating margins. We also reduced advertising and marketing expenses in the second half of 2008 and did not experience a negative impact to our market share. We also expect selling, general and administrative costs, excluding advertising, to be flat in 2009.

Research and Development

The majority of our research and development costs represent salaries for our engineers, costs for high technology components and costs of test equipment used in product and prototype development. Approximately 86% of the research and development of our products is performed in North America. The remainder of our research and development activities are performed by our Taiwan engineering group, which has increased in size in recent years.

We are committed to increasing the level of innovative design and development of new products as we strive for expanded ability to serve our existing consumer and aviation markets as well as new markets for GPS-enabled devices. We continue to grow our research and development budget in absolute terms.

Customers

Best Buy accounted for 12.0% of our net sales in the year ended December 27, 2008. Our top ten customers have contributed between 24% and 43% of net sales since 2004. We have experienced average sales days in our customer accounts receivable of between 43 and 70 days since 2004. We have experienced an increase in the level of customer accounts receivable days due to changes in product mix, longer payment terms, and macroeconomic conditions. We expect to reduce the level of customer accounts receivable days as we negotiate shorter payment terms with our customers. In 2008, one of our key customers, Circuit City, filed for bankruptcy resulting in an increase of $18.5 million in accounts receivable reserve.

Income Taxes

We have experienced a relatively low effective corporate tax rate due to the proportion of our revenue generated by entities in tax jurisdictions with low statutory rates. In particular, the profit entitlement afforded our parent company based on its intellectual property rights ownership of our consumer products along with substantial tax incentives offered by the Taiwanese government on certain high-technology capital investments have continued to reduce our tax rate. As a result, our consolidated effective tax rate was approximately 19.9% during 2008. This is an increase from 12.6% during 2007 due to a change in tax law related to the repatriation of earnings from our Taiwan subsidiary and a more unfavorable mix of taxable income among the tax jurisdictions in which the Company operates. We have taken advantage of the tax benefit in Taiwan since our inception and we expect to continue to benefit from lower effective tax rates at least through 2013. We plan on applying for additional incentives for years beyond 2013 based on capital investments we expect to make in the future. However, there can be no assurance that such tax incentives will be available indefinitely or that we will receive the incentives for which we apply. Management believes that due to lower operating margins predicted for fiscal 2009, there may be slightly less revenue recognized by entities in lower tax rate jurisdictions. Therefore, the effective tax rate for fiscal 2009 is expected to be slightly higher than fiscal 2008. The actual effective tax rate will be dependent upon the operating margins, production volume, additional capital investments made during fiscal 2009, and the composition of our earnings.

Results of Operations

The following table sets forth our results of operations as a percentage of net sales during the periods shown:

	Fiscal Years Ended		
	Dec. 27, 2008	**Dec.29, 2007**	**Dec. 30, 2006**
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	55.5%	54.0%	50.3%
Gross profit	44.5%	46.0%	49.7%
Operating expenses:			
Selling, general and administrative	13.9%	12.5%	12.1%
Research and development	5.9%	5.0%	6.4%
Total operating expenses	19.8%	17.5%	18.5%
Operating income	24.7%	28.5%	31.2%
Other income / (expense) , net	1.5%	2.2%	2.3%
Income before income taxes	26.2%	30.7%	33.5%
Provision for income taxes	5.2%	3.9%	4.5%
Net income	21.0%	26.8%	29.0%

The following table sets forth our results of operations through income before income taxes for each of our four segments during the period shown. For each line item in the table the total of the segments' amounts equals the amount in the consolidated statements of income data included in Item 6.

Fiscal year ended December 27, 2008	Outdoor/ Fitness	Marine	Automotive/ Mobile	Aviation
Net sales	$427,783	$204,477	$2,538,411	$323,406
Cost of goods sold	181,037	93,052	1,560,816	105,657
Gross profit	246,746	111,425	977,595	217,749
Research and development	25,419	19,374	85,610	75,706
Selling, general and administrative expenses	60,732	32,068	367,880	24,709
Total expenses	86,151	51,442	453,490	100,415
Operating income	160,595	59,983	524,105	117,334
Other income / (expense), net	5,391	3,921	41,634	1,403
Income before income taxes	$165,986	$63,904	$565,739	$118,737

Fiscal year ended December 29, 2007	Outdoor/ Fitness	Marine	Automotive/ Mobile	Aviation
Net sales	$339,741	$203,399	$2,342,184	$294,995
Cost of goods sold	155,086	93,230	1,368,979	99,769
Gross profit	184,655	110,169	973,205	195,226
Research and development	23,302	16,879	59,390	59,835
Selling, general and administrative expenses	41,119	25,914	305,065	24,400
Total expenses	64,421	42,793	364,455	84,235
Operating income	120,234	67,376	608,750	110,991
Other income / (expense), net	7,570	4,544	56,392	2,416
Income before income taxes	$127,804	$71,920	$665,142	$113,407

Fiscal year ended December 30, 2006	Outdoor/ Fitness	Marine	Automotive/ Mobile	Aviation
Net sales	$285,362	$166,639	$1,089,093	$232,906
Cost of goods sold	121,724	73,687	613,902	82,301
Gross profit	163,638	92,952	475,191	150,605
Research and development	16,697	13,121	37,125	46,371
Selling, general and administrative expenses	30,176	19,307	145,113	19,917
Total expenses	46,873	32,428	182,238	66,288
Operating income	116,765	60,524	292,953	84,317
Other income / (expense), net	4,140	4,563	29,468	1,824
Income before income taxes	$120,905	$65,087	$322,421	$86,141

Comparison of 52-Weeks Ended December 27, 2008 and December 29, 2007

Net Sales

	52-weeks ended December 27, 2008		52-weeks ended December 29, 2007		Year over Year	
	Net Sales	% of Revenues	Net Sales	% of Revenues	$ Change	% Change
Outdoor/Fitness	$427,783	12.2%	$339,741	10.7%	$88,042	25.9%
Marine	204,477	5.9%	203,399	6.4%	1,078	0.5%
Automotive/Mobile	2,538,411	72.6%	2,342,184	73.6%	196,227	8.4%
Aviation	323,406	9.3%	294,995	9.3%	28,411	9.6%
Total	$3,494,077	100.0%	$3,180,319	100.0%	$313,758	9.9%

The increase in total net sales for 2008 was primarily driven by outdoor/fitness, automotive/mobile and aviation product offerings. Automotive/mobile revenue remains a significantly larger portion of our revenue mix, decreasing slightly from 73.6% in 2007 to 72.6% in 2008. Total unit sales increased 38% to 16.9 million in 2008 from 12.3 million in 2007. The higher unit sales volume in 2008 was primarily attributable to strong sales of automotive products, particularly in North America, and outdoor/fitness products. In general, management believes that continuous innovation and the introduction of new products are essential for future revenue growth.

Automotive/mobile segment revenue grew 8.4% in 2008, on the strength of the nuvi® series of personal navigation devices (PNDs), as well as increased consumer awareness of the capabilities and applications of GPS. On a percentage basis, revenues in our outdoor/fitness segment grew faster than any other segment from the year ago period due to the introduction of the Colorado™ series, the Oregon ™ series, the Forerunner® 405 and Edge® 705 which offer enhanced form factors and cartography. Our aviation segment continued to grow on the strength of our G1000 cockpit as an OEM (original equipment manufacturer) solution. This growth slowed significantly in the second half of 2008 as the macroeconomic conditions influenced purchasing decisions and slowed OEM production schedules. Marine revenues were slightly higher than the prior year due to strong growth in the first quarter of 2008 offset by flat to declining revenue in the remainder of the year due to macroeconomic conditions and fuel prices.

The Company anticipates that the macroeconomic conditions will dampen or eliminate revenue growth in 2009 across all segments.

Gross Profit

	52-weeks ended December 27, 2008		52-weeks ended December 29, 2007		Year over Year	
	Gross Profit	% of Revenues	Gross Profit	% of Revenues	$ Change	% Change
Outdoor/Fitness	$246,746	57.7%	$184,655	54.4%	$62,091	33.6%
Marine	111,425	54.5%	110,169	54.2%	1,256	1.1%
Automotive/Mobile	977,595	38.5%	973,205	41.6%	4,390	0.5%
Aviation	217,749	67.3%	195,226	66.2%	22,523	11.5%
Total	$1,553,515	44.5%	$1,463,255	46.0%	$90,260	6.2%

The increase in gross profit dollars was primarily attributable to the outdoor/fitness and aviation segments where revenue growth and consistent margins contributed. Gross profit margin percentage for the Company overall decreased 150 basis points as a result of the automotive/mobile segment decline of 310 basis points offset to some extent by strong gross margins in our other three segments. The automotive/mobile segment is by nature a lower-margin business and the Company has begun to see the impacts expected on gross margin due to falling prices and a product mix shift toward lower end PNDs. Management believes that the trend to lower gross margins for this segment will continue due to ongoing price declines and further product mix shift toward lower margin products. Outdoor/fitness gross margin has increased due to a newer suite of products. A product mix favoring the high margin G1000 in the aviation segment resulted in favorable gross margins for the aviation segment in 2008. Marine gross margin remained relatively stable and within historic ranges.

Selling, General and Administrative Expenses

	52-weeks ended December 27, 2008		52-weeks ended December 29, 2007		Year over Year	
	Selling, General & Admin. Expenses	% of Revenues	Selling, General & Admin. Expenses	% of Revenues	$ Change	% Change
Outdoor/Fitness	$60,732	14.2%	$41,119	12.1%	$19,613	47.7%
Marine	32,068	15.7%	25,914	12.7%	6,154	23.7%
Automotive/Mobile	367,880	14.5%	305,065	13.0%	62,815	20.6%
Aviation	24,709	7.6%	24,400	8.3%	309	1.3%
Total	$485,389	13.9%	$396,498	12.5%	$88,891	22.4%

The increase in selling, general and administrative expense was driven primarily by costs associated with the European distributors acquired in 2007 and 2008, increased staffing to support our growth and bad debt expense. Selling, general and administrative expenses excluding advertising increased by $87.7 million in 2008 due to the acquired European distributors, information technology, call center operations, and other administrative areas to support the growth of our businesses, as well as bad debt expense due to the bankruptcy of Circuit City. We expect selling, general and administrative expenses excluding advertising to be flat in 2009. Further bankruptcies among our customer base or inability to pay timely, could result in increased bad debt expense in 2009. Advertising expenses increased by $1.2 million on a year-over-year basis as we reduced activities during the second half of the year due to moderating growth associated with the macroeconomic pressures. Management expects to continue to reduce advertising costs in 2009 to better match anticipated demand and to support operating margins.

Research and Development Expense

	52-weeks ended December 27, 2008		52-weeks ended December 29, 2007		Year over Year	
	Research & Development	% of Revenues	Research & Development	% of Revenues	$ Change	% Change
Outdoor/Fitness	$25,419	5.9%	$23,302	6.9%	$2,117	9.1%
Marine	19,374	9.5%	16,879	8.3%	2,495	14.8%
Automotive/Mobile	85,610	3.4%	59,390	2.5%	26,220	44.1%
Aviation	75,706	23.4%	59,835	20.3%	15,871	26.5%
Total	$206,109	5.9%	$159,406	5.0%	$46,703	29.3%

The increase in research and development expense dollars was due to ongoing development activities for new products, the addition of 350 new engineering personnel to our staff during the period, and an increase in engineering program costs in 2008 as a result of our continued emphasis on product innovation. Management believes that one of the key strategic initiatives for future growth and success of Garmin is continuous innovation, development, and introduction of new products. Management expects that its research and development expenses will increase approximately 10%-15% during fiscal 2009 on an absolute dollar basis due to the anticipated introduction of a strong portfolio of new products slated for fiscal 2009. Management expects to continue to invest in the research and development of new products and technology in order to maintain Garmin's competitive advantage in the markets in which it competes.

Other Income (Expense)

	52-weeks ended December 27, 2008	52-weeks ended December 29, 2007
Interest Income	$35,535	$41,995
Foreign Currency Exchange	($35,286)	$22,964
Gain on sale of equity securities	$50,884	$5,101
Other	$1,216	$862
Total	$52,349	$70,922

Other income (expense) principally consists of interest income, interest expense and foreign currency exchange gains and losses. Other income (expense) was lower in fiscal 2008 relative to fiscal 2007, with the majority of this difference caused by a large foreign currency loss in 2008. Interest income for fiscal 2008 decreased due to lower interest rates and a decline in our cash and marketable securities balances during the year.

Foreign currency gains and losses for the Company are primarily tied to movements by the Taiwan Dollar , the Euro, and the British Pound Sterling. The U.S. Dollar remains the functional currency of Garmin (Europe) Ltd. The Euro is the functional currency of all other European subsidiaries excluding Garmin Danmark and Garmin Sweden. As these entities have grown, Euro currency moves generated material gains and losses. Additionally, Euro-based inter-company transactions in Garmin Ltd. can also generate currency gains and losses. The Canadian dollar, Danish Krone, Swedish Krona and Australian Dollar are the functional currency of Dynastream Innovations, Inc., Garmin Danmark, Garmin Sweden, and Garmin Australasia respectively; due to these entities' relative size, currency moves are not expected to have a material impact on the Company's financial statements.

The $35.3 million currency loss in 2008 was related to the strengthening of the U.S. Dollar offset by a gain associated with the sales and tender of our Tele Atlas N.V. shares. During 2008, the Taiwan Dollar weakened 1.6% in comparison to the U.S. Dollar, resulting in a $20.8 million gain. The Euro weakened 4.1% and the British Pound Sterling weakened 26.1% relative to the U.S. Dollar in 2008 which resulted in a $77.3 million loss. The relative weakness of the Taiwan Dollar and Euro/British Pound Sterling have offsetting impacts due to the use of the Taiwan Dollar for manufacturing costs while the Euro and British Pound Sterling transactions relate to revenue. Offsetting this net loss was a realized gain of $21.5 million due to the strengthening of the Euro between the date of purchase of the Tele Atlas N.V. shares in October 2007 to the dates of tender in February, March, and June 2008. Other net currency losses and the timing of transactions created the remaining loss of $0.3 million.

The majority of the $23.0 million currency gain in fiscal 2007 was due to the weakening of the U.S. Dollar compared to the Euro and the British Pound Sterling. During fiscal 2007, the Taiwan Dollar strengthened relative to the U.S. Dollar, resulting in a $2.5 million loss. The British Pound Sterling and the Euro strengthened 2% and 11.4% respectively, relative to the U.S. Dollar during fiscal 2007, which resulted in a $25.6 million gain. Other net currency gains and the timing of transactions created the remaining loss of $0.1 million.

Other income of $50.9 million in 2008 was primarily generated from the sale of our equity interest in Tele Atlas N.V. which we acquired in 2007 in connection with our announced intent to make a cash offer for all outstanding shares, which was subsequently abandoned.

Income Tax Provision

Our earnings before taxes fell 6.5% when compared to 2007, yet our income tax expense increased by $58.2 million, to $181.5 million, for fiscal year 2008 from $123.3 million for fiscal year 2007, due to a higher effective tax rate. The effective tax rate was 19.9% for fiscal 2008 compared to 12.6% for fiscal 2007. The increase in tax rate is due to a change in tax law related to the repatriation of earnings from our Taiwan subsidiary and the unfavorable mix of taxable income among the tax jurisdictions in which the Company operates.

Net Income

As a result of the various factors noted above, net income decreased 14% to $732.8 million for fiscal year 2008 compared to $855.0 million for fiscal year 2007.

Comparison of Fiscal Years Ended December 27, 2007 and December 30, 2006

Net Sales

	Fiscal year ended December 29, 2007		Fiscal year ended December 30, 2006		Year over Year	
	Net Sales	% of Revenues	Net Sales	% of Revenues	$ Change	% Change
Outdoor/Fitness	$339,741	10.7%	$285,362	16.1%	$54,379	19.1%
Marine	203,399	6.4%	166,639	9.4%	36,760	22.1%
Automotive/Mobile	2,342,184	73.6%	1,089,093	61.4%	1,253,091	115.1%
Aviation	294,995	9.3%	232,906	13.1%	62,089	26.7%
Total	$3,180,319	100.0%	$1,774,000	100.0%	$1,406,319	79.3%

The increase in total net sales during fiscal 2007 was primarily due to the introduction of over 60 new products and overall demand for our automotive products. The aviation, marine, and outdoor/fitness segments also experienced solid growth in 2007. Total units sold increased 128% to 12.3 million in 2007 from 5.4 million in 2006.

The increase in net sales to consumers was primarily due to the introduction of many new automotive, outdoor/fitness, and marine products, strong demand for our automotive products, and solid demand for our aviation, marine, and outdoor/fitness products. It is management's belief that the continued demand for the Company's automotive products is due to overall increased consumer awareness of the capabilities and applications of GPS, particularly as those capabilities pertain to automobile navigation. Additionally, the expansion of the GPS market in general, as well as enhanced feature sets in our products specifically, has added to our growth. Innovative new product offerings, enhanced cartography, rich feature sets, and products featuring high sensitivity GPS capabilities increased sales of our marine and outdoor fitness segments. The increase in aviation sales for fiscal 2007 was primarily due to increased sales from panel mount products sold into the OEM (original equipment manufacturers) and retrofit markets. Sales of the G1000 integrated glass cockpit were the primary reason for increased OEM sales in 2006. While Temporary Flight Restrictions (TFR's) continue to impact general aviation, the flying community is adapting to these changes and returning to the skies in greater numbers.

Gross Profit

	Fiscal year ended December 29, 2007		Fiscal year ended December 30, 2006		Year over Year	
	Gross Profit	% of Revenues	Gross Profit	% of Revenues	$ Change	% Change
Outdoor/Fitness	$184,655	54.4%	$163,638	57.3%	$21,017	12.8%
Marine	110,169	54.2%	92,952	55.8%	17,217	18.5%
Automotive/Mobile	973,205	41.6%	475,191	43.6%	498,014	104.8%
Aviation	195,226	66.2%	150,605	64.7%	44,621	29.6%
Total	$1,463,255	46.0%	$882,386	49.7%	$580,869	65.8%

The increase in gross profit dollars was primarily attributable to the introduction of over 60 new products and strong demand for our automotive and outdoor/fitness products. The reduction in gross margin percentage was primarily due to the strong growth experienced in our lower-margin automotive/mobile product line, offset to some extent by strong gross margins in our other three segments. Notably gross margin in our automotive/mobile segment did not fall as much as anticipated due to volume discounts on certain components, less price competition than anticipated, and new "premium" feature-rich products with higher selling prices and margins. The rise in aviation gross margin was primarily due to a shift in product mix within our OEM and retrofit products. The decline in gross margin in the outdoor/fitness and marine segments was primarily due to a shift in product mix.

Selling, General and Administrative Expenses

	Fiscal year ended December 29, 2007		Fiscal year ended December 30, 2006		Year over Year	
	Selling, General & Admin. Expenses	% of Revenues	Selling, General & Admin. Expenses	% of Revenues	$ Change	% Change
Outdoor/Fitness	$41,119	12.1%	$30,176	10.6%	$10,943	36.3%
Marine	25,914	12.7%	19,307	11.6%	6,607	34.2%
Automotive/Mobile	305,065	13.0%	145,113	13.3%	159,952	110.2%
Aviation	24,400	8.3%	19,917	8.6%	4,483	22.5%
Total	$396,498	12.5%	$214,513	12.1%	$181,985	84.8%

The increase in expense was primarily attributable to increases in employment generally across the organization, significantly increased advertising costs (up 80%) associated primarily with mass-market advertising to increase brand awareness and promote our automotive products, increased information technology staffing and support costs, increased staffing in our sales and marketing group to increase focus on specific target markets, and additional staffing in our customer call center.

Research and Development Expenses

	Fiscal year ended December 29, 2007		Fiscal year ended December 30, 2006		Year over Year	
	Research & Development	% of Revenues	Research & Development	% of Revenues	$ Change	% Change
Outdoor/Fitness	$23,302	6.9%	$16,697	5.9%	$6,605	39.6%
Marine	16,879	8.3%	13,121	7.9%	3,758	28.6%
Automotive/Mobile	59,390	2.5%	37,125	3.4%	22,265	60.0%
Aviation	59,835	20.3%	46,371	19.9%	13,464	29.0%
Total	$159,406	5.0%	$113,314	6.4%	$46,092	40.7%

The increase in research and development expense was primarily attributable to the addition of over 400 associates to our research and development team during fiscal 2007. A key strategic initiative for future growth and success of Garmin is continuous innovation, development and introduction of new products, which was facilitated by these additions to research and development staff.

Other Income (Expense)

	Fiscal year ended December 29, 2007	Fiscal year ended December 30, 2006
Interest income	$41,995	$35,897
Interest expense	(207)	(41)
Foreign currency gain	22,964	596
Gain on sale of equity securities	5,101	3,852
Other	1,069	(309)
Total	$70,922	$39,995

Other income (expense) principally consists of interest income, interest expense and foreign currency exchange gains and losses. Other income (expense) was higher in fiscal 2007 relative to fiscal 2006, with the majority of this difference caused by increased interest income and a large foreign currency gain in 2007. Interest income for fiscal 2007 increased due to higher interest rates and larger cash and marketable securities balances during the year, increasing the returns on the Company's cash and cash equivalents.

Foreign currency gains and losses for the Company in 2007 were primarily tied to movements by the Taiwan Dollar, the Euro, and the British Pound Sterling. The U.S. Dollar remains the functional currency of Garmin (Europe) Ltd. The Euro Dollar is the functional currency of Garmin France, Garmin Deutschland, Garmin Iberia, and Garmin Italia. As these entities grow, Euro currency moves will generate material gains and losses. Additionally, Euro-based inter-company transactions between Garmin Ltd. and its subsidiaries can also generate currency gains and losses. The Canadian dollar is the functional currency of Dynastream Innovations, Inc.; due to this entity's relative size, its currency moves do not have a material impact on the Company's financial statements.

The majority of the $23.0 million currency gain in fiscal 2007 was due to the weakening of the U.S. Dollar compared to the Euro and the British Pound Sterling. During fiscal 2007, the Taiwan Dollar weakened relative to the U.S. Dollar, resulting in a $2.5 million loss. The British Pound Sterling and the Euro strengthened 2% and 11.4% respectively, relative to the U.S. Dollar during fiscal 2007, which resulted in a $25.6 million gain. Other net currency gains and the timing of transactions created the remaining loss of $0.1 million.

Foreign currency gains and losses for the Company in 2006 were primarily tied to movements by the Taiwan Dollar and the British Pound Sterling relative to the U.S. Dollar. The U.S. dollar weakened when compared to the Taiwan Dollar during fiscal 2006, creating a $3.0 million loss, which was offset almost entirely by a $4.5 million gain as a result of strengthening in the U.S. Dollar relative to the British Pound Sterling. Other net currency gains and the timing of transactions created the remaining loss of $0.9 million.

Income Tax Provision

Income tax expense increased by $42.9 million, to $123.3 million, for fiscal year 2007 from $80.4 million for fiscal year 2006, due to our higher taxable income. The effective tax rate was 12.6% for fiscal 2007 versus 13.5% for fiscal 2006. The decrease in tax rate is due to additional tax benefits received from Taiwan as a result of our continued capital investment in our manufacturing facilities in Taiwan, tax credits resulting from our decision to repatriate certain of our Taiwan earnings to our parent company, and the increased contribution to our income from lower tax jurisdictions during 2007 relative to 2006. This lower effective tax rate resulted in a decrease in the ratio of income tax as a percentage of revenue of approximately 0.7% from fiscal 2006 to fiscal 2007.

Net Income

As a result of the various factors noted above, net income increased 66% to $855.0 million for fiscal year 2007 compared to $514.1 million for fiscal year 2006.

Liquidity and Capital Resources

Net cash generated by operations was $862.2 million, $682.1 million, and $361.9 million for fiscal years 2008, 2007 and 2006, respectively. We experienced reductions in both accounts receivable and inventories that contributed to cash generated by operations in 2008. Accounts payable also decreased representing a use of cash. We are focused on reducing accounts receivable days outstanding as we negotiate shorter payment terms with our customers. With regard to inventory, we operate with a customer-oriented approach and seek to maintain sufficient inventory to meet customer demand. Because we desire to respond quickly to our customers and minimize order fulfillment time, our inventory levels are generally substantial enough to meet most demand. We also attempt to carry sufficient inventory levels of key components so that potential supplier shortages have as minimal an impact as possible on our ability to deliver our finished products. We do plan to further reduce inventory levels in 2009 in response to slowing consumer demand.

Capital expenditures in 2008 totaled $119.6 million, a decrease of $37.2 million from fiscal 2007. This amount in 2008 reflects the build-out of additional manufacturing lines in Lin-Kou, Taiwan, completion of our expanded North American distribution facility and maintenance activities. Capital expenditures in 2007 totaled $156.8 million, an increase of $63.9 million from fiscal 2006. This amount in 2007 reflects the purchase and build-out of an additional manufacturing facility in Lin-Kou, Taiwan, continued expansion of research and development facilities in our Taiwan facilities, as well as ordinary capital expenditures for fiscal 2007. Capital expenditures in 2006 totaled $92.9 million, an increase of $65.8 million from fiscal 2005. This amount in 2006 reflects the purchase and renovation of an additional manufacturing facility in Jhongli, Taiwan, the purchase of a new European headquarters in the United Kingdom, as well as ordinary capital expenditures for fiscal 2006.

We have budgeted approximately $60 million of capital expenditures during fiscal 2009 to include normal ongoing capital expenditures, as well as completion of the aviation manufacturing expansion in Olathe, Kansas.

In addition to capital expenditures, 2008 cash flow used in investing related to the purchase of European distributors for a total of $60.1 million, the net sale of $130.7 million of fixed income securities associated with the investment of our on-hand cash balances and the purchase of $7.0 million of intangible assets. The net sale of fixed income securities was primarily related to $239.3 million of cash generated from the tender of our shares of Tele Atlas N.V. Garmin's average return on its investments during fiscal 2008 was approximately 3.4%. In addition to capital expenditures, 2007 cash flow used in investing related to the purchase of Digital Cyclone, Inc., Garmin France SAS, Garmin Deutschland GmbH, Garmin Iberia S.A., Garmin Italia S.p.A., and the assets of Nautamatic Marine Systems, Inc. for a total of $128.8 million, the net sale of $112.8 million of fixed income securities associated with the investment of our on-hand cash balances and the purchase of $2.9 million of intangible assets. The $112.8 million net sale of fixed income securities includes the purchase of $188.2 million of Tele Atlas N.V. outstanding shares in connection with our announced intent to make a cash offer for all outstanding shares which was subsequently abandoned. Garmin's average return on its investments during fiscal 2007 was approximately 4.3%. In addition to capital expenditures, in 2006 cash flow used in investing related to the purchase of Dynastream Innovations, Inc. for $36.5 million, the net purchase of $93.8 million of fixed income securities associated with the investment of our on-hand cash balances and the purchase of $3.1 million of intangible assets. Garmin's average return on its investments during fiscal 2006 was approximately 4.7%. It is management's goal to invest the on-hand cash consistent with Garmin's investment policy, which has been approved by the Board of Directors. The investment policy's primary purpose is to preserve capital, maintain an acceptable degree of liquidity, and maximize yield within the constraint of low credit risk.

Net cash used by financing activities during 2008 was $808.1 million resulting from the use of $671.8 million for the stock repurchases and $150.3 million for the payment of a dividend offset by $14.0 million from the issuance of common shares related to the exercise of employee stock options and stock appreciation rights and the related tax benefit. The $671.8 million of share repurchases represents 17.1 million common shares. Refer to "Item 5. Market for the Company's Common Shares, Related Shareholder Matters and Issuer Purchases of Equity Securities" for additional discussion regarding the 2008 share repurchase programs. Cash flow related to financing activities resulted in a net use of cash in 2007 of $136.1 million. During 2007, Garmin repurchased 57,235 of its common shares under the 3,000,000-share stock repurchase program that was approved by the Board of Directors on August 3, 2006 and expired on December 31, 2007. Sources and uses in financing activities during 2007 related primarily to a use for the payment of a dividend ($162.5 million) and the purchase of stock ($7.8 million), and a source of cash from the issuance of common shares related to the exercise of employee stock options and stock appreciation rights the related tax benefit, and the employee stock purchase plan ($34.4 million). Cash flow related to financing activities resulted in a net use of cash in 2006 of $132.7 million. During 2006, Garmin repurchased 1,155,300 shares of its common shares under the 3,000,000-share stock repurchase program that was approved by the Board of Directors on August 3, 2006 and expired on December 31, 2007. Sources and uses in financing activities during 2006 related primarily to uses for the payment of a dividend ($107.9 million) and stock repurchase ($50.5 million), and a source of cash from the issuance of common shares related to the exercise of employee stock options and stock appreciation rights and the related tax benefit, and the employee stock purchase plan ($25.7 million).

Cash dividends paid to shareholders were $150.3 million, $162.5 million, and $107.9 million during fiscal years 2008, 2007, and 2006, respectively.

We currently use cash flow from operations to fund our capital expenditures, to support our working capital requirements and to repurchase shares. We expect that future cash requirements will principally be for capital expenditures, working capital, repurchase of shares, and payment of dividends declared.

We believe that our existing cash balances and cash flow from operations will be sufficient to meet our projected capital expenditures, working capital and other cash requirements at least through the end of fiscal 2009.

Contractual Obligations and Commercial Commitments

Future commitments of Garmin, as of December 27, 2008, aggregated by type of contractual obligation, are:

	Payments due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Operating Leases	$44,048	$7,957	$13,789	$11,061	$11,241
Purchase Obligations	51,471	47,966	2,265	1,240	0
Total	$95,519	$55,923	$16,054	$12,301	$11,241

Operating leases describes lease obligations associated with Garmin facilities located in the U.S., Taiwan, Europe, and Canada. Purchase obligations are the aggregate of those purchase orders that were outstanding on December 27, 2008; these obligations are created and then paid off within 3 months during the normal course of our manufacturing business.

We may be required to make significant cash outlays related to unrecognized tax benefits. However, due to the uncertainty of the timing of future cash flows associated with our unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits of $214.4 million as of December 27, 2008, have been excluded from the contractual obligations table above. For further information related to unrecognized tax benefits, see Note 2, "Income Taxes", to the consolidated financial statements included in this Report.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

We have market risk primarily in connection with the pricing of our products and services and the purchase of raw materials. Product pricing and raw materials costs are both significantly influenced by semiconductor market conditions. Historically, during cyclical industry downturns, we have been able to offset pricing declines for our products through a combination of improved product mix and success in obtaining price reductions in raw materials costs.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Foreign Currency Exchange Rate Risk

The operation of Garmin's subsidiaries in international markets results in exposure to movements in currency exchange rates. We have experienced significant foreign currency gains and losses due to the strengthening and weakening of the U.S. dollar. The potential of volatile foreign exchange rate fluctuations in the future could have a significant effect on our results of operations.

The currencies that create a majority of the Company's exchange rate exposure are the Taiwan Dollar, the Euro, and British Pound Sterling. Garmin Corporation, headquartered in Shijr, Taiwan, uses the local currency as the functional currency. The Company translates all assets and liabilities at year-end exchange rates and income and expense accounts at average rates during the year. In order to minimize the effect of the currency exchange fluctuations on our net assets, we have elected to retain most of our Taiwan subsidiary's cash and investments in marketable securities denominated in U.S. dollars. In 2008, the Taiwan Dollar weakened 1.6% relative to the U.S. Dollar which resulted in a cumulative translation adjustment of negative $15.3 million at the end of fiscal 2008 and a net foreign currency gain of $20.8 million at Garmin Corporation during 2008.

All European subsidiaries excluding Garmin (Europe) Ltd., Garmin Danmark and Garmin Sweden use the Euro as the functional currency. The functional currency of our largest European subsidiary, Garmin (Europe) Ltd. remains the U.S. dollar, and as some transactions occurred in British Pounds Sterling or Euros, foreign currency gains or losses have been realized historically related to the movements of those currencies relative to the U.S. dollar. The Company believes that gains and losses will become more material in the future as our European presence grows. In 2008, the Euro weakened 4.1% relative to the U.S. dollar and the British Pound Sterling weakened 26.1% relative to the U.S. dollar. These currency moves resulted in a foreign currency loss of $77.3 million in Garmin Ltd. and our European subsidiaries. Offsetting this net loss was a realized gain of $21.5 million due to the strengthening of the Euro between the date of purchase of the Tele Atlas N.V. shares in October 2007 to the dates of sale and tender in February, March, and June 2008. The net result of these currency moves combined with other losses of $0.3 million, and the timing of transactions during the year for a net loss of $35.3 million for the Company.

Interest Rate Risk

We have no outstanding long-term debt as of December 27, 2008. We, therefore, have no meaningful debt-related interest rate risk.

We are exposed to interest rate risk in connection with our investments in marketable securities. As interest rates change, the unrealized gains and losses associated with those securities will fluctuate accordingly. A hypothetical change of 10% in interest rates would not have a material effect on such unrealized gains or losses. At December 27, 2008, cumulative unrealized losses on those securities were $22.2 million.

Item 8. Financial Statements and Supplementary Data

CONSOLIDATED FINANCIAL STATEMENTS

Garmin Ltd. and Subsidiaries
Years Ended December 27, 2008, December 29, 2007 and December 30, 2006

Contents

Report of Ernst & Young LLP
Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Garmin Ltd.

We have audited the accompanying consolidated balance sheets of Garmin Ltd. and Subsidiaries (the Company) as of December 27, 2008 and December 29, 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 27, 2008. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Garmin Ltd. and Subsidiaries at December 27, 2008 and December 29, 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 27, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Garmin Ltd.'s internal control over financial reporting as of December 27, 2008, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Kansas City, Missouri
February 24, 2009

Garmin Ltd. And Subsidiaries
Consolidated Balance Sheets
(In thousands, except share information)

	December 27, 2008	December 29, 2007
Assets		
Current assets:		
Cash and cash equivalents	$696,335	$707,689
Marketable securities *(Note 3)*	12,886	37,551
Accounts receivable, less allowance for doubtful accounts of $42,409 in 2008 and $10,246 in 2007	741,321	952,513
Inventories, net	425,312	505,467
Deferred income taxes *(Note 6)*	49,825	107,376
Prepaid expenses and other current assets	58,746	22,179
Total current assets	1,984,425	2,332,775
Property and equipment, net *(Note 2)*		
Land and improvements	88,272	79,445
Building and improvements	244,804	204,083
Office furniture and equipment	72,665	48,656
Manufacturing equipment	113,956	86,037
Engineering equipment	59,009	51,670
Vehicles	14,698	13,104
	593,404	482,995
Accumulated depreciation	(148,152)	(108,848)
	445,252	374,147
Restricted cash *(Note 4)*	1,941	1,554
Marketable securities *(Note 3)*	262,009	386,954
License agreements, net	16,013	14,672
Other intangible assets	214,941	181,358
Total assets	$2,924,581	$3,291,460
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$160,094	$341,053
Salaries and benefits payable	34,241	31,696
Accrued warranty costs	87,408	71,636
Accrued sales program costs	90,337	142,360
Other accrued expenses	87,021	138,243
Income taxes payable	20,075	76,895
Total current liabilities	479,176	801,883
Deferred income taxes *(Note 6)*	4,070	11,935
Non-current taxes	214,366	126,593
Other liabilities	1,115	435
Stockholders' equity:		
Common stock, $0.005 par value, 1,000,000,000 shares authorized *(Notes 9, 10, and 11)*:		
Issued and outstanding shares - 200,363,000 in 2008, and 216,980,000 in 2007	1,002	1,086
Additional paid-in capital	-	132,264
Retained earnings *(Note 2)*	2,262,503	2,171,134
Accumulated other comprehensive gain/(loss)	(37,651)	46,130
Total stockholders' equity	2,225,854	2,350,614
Total liabilities and stockholders' equity	$2,924,581	$3,291,460

See accompanying notes.

Garmin Ltd. And Subsidiaries
Consolidated Statements of Income
(In Thousands, Except Per Share Information)

	Fiscal Year Ended		
	December 27, 2008	**December 29, 2007**	**December 30, 2006**
Net sales	$3,494,077	$3,180,319	$1,774,000
Cost of goods sold	1,940,562	1,717,064	891,614
Gross profit	1,553,515	1,463,255	882,386
Selling, general and administrative expenses	485,389	396,498	214,513
Research and development expense	206,109	159,406	113,314
	691,498	555,904	327,827
Operating income	862,017	907,351	554,559
Other income (expense):			
Interest income	35,535	41,995	35,897
Interest expense	(607)	(207)	(41)
Foreign currency	(35,286)	22,964	596
Gain on sale of equity securities	50,884	5,101	3,852
Other	1,823	1,069	(309)
	52,349	70,922	39,995
Income before income taxes	914,366	978,273	594,554
Income tax provision (benefit): *(Note 6)*			
Current	136,252	179,355	113,226
Deferred	45,266	(56,093)	(32,795)
	181,518	123,262	80,431
Net income	$732,848	$855,011	$514,123
Basic net income per share *(Note 10)*	$3.51	$3.95	$2.38
Diluted net income per share *(Note 10)*	$3.48	$3.89	$2.35

See accompanying notes.

Garmin Ltd. And Subsidiaries
Consolidated Statements of Stockholders' Equity
(In Thousands, Except Share and Per Share Information)

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Dollars	Capital	Earnings	Gain/(Loss)	Total
Balance at December 31, 2005	216,134	$1,081	$96,242	$1,072,454	($12,513)	$1,157,264
Net income	–	–	–	514,123	–	514,123
Translation adjustment	–	–	–	–	7,525	7,525
Adjustment related to unrealized gains (losses) on available-for-sale securities, net of income tax effects of $355	–	–	–	–	(287)	(287)
Comprehensive income						521,361
Dividends paid	–	–	–	(107,923)	–	(107,923)
Tax benefit from exercise of employee stock options	–	–	9,660	–	–	9,660
Issuance of common stock from exercise of stock options	994	6	12,499	–	–	12,505
Stock appreciation rights	–	–	11,913	–	–	11,913
Purchase and retirement of common stock	(1,155)	(6)	(50,444)	–	–	(50,450)
Issuance of common stock through stock purchase plan	125	1	3,568	–	–	3,569
Balance at December 30, 2006	216,098	$1,082	$83,438	$1,478,654	($5,275)	$1,557,899
Net income	–	–	–	855,011	–	855,011
Translation adjustment	–	–	–	–	992	992
Adjustment related to unrealized gains (losses) on available-for-sale securities, net of income tax effects of $31	–	–	–	–	50,413	50,413
Comprehensive income						906,415
Dividends paid	–	–	–	(162,531)	–	(162,531)
Tax benefit from exercise of employee stock options	–	–	17,434	–	–	17,434
Issuance of common stock from exercise of stock options	819	4	11,278	–	–	11,282
Stock appreciation rights	–	–	22,164	–	–	22,164
Purchase and retirement of common stock	(57)	–	(7,780)	–	–	(7,780)
Issuance of common stock through stock purchase plan	120	–	5,730	–	–	5,730
Balance at December 29, 2007	216,980	$1,086	$132,264	$2,171,134	$46,130	$2,350,614
Net income	–	–	–	732,848	–	732,848
Translation adjustment	–	–	(3,053)	(1,595)	(14,991)	(19,639)
Adjustment related to unrealized gains (losses) on available-for-sale securities, net of income tax effects of $122	–	–	–	–	(68,790)	(68,790)
Comprehensive income						644,419
Dividends paid	–	–	–	(150,251)	–	(150,251)
Tax benefit from exercise of employee stock options	–	–	2,143	–	–	2,143
Issuance of common stock from exercise of stock options	158	2	2,873	–	–	2,875
Stock appreciation rights	–	–	38,872	–	–	38,872
Purchase and retirement of common stock	(17,138)	(86)	(182,128)	(489,633)	–	(671,847)
Issuance of common stock through stock purchase plan	363	–	9,029	–	–	9,029
Balance at December 27, 2008	200,363	$1,002	$–	$2,262,503	($37,651)	$2,225,854

See accompanying notes.

Garmin Ltd. And Subsidiaries
Consolidated Statements of Cash Flows
(In Thousands)

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Operating Activities:			
Net income	$732,848	$855,011	$514,123
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	46,910	35,524	21,535
Amortization	31,507	28,513	22,940
Loss on sale of property and equipment	124	560	67
Provision for doubtful accounts	32,355	3,617	955
Provision for obsolete and slow-moving inventories	24,461	34,975	23,245
Unrealized foreign currency losses/(gains)	15,887	(926)	(344)
Deferred income taxes	51,554	(57,843)	(35,060)
Stock compensation	38,872	22,164	11,913
Realized gains on marketable securities	(50,884)	(5,101)	(3,852)
Changes in operating assets and liabilities, net of acquisition:			
Accounts receivable	206,101	(477,108)	(230,111)
Inventories	83,035	(224,180)	(92,708)
Prepaid expenses and other current assets	(4,356)	6,213	(4,357)
Purchase of licenses	(15,289)	(23,569)	(2,950)
Accounts payable	(236,287)	174,781	10,187
Accrued expenses	(18,166)	253,909	97,167
Income taxes payable	(76,509)	55,548	29,105
Net cash provided by operating activities	862,164	682,088	361,855
Investing activities:			
Purchases of property and equipment	(119,623)	(156,777)	(92,906)
Proceeds from sale of property and equipment	19	5	76
Purchase of intangible assets	(6,971)	(2,918)	(3,115)
Purchase of marketable securities	(373,580)	(1,672,041)	(453,085)
Redemption of marketable securities	504,324	1,784,816	359,313
Acquistions, net of cash acquired	(60,131)	(128,751)	(36,499)
Change in restricted cash	(387)	(29)	(169)
Net cash used in investing activities	(56,349)	(175,695)	(226,385)
Financing activities:			
Dividends	(150,251)	(162,531)	(107,923)
Payment on long-term debt	-	(248)	(11)
Proceeds from issuance of common stock through stock purchase plan	9,029	5,730	3,569
Proceeds from issuance of common stock from exercise of stock options	1,817	11,278	12,505
Tax benefit related to stock option exercise	2,143	17,434	9,660
Purchase of common stock	(671,847)	(7,780)	(50,450)
Net cash used in financing activities	(809,109)	(136,117)	(132,650)
Effect of exchange rate changes on cash and cash equivalents	(8,061)	92	149
Net increase/(decrease) in cash and cash equivalents	(11,354)	370,368	2,969
Cash and cash equivalents at beginning of year	707,689	337,321	334,352
Cash and cash equivalents at end of year	$696,334	$707,689	$337,321

See accompanying notes.

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Supplemental disclosures of cash flow information			
Cash paid during the year for income taxes	$134,421	$54,963	$67,044
Cash received during the year from income tax refunds	$177	$779	$537
Cash paid during the year for interest	$607	$207	$41
Supplemental disclosure of non-cash investing and financing activities			
Change in marketable securities related to unrealized appreciation (depreciation)	($68,668)	$51,210	$68
Acquisitions, net of cash acquired			
Fair value of assets acquired	$136,952	$256,609	$42,616
Liabilities assumed	(60,336)	(106,654)	(5,997)
Less cash acquired	(16,485)	(21,204)	(120)
Net cash paid	$60,131	$128,751	$36,499

See accompanying notes.

(In Thousands, Except Share and Per Share Information)

1. Description of the Business

Garmin Ltd. and subsidiaries (together, the "Company") manufacture, market, and distribute Global Positioning System-enabled products and other related products. Garmin Corporation (GC), wholly-owned by Garmin Ltd., is primarily responsible for the manufacturing and distribution of the Company's products to Garmin International, Inc. (GII), a wholly-owned subsidiary of GC, and Garmin (Europe) Limited (GEL), a wholly-owned subsidiary of Garmin Ltd., and, to a lesser extent, new product development and sales and marketing of the Company's products in Asia and the Far East. GII is primarily responsible for sales and marketing of the Company's products in many international markets and in the United States as well as research and new product development. GII also manufactures certain products for the Company's aviation segment. GEL is responsible for sales and marketing of the Company's products, principally within the European market. In addition, the Company acquired ten European distributors in 2007 and 2008 which distribute Garmin product throughout Europe.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The accompanying consolidated financial statements reflect the accounts of Garmin Ltd. and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

Fiscal Year

The Company has adopted a 52–53-week period ending on the last Saturday of the calendar year. Due to the fact that there are not exactly 52 weeks in a calendar year and there is slightly more than one additional day per year (not including the effects of leap year) in each calendar year as compared to a 52-week fiscal year, the Company will have a fiscal year comprising 53 weeks in certain fiscal years, as determined by when the last Saturday of the calendar year occurs.

In those resulting fiscal years that have 53 weeks, the Company will record an extra week of sales, costs, and related financial activity. Therefore, the financial results of those fiscal years, and the associated 14-week fourth quarter, will not be entirely comparable to the prior and subsequent 52-week fiscal years and the associated quarters having only 13 weeks. Fiscal 2008, 2007 and 2006 included 52 weeks.

Foreign Currency Translation

GC utilizes the Taiwan Dollar as its functional currency. In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, *Foreign Currency Translation*, the financial statements of GC for all periods presented have been translated into United States Dollars (USD), the functional currency of Garmin Ltd. and GII, and the reporting currency herein, for purposes of consolidation at rates prevailing during the year for sales, costs, and expenses and at end-of-year rates for all assets and liabilities. The effect of this translation is recorded in a separate component of stockholders' equity. Cumulative translation adjustments of ($15,306) and ($315) as of December 27, 2008 and December 29, 2007, respectively, net of related taxes, have been included in accumulated other comprehensive gain/(loss) in the accompanying consolidated balance sheets.

Transactions in foreign currencies are recorded at the approximate rate of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. All differences are recorded in results of operations and amounted to exchange gains/(losses) of

($35,286), $22,964, and $596 for the years ended December 27, 2008, December 29, 2007, and December 30, 2006, respectively. The loss in fiscal 2008 was the result of the strengthening of the USD offset by a gain associated with the sale and tender of our Tele Atlas N.V. shares. The gain in fiscal 2007 was the result of the strengthening of the Euro and British Pound Sterling relative to the United States dollar experienced by our European companies. The gain in fiscal 2006 was the result of nearly off-setting currency moves in the Taiwan Dollar and the Euro and British Pound Sterling.

Earnings Per Share

Basic earnings per share amounts are computed based on the weighted-average number of common shares outstanding. For purposes of diluted earnings per share, the number of shares that would be issued from the exercise of dilutive stock options has been reduced by the number of shares which could have been purchased from the proceeds of the exercise at the average market price of the Company's stock during the period the options were outstanding. See Note 10.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, operating accounts, money market funds, and securities with maturities of three months or less when purchased. The carrying amount of cash and cash equivalents approximates fair value, given the short maturity of those instruments.

Trade Accounts Receivable

We sell our products to retailers, wholesalers, and other customers and extend credit based on our evaluation of the customer's financial condition. Potential losses on receivables are dependent on each individual customer's financial condition. We carry our trade accounts receivable at net realizable value. Typically, our accounts receivable are collected within 60 days and do not bear interest. We monitor our exposure to losses on receivables and maintain allowances for potential losses or adjustments. We determine these allowances by (1) evaluating the aging of our receivables; and (2) reviewing our high-risk customers. Past due receivable balances are written off when our internal collection efforts have been unsuccessful in collecting the amount due.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method (which approximates the first-in, first-out (FIFO) method) by GC and the FIFO method by GII, GAT and GEL. Inventories consisted of the following:

	December 27, 2008	**December 29, 2007**	**December 30, 2006**
Raw materials	**$151,132**	$130,056	$85,040
Work-in-process	**28,759**	57,622	42,450
Finished goods	**268,625**	348,975	163,286
Inventory reserves	**(23,204)**	(31,186)	(19,768)
	$425,312	$505,467	$271,008

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings and improvements	39
Office furniture and equipment	5
Manufacturing and engineering equipment	5
Vehicles	5

Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment is based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

SFAS No. 142, *Goodwill and Other Intangible Assets,* requires that goodwill and intangible assets with indefinite useful lives should not be amortized but rather be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. The Company did not recognize any goodwill or intangible asset impairment charges in 2008, 2007, or 2006. The Company established reporting units based on its current reporting structure. For purposes of testing goodwill for impairment, goodwill has been allocated to these reporting units to the extent it relates to each reporting unit. SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 3 to 10 years.

Dividends

On June 6, 2008 the Board of Directors declared a dividend of $0.75 per share to be paid on December 15, 2008 to shareholders of record on December 1, 2008. The Company paid out a dividend in the amount of $150,251. The dividend has been reported as a reduction of retained earnings.

On August 1, 2007 the Board of Directors declared a dividend of $0.75 per share to be paid on September 14, 2007 to shareholders of record on August 15, 2007. The Company paid out a dividend in the amount of $162,531. The dividend has been reported as a reduction of retained earnings.

On April 26, 2006 the Board of Directors declared a post-split dividend of $0.50 per share to be paid on December 15, 2006 to shareholders of record on December 1, 2006. The Company paid out a dividend in the amount of $107,923. The dividend has been reported as a reduction of retained earnings.

Approximately $186,383 and $159,210 of retained earnings are indefinitely restricted from distribution to stockholders pursuant to the laws of Taiwan at December 27, 2008 and December 29, 2007, respectively.

Intangible Assets

At December 27, 2008 and December 29, 2007, the Company had patents, license agreements, customer related intangibles and other identifiable finite-lived intangible assets recorded at a cost of $152,104 and $159,503, respectively. The Company's excess purchase cost over fair value of net assets acquired (goodwill) was $127,429 at December 27, 2008 and $98,494 at December 29, 2007.

Identifiable, finite-lived intangible assets are amortized over their estimated useful lives on a straight-line basis over three to ten years. Accumulated amortization was $48,579 and $59,967 at December 27, 2008 and December 29, 2007 respectively. Amortization expense was $30,874, $26,942, and $21,147, for the years ended

December 27, 2008, December 29, 2007, and December 30, 2006, respectively. In the next five years, the amortization expense is estimated to be $22,859, $22,285, $20,408, $10,465, and $3,965, respectively.

Marketable Securities

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date.

All of the Company's marketable securities are considered available-for-sale at December 27, 2008. See Note 3. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive gain/(loss). At December 27, 2008 and December 29, 2007, cumulative unrealized gains/(losses) of ($22,345) and $46,445, respectively, were reported accumulated in other comprehensive gain/(loss), net of related taxes.

The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the specific identification method.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes as measured by the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income taxes of $153,170 and $149,071 at December 27, 2008 and December 29, 2007, respectively, have not been accrued by the Company for the unremitted earnings of several of its subsidiaries because such earnings are intended to be reinvested in the subsidiaries indefinitely.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), on December 31, 2006, the beginning of fiscal year 2007. As a result of the implementation of FIN 48, the Company has not recognized a material increase or decrease in the liability for unrecognized tax benefits. The total amount of unrecognized tax benefits as of December 27, 2008 was $214.4 million including interest of $11.1 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits for years ending December 27, 2008 and December 29, 2007 is as follows (in $millions):

	December 27, 2008	December 29, 2007
Balance at beginning of year	$126.6	$70.5
Additions based on tax positions related to prior years	14.2	10.0
Reductions based on tax positions related to prior years	(4.6)	(8.0)
Additions based on tax positions related to current period	83.8	73.0
Reductions based on tax positions related to current period	-	-
Reductions related to settelements with tax authorities	-	(7.6)
Expiration of statute of limitations	(5.6)	(11.3)
Balance at December 27, 2008	**$214.4**	**$126.6**

The December 27, 2008 balance of $214.4 million of unrecognized tax benefits, if recognized, would reduce the effective tax rate. None of the unrecognized tax benefits are due to uncertainty in the timing of deductibility.

FIN 48 requires unrecognized tax benefits to be classified as non-current liabilities, except for the portion that is expected to be paid within one year of the balance sheet date. Prior to FIN 48 adoption, unrecognized tax benefits were classified as current liabilities, but the entire $214.4 million is required to be classified as non-current at December 27, 2008.

Interest expense and penalties, if any, accrued on the unrecognized tax benefits are reflected in income tax expense. At December 27, 2008 and December 29, 2007, the Company had accrued approximately $11.1 million and $4.7 million respectively for interest. Interest expense included in income tax expense for the years ending December 27, 2008 and December 29, 2007 are $6.4 million and $1.4 million, respectively. The Company had no amounts accrued for penalties as the nature of the unrecognized tax benefits, if recognized, would not warrant the imposition of penalties.

The Company files income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. The Company is no longer subject to U.S. federal, state, or local tax examinations by tax authorities for years prior to 2005. The Company also considers 2003 and 2004 US federal returns to have been effectively settled due to the completion of audit examination by the Internal Revenue Service. The Company is no longer subject to Taiwan income tax examinations by tax authorities for years prior to 2003. The Company is no longer subject to United Kingdom tax examinations by tax authorities for years prior to 2007.

The Company believes that it is reasonably possible that approximately $20 million of its reserves for certain unrecognized tax benefits will decrease within the next 12 months as the result of the expiration of statute of limitations. This potential decrease in unrecognized tax benefits would impact the Company's effective tax rate within the next 12 months.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company grants credit to certain customers who meet the Company's pre-established credit requirements. Generally, the Company does not require security when trade credit is granted to customers. Credit losses are provided for in the Company's consolidated financial statements and typically have been within management's expectations. Credit risk has become more significant in fiscal 2008 due to the macro economic conditions but the Company is managing credit terms and balances accordingly. Certain customers are allowed extended terms consistent with normal industry practice. Most of these extended terms can be classified as either relating to seasonal sales variations or to the timing of new product releases by the Company.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured. Product is considered delivered to the customer once it has been shipped and title and risk of loss have been transferred. For most of the Company's product sales, these criteria are met at the time the product is delivered to the customer's location. The Company assumes no remaining significant obligations associated with the product sale other than that related to its warranty programs discussed below.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold in the accompanying consolidated financial statements.

Product Warranty

The Company provides for estimated warranty costs at the time of sale. The warranty period is generally for one year from date of shipment with the exception of certain aviation products for which the warranty period is two years from the date of installation and certain marine products for which the warranty period is three years from the date of shipment.

Sales Programs

The Company provides certain monthly and quarterly incentives for its dealers and distributors based on various factors including dealer purchasing volume and growth. Additionally, from time to time, the Company provides rebates to end users on certain products. Estimated rebates and incentives payable to dealers and distributors are regularly reviewed and recorded as accrued expenses on a monthly basis. In addition, the Company provides dealers and distributors with product discounts termed "price protection" to assist these customers in clearing older products from their inventories in advance of new product releases. Each price protection discount is tied to a specific product and can be applied to all customers who have purchased the price protected product or a special price protection discount may be agreed to on an individual customer basis. These rebates, incentives, and price protections are recorded as reductions to net sales in the accompanying consolidated statements of income in the period the Company has sold the product.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense amounted to approximately $208,177, $206,948, and $114,749 for the years ended December 27, 2008, December 29, 2007, and December 30, 2006, respectively.

Research and Development

A majority of the Company's research and development is performed in the United States. Research and development costs, which are expensed as incurred, amounted to approximately $206,109, $159,406, and $113,314 for the years ended December 27, 2008, December 29, 2007, and December 30, 2006, respectively.

Customer Service and Technical Support

Customer service and technical support costs are included on the selling, general and administrative expense line on our statements of operations. Customer service and technical support costs include costs associated with performing order processing, answering customer inquiries by telephone and through Web sites, e-mail and other electronic means, and providing free technical support assistance to customers. In connection with the sale of certain products, we provide a limited amount of free technical support assistance to customers. The technical support is provided within one year after the associated revenue is recognized. We accrue the estimated cost of providing this free support upon product shipment.

Software Development Costs

Statement of Financial Accounting Standards (SFAS) 86, *"Accounting for Costs of Computer Software to be Sold, Leased, or otherwise Marketed,"* requires companies to expense software development costs as they incur them until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to customers. Our capitalized software development costs are not significant. SFAS 2, *"Accounting for Research and Development Costs,"* establishes accounting and reporting standards for research and development. In accordance with SFAS 2, costs we incur to enhance our existing products or after the general release of the service using the product are expensed in the period they are incurred and included in research and development costs on our statement of operations.

Accounting for Stock-Based Compensation

The Company currently sponsors three stock based employee compensation plans. On January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 123(R) requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including employee stock options and restricted stock based on estimated fair values. SFAS No. 123(R) supersedes the Company's previous accounting under Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, for periods beginning in fiscal 2006. See Note 9.

The Company adopted SFAS No. 123(R) using the modified prospective method. Under the modified prospective method, compensation costs are recognized beginning with the effective date based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. The Company's consolidated financial statements as of and for fiscal years ended December 27, 2008, December 29, 2007, and December 30, 2006 reflect the impact of SFAS No. 123(R).

SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as stock-based compensation expenses over the requisite service period in the Company's consolidated financial statements.

As stock-based compensation expenses recognized in the accompanying consolidated statement of income for the fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006 are based on awards ultimately expected to vest, they have been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and management's estimates.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted SFAS No. 157 effective December 30, 2007 and the adoption did not have a material impact on the Company's financial condition or operating results.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS No. 157 classifies the inputs used to measure fair value into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liability
Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or Unadjusted quoted prices for identical or similar assets
Level 3	Unobservable inputs for the asset or liability

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

For fair value measurements using significant unobservable inputs, an independent third party provided the valuation. The inputs used in the valuations used the following methodology. The collateral composition was used to estimate Weighted Average Life based on historical and projected payment information. Cash flows were projected for the issuing trusts, taking into account underlying loan principal, bonds outstanding, and payout formulas. Taking this information into account, assumptions were made as to the yields likely to be required, based upon then current market conditions for comparable or similar term Asset Based Securities as well as other fixed income securities.

Assets and liabilities measured at estimated fair value on a recurring basis are summarized below:

	Fair Value Measurements as of December 27, 2008			
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Available for-sale securites	$ 203,592	$ 203,592	-	-
Failed Auction rate securities	71,303	-	-	71,303
Total	$ 274,895	$ 203,592	$ -	$ 71,303

For assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period, SFAS No. 157 requires a reconciliation of the beginning and ending balances, separately for each major category of assets. The reconciliation is as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	13-Weeks Ended Dec 27, 2008	**52-Weeks Ended Dec 27, 2008**
Beginning balance of auction rate securities	$83,140	$ -
Total unrealized losses included in other comprehensive income	(11,837)	(21,547)
Purchases in and/or out of Level 3	-	92,850
Transfers in and/or out of Level 3	-	-
Ending balance of auction rate securities	$71,303	$71,303

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115*. SFAS No. 159 allows companies to choose to measure eligible financial instruments and certain other items at fair value that are not required to be measured at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 159 effective December 30, 2007 and the adoption did not have a material impact on the Company's financial condition or operating results.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements ("SFAS 160"). SFAS 160 outlines the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The statement is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of SFAS No. 160 to have a material impact on our financial reporting and disclosure.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS 141R"). This standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. The statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The Company will determine the impact of adopting SFAS 141R on its consolidated financial statements should applicable transactions occur in the future.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS No. 161"). This statement will require holders of derivative instruments to provide qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses from derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for interim and annual periods beginning after November 15, 2008. The company is not currently the holder of any derivative instruments; thus, currently adoption of this statement would not have any effect on the Company's results of operations, financial condition, or cash flows.

3. Marketable Securities

The following is a summary of the Company's marketable securities classified as available-for-sale securities at December 27, 2008:

	Amortized Cost	**Gross Unrealized Gains/(Losses)**	**Estimated Fair Value (Net Carrying Amount)**
Mortgage-backed securities	**$137,854**	**$1,044**	**$138,898**
Auction rate securities	**92,850**	**(21,547)**	**71,303**
Obligations of states and political subdivisions	**40,336**	**948**	**41,284**
U.S. corporate bonds	**16,545**	**(2,507)**	**14,038**
Other	**9,502**	**(130)**	**9,372**
Total	**$297,087**	**($22,192)**	**$274,895**

The following is a summary of the Company's marketable securities classified as available-for-sale securities at December 29, 2007:

	Amortized Cost	Gross Unrealized Gains/(Losses)	Estimated Fair Value (Net Carrying Amount)
Mortgage-backed securities	$99,749	($68)	$99,681
Obligations of states and political subdivisions	59,497	158	59,655
U.S. corporate bonds	8,479	(219)	8,260
Equity securities	188,971	46,688	235,659
Other	21,333	(83)	21,250
Total	$378,029	$46,476	$424,505

The unrealized losses on the Company's investment in 2008 were caused primarily by changes in interest rates, specifically, widening credit spreads. The Company's investment policy requires investments to be rated A or better with the objective of minimizing the potential risk of principal loss. Therefore, the Company considers the declines to be temporary in nature. Fair values were determined for each individual security in the investment portfolio. When evaluating the investments for other-than-temporary impairment, the Company review factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, and the Company's ability and intent to hold the investment for a period of time, which may be sufficient for anticipated recovery in market value. During 2008, the Company did not record any material impairment charges on its outstanding securities. As of December 27, 2008, the Company does not consider any of its investment to be other-than-temporarily impaired.

At December 29, 2007, the Company's equity securities were primarily comprised of an investment in Tele Atlas N.V. acquired by Garmin in 2007 in connection with its announced intent to make a cash offer for all outstanding shares of Tele Atlas N.V., which was subsequently abandoned. This resulted in a $46.7 million unrealized gain in fiscal 2007. In fiscal 2008, the Company realized a gain of $72.4 million following the sales and tender of the shares of Tele Atlas N.V. including foreign currency gain due to the strengthening of the Euro. As a result of this transaction, the unrealized gain on equity securities in fiscal 2007 was eliminated.

The amortized cost and estimated fair value of marketable securities at December 27, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less (2009)	$14,535	$14,675
Due after one year through five years (2010-2014)	29,906	28,110
Due after five years through ten years (2015-2019)	66,515	67,037
Due after ten years (2020 and thereafter)	186,131	165,073
	$297,087	$274,895

The effective maturity date differs from the stated maturity dates. The securities are classified in the balance sheet at their stated maturity dates.

In accordance with FASB Staff Position FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,* the Company evaluated investments that were in an unrealized loss position to determine the length of time that individual securities have been in a continuous loss position. No investments that were in an unrealized loss position have been held for greater than twelve months.

4. Commitments and Contingencies

Rental expense related to office, equipment, warehouse space and real estate amounted to $8,419, $5,546, and $3,119 for the years ended December 27, 2008, December 29, 2007, and December 30, 2006, respectively.

Future minimum lease payments are as follows:

Year	Amount
2009	$7,957
2010	7,393
2011	6,396
2012	5,607
2013	5,454
Thereafter	11,241

Certain cash balances of GEL are held as collateral by a bank securing payment of the United Kingdom value-added tax requirements. The total amount of restricted cash balances were $1,941 and $1,554 at December 27, 2008 and December 29, 2007, respectively.

In the normal course of business, the Company and its subsidiaries are parties to various legal claims, actions, and complaints, including matters involving patent infringement and other intellectual property claims and various other risks. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or if not, what the impact might be. However, the Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's results of operations, financial position or cash flows.

5. Employee Benefit Plans

GII sponsors a defined contribution employee retirement plan under which its employees may contribute up to 50% of their annual compensation subject to Internal Revenue Code maximum limitations and to which GII contributes a specified percentage of each participant's annual compensation up to certain limits as defined in the Plan. Additionally, GEL has a defined contribution plan under which its employees may contribute up to 7.5% of their annual compensation. Both GII and GEL contribute an amount determined annually at the discretion of the Board of Directors. During the years ended December 27, 2008, December 29, 2007, and December 30, 2006, expense related to these plans of $14,927, $11,412, and $8,690, was charged to operations.

Certain of the Company's foreign subsidiaries participate in local defined benefit pension plans. Contributions are calculated by formulas that consider final pensionable salaries. Neither obligations nor contributions for the years ended December 27, 2008, December 29, 2007, and December 30, 2006, were significant.

6. Income Taxes

The Company's income tax provision (benefit) consists of the following:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Federal:			
Current	$90,655	$132,452	$42,850
Deferred	23,639	(42,193)	(21,153)
	114,294	90,259	21,697
State:			
Current	1,318	12,569	4,935
Deferred	1,090	(2,916)	(3,922)
	2,408	9,653	1,013
Foreign:			
Current	44,279	34,334	65,441
Deferred	20,537	(10,984)	(7,720)
	64,816	23,350	57,721
Total	$181,518	$123,262	$80,431

The income tax provision differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The sources and tax effects of the differences, including the impact of establishing tax contingency accruals, are as follows:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Federal income tax expense at U.S. statutory rate	$332,278	$342,396	$208,094
State income tax expense, net of federal tax effect	2,030	5,922	658
Foreign tax rate differential	(233,928)	(230,243)	(112,903)
Taiwan tax holiday benefit	(24,904)	(44,128)	(50,905)
Net change in uncertain tax postions	87,800	56,100	37,544
Other foreign taxes less incentives and credits	20,428	(117)	5,901
Other, net	(2,186)	(6,668)	(7,958)
Income tax expense	$181,518	$123,262	$80,431

The Company's income before income taxes attributable to non-U.S. operations was $823,364, $850,102, and $508,367, for the years ended December 27, 2008, December 29, 2007, and December 30, 2006, respectively. The Taiwan tax holiday benefits included in the table above reflect $0.12, $0.20, and $0.24 per weighted-average common share outstanding for the years ended December 27, 2008, December 29, 2007, and December 30, 2006, respectively. The Company currently expects to benefit from these Taiwan tax holidays through 2013, at which time these tax benefits expire.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 27, 2008	December 29, 2007	December 30, 2006
Deferred tax assets:			
Product warranty accruals	$1,696	$18,975	$11,259
Allowance for doubtful accounts	15,098	2,430	1,327
Inventory reserves	5,331	7,699	4,555
Sales program allowances	14,471	42,832	12,629
Reserve for sales returns	2,914	5,565	1,660
Other accrual	5,411	3,911	2,424
Unrealized intercompany profit in inventory	3,601	30,006	21,115
Unrealized foreign currency loss	-	-	325
Stock option compensation	20,375	8,887	3,720
Tax credit carryforwards, net	36,406	15,198	30,287
Net operating losses of subsidiaries	2,809	1,800	195
Other	5,022	4,649	4,225
Valuation allowance: NOL, loss carryforward, tax credits	(34,487)	(15,491)	(28,301)
	78,647	126,461	65,420
Deferred tax liabilities:			
Depreciation	12,872	9,209	7,883
Prepaid Expenses	3,031	6,498	-
Unrealized foreign currency loss	522	161	-
Book basis in excess of tax basis for acquired entities	15,936	14,867	-
Unrealized investment gain	153	31	278
Other	378	254	2,454
	32,892	31,020	10,615
Net deferred tax assets	$45,755	$95,441	$54,805

At December 27, 2008, the company had $36.4 million of tax credit carryover which includes $31.5 million of Taiwan surtax credit with no expiration. Additionally, the Company had $3.7 million in Taiwan investment credit which will expire in 2012.

7. Fair Value of Financial Instruments

In accordance with SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, the following summarizes required information about the fair value of certain financial instruments for which it is currently practicable to estimate such value. None of the financial instruments are held or issued for trading purposes. The carrying amounts and fair values of the Company's financial instruments are as follows:

	December 27, 2008		December 29, 2007	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Cash and cash equivalents	$696,335	$696,335	$707,689	$707,689
Restricted cash	1,941	1,941	1,554	1,554
Marketable securities	274,895	274,895	424,505	424,505

For certain of the Company's financial instruments, including accounts receivable, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

8. Segment Information

The Company operates within its targeted markets through four reportable segments, those being related to products sold into the marine, automotive/mobile, outdoor/fitness, and aviation markets. All of the Company's reportable segments offer products through the Company's network of independent dealers and distributors as well as through OEM's. However, the nature of products and types of customers for the four segments vary significantly. As such, the segments are managed separately. The Company's marine, automotive/mobile, and outdoor/fitness segments include portable global positioning system (GPS) receivers and accessories sold primarily to retail outlets. These products are produced primarily by the Company's subsidiary in Taiwan. The Company's aviation products are portable and panel mount avionics for Visual Flight Rules and Instrument Flight Rules navigation and are sold primarily to aviation dealers and certain aircraft manufacturers.

The Company's Chief Executive Officer has been identified as the Chief Operating Decision Maker (CODM). The CODM evaluates performance and allocates resources based on income before income taxes of each segment. Income before income taxes represents net sales less operating expenses including certain allocated general and administrative costs, interest income and expense, foreign currency adjustments, and other non-operating corporate expenses. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no inter-segment sales or transfers.

The identifiable assets associated with each reportable segment reviewed by the CODM include accounts receivable and inventories. The Company does not report property and equipment, intangible assets, depreciation and amortization, or capital expenditures by segment to the CODM.

Revenues, interest income and interest expense, income before income taxes, and identifiable assets for each of the Company's reportable segments are presented below:

	Fiscal Year Ended December 27, 2008				
	Aviation	Outdoor/ Fitness	Marine	Auto/ Mobile	Total
Net sales to external customers	$323,406	$427,783	$204,477	$2,538,411	$3,494,077
Allocated interest income	957	5,006	1,867	27,705	35,535
Allocated interest expense	(109)	(23)	(104)	(371)	(607)
Income before income taxes	118,737	165,986	63,904	565,739	914,366
Assets:					
Accounts receivable	68,615	90,761	43,383	538,562	741,321
Inventories	39,366	52,071	24,890	308,985	425,312

	Fiscal Year Ended December 29, 2007				
	Aviation	Outdoor/ Fitness	Marine	Auto/ Mobile	Total
Net sales to external customers	$294,995	$339,741	$203,399	$2,342,184	$3,180,319
Allocated interest income	2,258	4,661	3,127	31,949	41,995
Allocated interest expense	(3)	(92)	(10)	(102)	(207)
Income before income taxes	113,407	127,804	71,920	665,142	978,273
Assets:					
Accounts receivable	88,352	101,753	60,918	701,490	952,513
Inventories	46,885	53,997	32,327	372,258	505,467

	Fiscal Year Ended December 30, 2006				
	Aviation	Outdoor/ Fitness	Marine	Auto/ Mobile	Total
Net sales to external customers	$232,906	$285,362	$166,639	$1,089,093	$1,774,000
Allocated interest income	1,952	5,693	3,020	25,232	35,897
Allocated interest expense	49	(44)	17	(63)	(41)
Income before income taxes	86,141	120,905	65,087	322,421	594,554
Assets:					
Accounts receivable	52,978	64,910	37,905	247,731	403,524
Inventories	35,580	43,594	25,457	166,377	271,008

Net sales, long-lived assets (property and equipment), and net assets by geographic area are as follows as of and for the years ended December 27, 2008, December 29, 2007, and December 30, 2006:

	North America	Asia	Europe	Total
December 27, 2008				
Net sales to external customers	**$2,333,585**	**$144,740**	**$1,015,752**	**$3,494,077**
Long lived assets	**221,158**	**168,528**	**55,566**	**445,252**
Net assets	**687,638**	**1,371,240**	**166,976**	**2,225,854**
December 29, 2007				
Net sales to external customers	$2,066,823	$144,155	$969,341	$3,180,319
Long-lived assets	185,838	143,181	45,128	374,147
Net assets	908,267	1,309,783	132,564	2,350,614
December 30, 2006				
Net sales to external customers	$1,093,581	$87,048	$593,371	$1,774,000
Long-lived assets	148,922	65,280	36,786	250,988
Net assets	431,795	1,074,827	51,277	1,557,899

Best Buy, a customer in the outdoor/fitness, marine, and auto/mobile segments, accounted for 12.0% of the Company's consolidated net sales in the year ended December 27, 2008.

9. Stock Compensation Plans

Accounting for Stock-Based Compensation

The various Company stock compensation plans are summarized below:

2005 Equity Incentive Plan

In June 2005, the shareholders adopted an equity incentive plan (the "2005 Plan") providing for grants of incentive and nonqualified stock options, stock appreciation rights ("SARs"), restricted stock units ("RSUs") and/or performance shares to employees of the Company and its subsidiaries, pursuant to which up to 10,000,000 common shares were available for issuance. The stock options and stock appreciation rights vest evenly over a period of five years or as otherwise determined by the Board of Directors or the Compensation Committee and generally expire ten years from the date of grant, if not exercised. During 2008, 2007, and 2006, the Company granted 1,454,050, 2,838,200, and 2,341,800 stock appreciation rights, respectively. Also during 2008, 1,043,800 restricted stock units were granted which vest evenly over a five year period and 30,000 performance shares were granted which cliff vest in three years subject to a performance condition pertaining to operating income growth.

2000 Equity Incentive Plan

In October 2000, the shareholders adopted an equity incentive plan (the "2000 Plan") providing for grants of incentive and nonqualified stock options, stock appreciation rights ("SARs"), restricted stock units ("RSUs") and/or performance shares to employees of the Company and its subsidiaries, pursuant to which up to 7,000,000 common shares were available for issuance. The stock options and stock appreciation rights vest evenly over a period of five years or as otherwise determined by the Board of Directors or the Compensation Committee and generally expire ten years from the date of grant, if not exercised. During 2007, the Company granted 20,000 stock appreciation rights and during 2006 the Company granted 64,131 nonqualified stock options, respectively.

2000 Non-employee Directors' Option Plan

Also in October 2000, the stockholders adopted a stock option plan for non-employee directors (the Directors Plan) providing for grants of options for up to 100,000 common shares. The term of each award is ten years. All awards vest evenly over a three-year period. During 2008, 2007, and 2006, options to purchase 15,696, 5,562, and 7,630 shares, respectively, were granted under this plan.

Stock-Based Compensation Activity

A summary of the Company's stock-based compensation activity and related information under the 2005 Equity Incentive Plan, the 2000 Equity Incentive Plan and the 2000 Non-employee Directors' Option Plan for the years ended December 27, 2008, December 29, 2007, and December 30, 2006 is provided below:

	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Fair Value RSUs	Number of Shares
		(In Thousands)		*(In Thousands)*
Outstanding at December 31, 2005	$19.29	6,354	-	-
Granted	$48.54	2,413	-	-
Exercised	$12.59	(994)	-	-
Forfeited	$28.57	(47)	-	-
Outstanding at December 30, 2006	$29.24	7,726	-	-
Granted	$84.61	2,864	-	-
Exercised	$18.29	(934)	-	-
Forfeited	$38.11	(125)	-	-
Outstanding at December 29, 2007	**$46.82**	**9,531**	-	-
Granted	**$51.00**	**1,470**	**$19.59**	**1,044**
Exercised	**$22.35**	**(226)**	-	-
Forfeited	**$53.89**	**(249)**	-	-
Outstanding at December 27, 2008	**$47.76**	**10,526**	**$19.59**	**1,044**
Exercisable at December 27, 2008	**$33.27**	**4,656**	-	-

Stock Options as of December 27, 2008

Exercise Price	Options Outstanding	Remaining Life (Years)	Options Exercisable
	(In Thousands)		*(In Thousands)*
$7.00 -$20.00	2,001	4.40	1,744
$20.01 - $40.00	2,142	6.13	1,521
$40.01 - $60.00	3,626	8.38	837
$60.01 - $80.00	1,345	8.44	270
$80.01 - $100.00	7	8.81	1
$100.01 - $120.00	1,402	8.92	282
$120.01 - $140.00	3	8.78	1
	10,526	7.25	4,656

The weighted-average remaining contract life for options outstanding and exercisable at December 27, 2008 is 7.25 and 5.88 years, respectively.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2008, 2007, and 2006:

	2008	2007	2006
Weighted average fair value of options granted	$18.47	$33.81	$20.01
Expected volatility	0.3845	0.3677	0.3534
Dividend yield	3.75%	0.76%	1.00%
Expected life of options in years	6.0	6.0	6.3
Risk-free interest rate	2%	4%	5%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The fair value of the RSUs was determined based on the market value at the date of grant.

The total fair value of awards vested during 2008, 2007, and 2006 was $35,384, $17,840, and $9,413, respectively. The total stock based compensation expense calculated using the Black-Scholes option valuation model in 2008, 2007, and 2006 was $38,872, $22,164, and $11,913, respectively.The aggregate intrinsic values of options outstanding and exercisable at December 27, 2008 were $8.2 million and $8.2 million, respectively. The aggregate intrinsic value of options exercised during the year ended December 27, 2008 was $0.6 million. Aggregate intrinsic value represents the positive difference between the Company's closing stock price on the last trading day of the fiscal period, which was $19.39 on December 27, 2008, and the exercise price multiplied by the number of options exercised. As of December 27, 2008, there was $141.7 million of total unrecognized compensation cost related to unvested share-based compensation awards granted to employees under the stock compensation plans. That cost is expected to be recognized over a period of five years.

Employee Stock Purchase Plan

The shareholders also adopted an employee stock purchase plan (ESPP). Up to 2,000,000 shares of common stock have been reserved for the ESPP. Shares will be offered to employees at a price equal to the lesser of 85% of the fair market value of the stock on the date of purchase or 85% of the fair market value on the enrollment date. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2008, 2007, and 2006, 362,902, 120,230, and 124,693 shares, respectively were purchased under the plan for a total purchase price of $8,782, $5,730, and $3,569, respectively. At December 27, 2008, approximately 663,679 shares were available for future issuance.

10. Earnings Per Share

The following table sets forth the computation of basic and diluted net income per share:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Numerator (in thousands):			
Numerator for basic and diluted net income per share - net income	**$732,848**	$855,011	$514,123
Denominator (in thousands):			
Denominator for basic net income per share - weighted-average common shares	**208,993**	216,524	216,340
Effect of dilutive securities - employee stock-based awards (note 10)	**1,687**	3,351	2,505
Denominator for diluted net income per share - weighted-average common shares	**210,680**	219,875	218,845
Basic net income per share	**$3.51**	$3.95	$2.38
Diluted net income per share	**$3.48**	$3.89	$2.35

Options to purchase 5,846,000, 886,000, and 757,000 common shares were outstanding during 2008, 2007, and 2006 respectively, but were not included in the computation of diluted earnings per share because the effect was antidilutive.

11. Share Repurchase Program

The Board of Directors approved a share repurchase program on October 22, 2008, authorizing the Company to purchase up to $300 million of its common shares as market and business conditions warrant. The share repurchase authorization expires on December 31, 2009. During fiscal 2008, $42 million of common shares were repurchased and retired under this plan.

The Board of Directors approved a share repurchase program on June 6, 2008, authorizing the Company to purchase up to 10,000,000 of its common shares as market and business conditions warrant. The share repurchase authorization expires on December 31, 2009. During fiscal 2008, 10,000,000 shares were repurchased and retired under this plan.

The Board of Directors approved a share repurchase program on February 4, 2008, authorizing the Company to purchase up to 5,000,000 of its common shares as market and business conditions warrant. The share repurchase authorization expires on December 31, 2009. During fiscal 2008, 5,000,000 shares were repurchased and retired under this plan.

The Board of Directors approved a share repurchase program on August 3, 2006, authorizing the Company to purchase up to 3,000,000 of its common shares as market and business conditions warrant. The share repurchase authorization expired on December 31, 2007. From inception to expiration, 1,212,535 shares were repurchased and retired under this plan.

12. Shareholder Rights Plan

On October 24, 2001, Garmin's Board of Directors adopted a shareholder rights plan (the "Rights Plan"). Pursuant to the Rights Plan, the Board declared a dividend of one preferred share purchase right on each outstanding common share of Garmin to shareholders of record as of November 1, 2001. The rights trade together with Garmin's common shares. The rights generally will become exercisable if a person or group acquires or announces an intention to acquire 15% or more of Garmin's outstanding common shares. Each right (other than those held by the new 15% shareholder) will then be exercisable to purchase preferred shares of Garmin (or in certain instances other securities of Garmin) having at that time a market value equal to two times the then current exercise price. Garmin's

Board of Directors may redeem the rights at $0.001 per right at any time before the rights become exercisable. The rights expire on October 31, 2011.

13. Selected Quarterly Information (Unaudited)

	Fiscal Year Ended December 27, 2008			
	Quarter Ending			
	March 29	**June 28**	**September 27**	**December 27**
Net sales	**$663,805**	**$911,671**	**$870,355**	**$1,048,246**
Gross profit	**320,115**	**417,128**	**385,639**	**430,633**
Net income	**147,779**	**256,092**	**171,244**	**157,733**
Basic net income per share	**$0.68**	**$1.20**	**$0.83**	**$0.78**

	Fiscal Year Ended December 29, 2007			
	Quarter Ending			
	March 31	**June 30**	**September 29**	**December 29**
Net sales	$492,159	$742,466	$728,673	$1,217,021
Gross profit	237,752	374,667	341,851	508,985
Net income	139,860	214,377	193,507	307,267
Basic net income per share	$0.65	$0.99	$0.89	$1.42

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included. These results are not necessarily indicative of future quarterly results.

14. Acquisitions

In the first quarter of 2008, Garmin Ltd. acquired Fairpoint Navigation A/S (the distributor of Garmin's consumer products in Denmark). The company has been renamed Garmin Danmark A/S.

In the second quarter of 2008, Garmin Ltd. acquired Formar Electronics N.V./S.A. (the distributor of Garmin's consumer products in Belgium and Luxembourg). The company has been renamed Garmin Belux N.V./S.A.

In the third quarter of 2008, Garmin Ltd. acquired NavCor Oy, the distributor of Garmin's consumer products in Finland; Puls Elektronik GmbH, the distributor of Garmin's consumer products in Austria; and SatSignal Equipamentos de Comunicações e de Navegação S.A., the distributor of Garmin's consumer products in Portugal. NavCor Oy has been renamed Garmin Suomi Oy. Puls Elektronik GmbH has been renamed Garmin Austria GmbH. SatSignal Equipamentos de Comunicações e de Navegação S.A. has been renamed Garmin Portugal – Equipamentos de Comunicações e de Navegação, Lda.

In the fourth quarter of 2008, Garmin Ltd. acquired Sportmanship International AB, the distributor of Garmin's consumer products in Sweden. Sportmanship International AB has been renamed Garmin Sweden AB.

These companies were acquired for $76.6 million less $16.5 million cash acquired. The preliminary purchase price allocation resulted in an increase in goodwill and intangible assets of $44.3 million. These acquisitions are not material, either individually or in aggregate, therefore supplemental pro forma information is not presented.

15. Warranty Reserves

The Company's products sold are generally covered by a warranty for periods ranging from one to two years. The Company's estimate of costs to service its warranty obligations are based on historical experience and expectation of future conditions and are recorded as a liability on the balance sheet. The following reconciliation provides an illustration of changes in the aggregate warranty reserve:

	Fiscal Year Ended		
	December 27, 2008	**December 29, 2007**	**December 30, 2006**
Balance - beginning of period	**$71,636**	$37,639	$18,817
Accrual for products sold during the period	**132,644**	98,702	51,080
Expenditures	**(116,872)**	(64,705)	(32,258)
Balance - end of period	**$87,408**	$71,636	$37,639

16. Subsequent Events

On February 4, 2009, Garmin Ltd. and ASUSTeK Computer Inc. announced a strategic alliance that will leverage the companies' navigation and mobile telephony expertise to design, manufacture and distribute co-branded location-centric mobile phones. The mobile phone product line will be known as the Garmin-Asus nüvifone™ series.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

(b) Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the operations resulting from the six entities (collectively "the Acquisitions") which were acquired during fiscal 2008 and are included in the 2008 consolidated financial statements. The financial reporting systems of the Acquisitions were integrated into the company's financial reporting systems throughout 2008. Therefore, the company did not have the practical ability to perform an assessment of their internal controls in time for this current year end. The company fully expects to include the Acquisitions in next year's assessment. The Acquisitions constituted $76.9 million and $37.9 million of total and net assets, respectively, as of December 27, 2008 and $105.3 million and $5.8 million of revenues and net income, respectively, for the year then ended in the consolidated financial statements.

Management of the Company assessed the effectiveness of the Company's internal control over financial reporting as of December 27, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework".

Based on such assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 27, 2008.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, issued an attestation report on management's effectiveness of the Company's internal control over financial reporting as of December 27, 2008, as stated in their report which is included herein. That attestation report appears below.

(c) Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders
Garmin Ltd.

We have audited Garmin Ltd.'s internal control over financial reporting as of December 27, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Garmin Ltd.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of its 2008 acquisitions, which are included in the 2008 consolidated financial statements of Garmin Ltd. and Subsidiaries and constituted $76.9 million and $37.9 million of total and net assets, respectively, as of December 27, 2008 and $105.3 million and $5.8 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Garmin Ltd. also did not include an evaluation of the internal control over financial reporting of its 2008 acquisitions.

In our opinion, Garmin Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 27, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Garmin Ltd. and Subsidiaries as of December 27, 2008 and December 29, 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 27, 2008 and our report dated February 24, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Kansas City, Missouri
February 24, 2009

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 27, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Garmin has incorporated by reference certain information in response or partial response to the Items under this Part III of this Annual Report on Form 10-K pursuant to General Instruction G(3) of this Form 10-K and Rule 12b-23 under the Exchange Act. Garmin's definitive proxy statement in connection with its annual meeting of shareholders scheduled for June 5, 2009 (the "Proxy Statement") will be filed with the Securities and Exchange Commission no later than 120 days after December 27, 2008.

(a) Directors of the Company

The information set forth in response to Item 401 of Regulation S-K under the headings "Proposal 1 - Election of Two Directors" and "The Board of Directors" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

(b) Executive Officers of the Company

The information set forth in response to Item 401 of Regulation S-K under the heading "Executive Officers of the Registrant" in Part I of this Form 10-K is incorporated herein by reference in partial response to this Item 10.

(c) Compliance with Section 16(a) of the Exchange Act

The information set forth in response to Item 405 of Regulation S-K under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

(d) Audit Committee and Audit Committee Financial Expert

The information set forth in response to Item 402 of Regulation S-K under the heading "The Board of Directors -- Audit Committee" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

Garmin's Board of Directors has determined that Gene M. Betts, Charles W. Peffer, and Thomas A. McDonnell, members of Garmin's Audit Committee, are "audit committee financial experts" as defined by the SEC regulations implementing Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Betts, Mr. Peffer and Mr. McDonnell are each "independent" as defined by current listing standards of the Nasdaq Stock Market.

(e) Code of Ethics

Garmin's Board of Directors has adopted the Code of Conduct of Garmin Ltd. and Subsidiaries (the "Code"). The Code is applicable to all Garmin employees including the Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Chief Financial Officer, the Controller and other officers. A copy of the Code is filed as Exhibit 14.1 to this Annual Report on Form 10-K. If any amendments to the Code are made, or any waivers with respect to the Code are granted to the Chief Executive Officer, Chief Financial Officer or Controller, such amendment or waiver will be disclosed in a Form 8-K filed with the Securities and Exchange Commission.

Item 11. Executive Compensation

The information set forth in response to Item 402 of Regulation S-K under the headings "Executive Compensation Matters" and "The Board of Directors – Non-Management Director Compensation" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 11.

The information set forth in response to Item 407(e)(4) of Regulation S-K under the heading "The Board of Directors -- Compensation Committee Interlocks and Insider Participation; Certain Relationships" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 11.

The information set forth in response to Item 407(e)(5) of Regulation S-K under the heading "Executive Compensation Matters – Report of Compensation Committee" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth in response to Item 403 of Regulation S-K under the heading "Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 12.

Equity Compensation Plan Information

The following table gives information as of December 27, 2008 about the Garmin common shares that may be issued under all of the Company's existing equity compensation plans, as adjusted for stock splits.

	A	B	C
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)**
Equity compensation plans approved by shareholders	10,525,858	$47.76	2,316,234
Equity compensation plans not approved by shareholders	--	--	--
Total	10,525,858	$47.76	2,316,234

(1) Consists of the Garmin Ltd. 2005 Equity Incentive Plan, the Garmin Ltd. 2000 Equity Incentive Plan, the Garmin Ltd. 2000 Non-Employee Directors' Option Plan and the Garmin Ltd. Employee Stock Purchase Plan.

The Company has no knowledge of any arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth in response to Item 404 of Regulation S-K under the heading "Compensation Committee Interlocks and Insider Participation; Certain Relationships" in the Proxy Statement is incorporated herein by reference in partial response to this Item 13.

The information set forth in response to Item 407(a) of Regulation S-K under the headings "Proposal One--Election of Two Directors" and "The Board of Directors" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 13.

Item 14. Principal Accounting Fees and Services

The information set forth under the headings "Audit Matters -- Independent Registered Public Accounting Firm Fees" and "Pre-Approval of Services Provided by the Independent Auditor" in the Proxy Statement is hereby incorporated by reference in response to this Item 14.

PART IV

Item 15. Exhibits, and Financial Statement Schedules

(a) List of Documents filed as part of this Report

(1) Consolidated Financial Statements

The consolidated financial statements and related notes, together with the report of Ernst & Young LLP, appear in Part II, Item 8 "Financial Statements and Supplementary Data" of this Form 10-K.

(2) Schedule II Valuation and Qualifying Accounts

All other schedules have been omitted because they are not applicable, are insignificant or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits -- The following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

EXHIBIT NUMBER	DESCRIPTION
3.1	Memorandum and Articles of Association of Garmin Ltd. and Notice of Resolution (incorporated by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2006).
4.1	Specimen share certificate (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-1 filed December 6, 2000 (Commission File No. 333-45514)).
4.2	Shareholder Rights Agreement (incorporated by reference to Exhibit 4 of the Registrant's Current Report on Form 8-K filed on October 26, 2001).
4.3	Amendment to Shareholder Rights Agreement (incorporated by reference to Exhibit 1.1 of the Registrant's Amendment No.1 to Registration Statement on Form 8-A12G/A filed on November 14, 2005).
10.1	Garmin Ltd. 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form S-1 filed December 6, 2000 (Commission File No. 333-45514)).
10.2	Form of Stock Option Agreement pursuant to the Garmin Ltd. 2000 Equity Incentive Plan for Employees of Garmin International, Inc. (incorporated by reference to Exhibit 10.1of the Registrant's Current Report on Form 8-K filed on September 7, 2004).
10.3	Form of Stock Option Agreement pursuant to the Garmin Ltd. 2000 Equity Incentive Plan for Employees of Garmin Corporation (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on September 7, 2004).
10.4	Form of Stock Option Agreement pursuant to the Garmin Ltd. 2000 Equity Incentive Plan for UK-Approved Stock Options for Employees of Garmin (Europe) Ltd. (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed on September 7, 2004).

10.5	Form of Stock Option Agreement pursuant to the Garmin Ltd. 2000 Equity Incentive Plan for Non UK-Approved Stock Options for Employees of Garmin (Europe) Ltd. (incorporated by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K filed on September 7, 2004).
10.6	Garmin Ltd. 2000 Non-Employee Directors' Option Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form S-1 filed December 6, 2000 (Commission File No. 333-45514)).
10.7	Form of Stock Option Agreement pursuant to the Garmin Ltd. Non-Employee Directors' Option Plan for Non-Employee Directors of Garmin Ltd. (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on September 7, 2004).
10.8	Garmin Ltd. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed August 9, 2006).
10.9	First Amendment to Garmin Ltd. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K filed on March 27, 2002).
10.10	Second Amendment to Garmin Ltd. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on August 13, 2003).
10.11	Garmin Ltd. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on June 7, 2005).
10.12	Form of Stock Option Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on June 7, 2005).
10.13	Form of Stock Appreciation Rights Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on June 7, 2005).
10.14	Form of Stock Appreciation Rights Agreement pursuant to the Garmin Ltd. 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.4) of the Registrant's Quarterly Report on Form 10-Q filed on May 8, 2007.
10.15	Amended and Restated Garmin Ltd. Employee Stock Purchase Plan effective January 1, 2008.
10.16	Form of Time Vested Restricted Stock Unit Award Agreement under the Garmin Ltd. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on December 17, 2008).
10.17	Form of Performance Shares Award Agreement under the Garmin Ltd. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on December 17, 2008).
10.18	Garmin Ltd. 2009 Cash Incentive Bonus Plan.
10.19	Vendor Agreement dated February 27, 2004 between Best Buy Purchasing LLC and Garmin USA, Inc.

10.20	Best Buy Vendor Program Agreement dated February 29, 2008
14.1	Code of Conduct of Garmin Ltd. and Subsidiaries.
21.1	List of subsidiaries
23.1	Consent of Ernst & Young LLP
24.1	Power of Attorney (included in signature page)
31.1	Chief Executive Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Chief Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Chief Executive Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Chief Financial Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(b) Exhibits.

The exhibits listed on the accompanying Exhibit Index in Item 15(a)(3) are filed as part of, or are incorporated by reference into, this Annual Report on Form 10-K.

(c) Financial Statement Schedules.

Reference is made to Item 15(a)(2) above.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
Garmin Ltd. and Subsidiaries
(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 27, 2008:					
Deducted from asset accounts					
Allowance for doubtful accounts	**$10,246**	**$32,355**	**-**	**($192)**	**$42,409**
Inventory reserve	**31,186**	**24,461**	**-**	**(32,443)**	**23,204**
Total	**$41,432**	**$56,816**	**-**	**($32,635)**	**$65,613**
Year Ended December 29, 2007:					
Deducted from asset accounts					
Allowance for doubtful accounts	$5,340	$3,617	-	$1,289	$10,246
Inventory reserve	19,768	34,975	-	(23,557)	31,186
Total	$25,108	$38,592	-	($22,268)	$41,432
Year Ended December 30, 2006:					
Deducted from asset accounts					
Allowance for doubtful accounts	$4,226	$955	-	$159	$5,340
Inventory reserve	14,756	23,245	-	(18,233)	19,768
Total	$18,982	$24,200	-	($18,074)	$25,108

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GARMIN LTD.

By /s/ Min H. Kao
Min H. Kao
Chief Executive Officer

Dated: February 25, 2009

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Min H. Kao and Kevin Rauckman and Andrew R. Etkind, and each of them, as his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 25, 2009:

/s/ Min H. Kao
Min H. Kao
Chairman, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Gene M. Betts
Gene M. Betts
Director

/s/ Kevin Rauckman
Kevin Rauckman
(Principal Financial Officer and Principal Accounting Officer)
Chief Financial Officer and Treasurer

/s/Donald H. Eller
Donald H. Eller
Director

/s/ Charles W. Peffer
Charles W. Peffer
Director

/s/ Thomas A. McDonnell
Thomas A. McDonnell
Director

/s/ Clifton A. Pemble .
Clifton A Pemble
Director

(1) Audit Committee
(2) Nominating and Corporate Governance Committee
(3) Compensation Committee

BOARD OF DIRECTORS

Gene M. Betts (1) (2) (3)
Chief Financial Officer
Embarq Corporation

Donald H. Eller (2) (3)
Private Investor

Dr. Min H. Kao
Chairman and Chief Executive Officer
Garmin Ltd.

Thomas A. McDonnell (1) (2) (3)
Chief Executive Officer
DST Systems, Inc.

Charles W. Peffer (1) (2) (3)
Retired Partner
KPMG LLP

Clifton A. Pemble
President and Chief Operating Officer
Garmin Ltd.

EXECUTIVE OFFICERS

Dr. Min H. Kao
Chairman and Chief Executive Officer

Clifton A. Pemble
President and Chief Operating Officer

Kevin S. Rauckman
Chief Financial Officer and Treasurer

Andrew R. Etkind
Vice President, General Counsel and Secretary

Danny J. Bartel
Vice President, Worldwide Sales
Garmin International, Inc.

Gary V. Kelley
Vice President, Marketing
Garmin International, Inc.

Brian J. Pokorny
Vice President, Operations
Garmin International, Inc.

Investor Relations

investor.relations@garmin.com
Security analysts, investment professionals and shareholders can find investor relations information on the company's website at www.garmin.com/stock.

Transfer Agent

Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts, 02021
United States of America

Independent Accountants

Ernst & Young LLP

Market Information

The Common Shares of Garmin Ltd. are traded on the Nasdaq National Market under the symbol GRMN.

Garmin, the Garmin logo, GPSMAP, G1000, FliteCharts, SafeTaxi, nüvi, zūmo, Forerunner, Edge, City Navigator, eTrex Vista, Oregon and Astro are trademarks of Garmin Ltd. or its subsidiaries and are registered in one or more countries, including the U.S.

SVT, GFC, flyGarmin, ecoRoute, nüvifone, GMR, GWS, GHP, Shadow Drive, ANT+, DC and Approach are trademarks of Garmin Ltd. or its subsidiaries.

Offices

Garmin Ltd.
P.O. Box 10670
45 Market Street
Suite 3206B
Gardenia Court
Camana Bay
Grand Cayman KY1-1006
Cayman Islands

Garmin International, Inc.
1200 East 151st Street
Olathe, Kansas, 66062
United States of America

Garmin AT, Inc.
2345 Turner Road SE
Salem, Oregon, 97302
United States of America

Garmin (Europe) Ltd.
Liberty House
Hounsdown Business Park
Southampton
SO40 9LR
United Kingdom

Garmin (Asia) Corporation
No. 68, Jangshu 2nd Road
Shijr, Taipei County
Taiwan, R.O.C.

Garmin Australasia Pty. Ltd.
167 Prospect Hwy. Unit 19
Seven Hills, NSW 2147
Australia

Garmin Austria GmbH
Hauptstrasse 12
Nestelbach/Graz A-8302
Austria

Garmin Belux N.V./S.A.
Rue Pierre Dupont 165
Brussels B-1140
Belgium

Garmin China Co. Ltd.
Suite 805, Air China Plaza
No. 36, Xiaoyun Road
Chaoyang District
Beijing
China

Digital Cyclone, Inc.
5125 County Road 101, Suite 300
Minnetonka, Minnesota, 55345
United States of America

Dynastream Innovations, Inc.
228 River Avenue
Cochrane, Alberta T4C 2C1
Canada

Garmin Danmark A/S
Hejrevang 19
Allerød 3450
Denmark

Garmin Desenvolvimento de Sistemas de Aviação (Brasil) Ltda.
Avenida das Nações Unidas
12551, 9th Floor
São Paulo, SP
Brazil

Garmin Deutschland GmbH
Lochhamer Schlag 5a
Gräfelfing 82166
Germany

Garmin France SAS
Immeuble Le Capitol
55, avenue des Champs Pierreux
92012 Nanterre Cedex
France

Garmin Iberia S.A.
C/Riera Montalegre s/n Nave 50
Poligono Indust Pomar de Dalt
Badalona 08916
Spain

Garmin Italia S.p.A.
Strada 8 Palazzo "L"
20089 Milanofiori – Rozzano
Milan
Italy

Garmin Portugal – Equipamentos de Comunicações e de Navegação, S.A
Cacém Park – Armazém 2
Estrada de Paço de Arcos
2735-238 Cacém
Portugal

Garmin Suomi Oy
Seisaketie 3
08680 Lohja
Finland

Garmin Sweden AB
Bolshedens Industriväg 35
P.O. Box 53
S-427 22
Billdal
Sweden

Garmin Ltd.
P.O. Box 10670
45 Market Street
Suite 3206B
Gardenia Court
Camana Bay
Grand Cayman KY1-1006
Cayman Islands
(345) 640.9050

www.garmin.com

©2009 Garmin Ltd. All rights reserved.

M00-60237-00 0409